As filed with the Securities and Exchange Commission December  15, 2006

Registration No. 333-138948

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
to
FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

___________________

FUWEI FILMS (HOLDINGS) CO., LTD

(Exact Name of Registrant as Specified in Its Charter)

___________________

Cayman Islands	3081	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061
0536-8884280

(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

___________________

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Mitchell S. Nussbaum, Esq.	Jody R. Samuels, Esq.
Loeb & Loeb LLP	Richardson & Patel LLP
345 Park Avenue	The Chrysler Building
New York, New York 10154	405 Lexington Avenue, 26th Floor
(212) 407-4000	New York, New York 10174
(212) 407-4990 – Facsimile	(212) 907-6686
(212) 907-6687 – Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Ordinary shares, $.129752 par value per share	4,312,500	(2)	$10.00		$43,125,000	4,614
Representative’s Purchase Option (3)	1		$100		$100	—	(4)
Ordinary shares, $.129752 par value per share	187,500	(5)	$11.50	(6)	$2,156,250	231
Totals	4,500,000				$45,281,350	4,845	(7)

——————

(1)

Estimated pursuant to Rule 457(a) solely for the purpose of computing the amount of the registration fee.

(2)

Includes 562,500 ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option.

(3)

In connection with the registrant’s sale of the ordinary shares, the registrant is granting an option to purchase ordinary shares to the representative of the underwriters or, at the direction of the representative, to other underwriters or selling group members or bona fide officers of the underwriters or selling group members.

(4)

No fee due pursuant to Rule 457(g).

(5)

Reserved for issuance upon exercise of the Representative’s Purchase Option.

(6)

Exercise price of Representative’s Purchase Option.

(7)

Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED DECEMBER 15, 2006

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement becomes effective. This prospectus is not an offer to sell and is not a solicitation of an offer to buy in any state in which an offer, solicitation, or sale is not permitted.

3,750,000 Ordinary Shares

FUWEI FILMS (HOLDINGS) CO., LTD

———————————

We are selling 3,750,000 of our ordinary shares. We have granted the underwriters a 45 day option to purchase up to 562,500 additional ordinary shares to cover over-allotments, if any.

This is the initial public offering of our ordinary shares. We currently expect the initial public offering price to be between $8.00 and $10.00 per share. We have applied for the quotation of our ordinary shares on the NASDAQ Global Market under the symbol “FFHL.”

Investing in our ordinary shares involves a high degree of risk. You should read carefully the “Risk Factors” beginning on page 10 of this prospectus before investing in our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting discount and commissions(1)	$	$
Non-accountable expense allowance	$	$
Proceeds, before expenses, to us(2)	$	$

——————

(1)

Includes the corporate finance fee payable solely to Maxim Group LLC of $       per share for a total fee of $      , or $       if the over-allotment option is exercised in full.

(2)

We estimate that we will incur approximately $1,800,000 in offering expenses in connection with this offering.

This is a firm commitment underwriting. The underwriters expect to deliver the shares to purchasers on or about                       , 2006.

———————————

Maxim Group LLC Sole Book Runner
WR Hambrecht + Co
Chardan Capital Markets, LLC

The date of this prospectus is                               , 2006

Until,                        , 2006 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary does not contain all of the information you should consider before investing in our ordinary shares. You should read the following summary together with the entire prospectus carefully, including the “Risk Factors” section beginning on page 10 and the audited and unaudited financial statements and the accompanying notes to those financial statements beginning on page F-1 before making an investment decision. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriter’s over-allotment option and no exercise of the representative’s purchase option to purchase ordinary shares.

Overview

We develop, manufacture and distribute high quality plastic film using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Our BOPET film is widely used in consumer based packaging (such as the food, pharmaceutical, cosmetics, tobacco and alcohol industries), imaging (such as masking film, printing plates and microfilms), electronics and electrical industries (such as wire and cable wrap, capacitors and motor insulation), as well as in magnetic products (such as audio and video tapes). We believe our innovations in BOPET film technology, along with the numerous applications for our products, as well as our state of the art production facilities have made us one of the top manufacturers of BOPET film in China.

Since our operating subsidiary Fuwei Films (Shandong) Co., Ltd began operations in 2003, it has recorded total aggregate sales for the three years ended December 31, 2005 of approximately RMB 809 million. In addition to sales of our products in China, we sell our products internationally to customers in the United States, Japan and Southeast Asia. Our customer base has increased from approximately 125 customers at the end of 2003 to approximately 303 customers at June 30, 2006, and now includes some of the world’s largest companies engaged in flexible packaging, including Alcan, Inc. of Canada.

Since our establishment, all of our revenues have been derived from the sales of BOPET film, particularly our printing film, stamping film and metallization film which accounted for approximately 87.0% of our net revenues in 2004 and 68.8% of our net revenues in 2005. During this time, our revenues from the sales of special films such as anti-counterfeit film, laser holographic base film and single/double surface matte film has grown from 0.6% in 2004 to 13.9% in 2005.

Our revenues have increased since our inception, going from approximately RMB 95.1 million in 2003 to RMB 346.2 million (US$43.3 million) in 2005 and RMB 159.8 million in the first half of 2005 to RMB 219.9 million (US$27.5 million) in the first half of 2006. Similarly, our gross profit increased from approximately RMB 28.4 million in 2003 to approximately RMB 87.1 million (US$10.9 million) in 2005 and from RMB 44.5 million in the first half of 2005 to RMB 51.8 million (US$6.5 million) in the first half of 2006. Our net income in 2003 and 2005 was approximately RMB 23.0 million and RMB 57.1 million (US$7.1 million), respectively, and was approximately RMB 30.9 million and RMB 32.3 million (US$4.0 million) in the first half of 2005 and 2006, respectively. Our operating income increased from approximately RMB 23.7 million in 2003 to RMB 66.0 million (US$8.3 million) in 2005, with operating income margins of 24.9% and 19.1%, in 2003 and 2005, respectively, and from RMB 34.8 million in the first half of 2005 to RMB 38.9 million (US$ 4.9 million) in the first half of 2006, with operating income margins of 21.8% and 17.7%, respectively. Our revenues, gross profit and net income decreased in 2005 as compared to 2004 primarily due to a decrease of the average selling price of our BOPET products. As of June 30, 2006, we had negative working capital as represented by net current liabilities of RMB 237.6 million (US$29.7 million) due to outstanding short term bank loans of RMB 240 million (US$30 million) that are due at various times in the fourth quarter of 2006 and the first quarter of 2007. However, our principal lender has to date not required that we repay those loans upon their maturity and has confirmed its willingness to extend current lending commitments of approximately RMB 200.0 million (US$25.0 million) through December 31, 2007, although such confirmation does not constitute a new or amended loan agreement. We expect to formalize such extension in a new loan agreement with our lender following the consummation of this offering.

Our Products

We market our products under our brand name “Fuwei Films.”  The principal types of films we produce are namely:

•

Printing base film used in printing and lamination;

•

Stamping foil base film used for packaging of luxury items to increase the aesthetic presentation of an item;

•

Metallization or aluminum plating base film used for vacuum aluminum plating for paper or flexible plastic lamination;

•

Laser holographic base film which may be used as anti-counterfeit purposes and can also be used in packaging to help enhance the aesthetic appeal of food, medicine, cosmetics, cigarettes and alcohol;

•

Matte film used for printing, metallization, stamping and transferring; and

•

High-gloss film used for aesthetically enhanced packaging purposes.

Selling prices and profit margins are generally higher for those types of BOPET film products which require higher technical expertise such as the laser holographic base film, the matte film and the high gloss film.

Our Market

We sell BOPET film products to customers in the flexible packaging industry in China (which we also refer to as the People’s Republic of China, or PRC), in particular in the eastern region of China. We began marketing and selling our products overseas to customers and distributors mainly in the United States, Japan and Southeast Asia in the second half of 2004. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as the production of thick BOPET film products to be used in electrical and electronics industries. The thick BOPET film products used by these industries are imported into China and are generally more costly. We intend to begin manufacturing thick BOPET products after completion of this offering and upon the implementation of our new production line. We expect that our thick BOPET products will be less costly than the imported thick BOPET products currently being used in China.

Our Strengths and Challenges

We believe that our rapid development since our inception in 2003 and our strong current market position are largely attributable to the following principal competitive strengths:

•

Our thick BOPET film products will be aimed at replacing the higher priced imported thick BOPET products and are expected to gain market share rapidly;

•

Our management team has extensive industrial manufacturing and packaging industry experience which we believe will enhance our ability to develop and implement our business strategy, as well as capitalize on our competitive market position in China;

•

Our modern and efficient manufacturing facilities enable us to achieve optimal use of our production capacity. Our combination of manufacturing flexibility and efficiency enhances our ability to bring new technologies to the marketplace and meet the ever-increasing performance needs of our customers in a timely and cost-effective manner;

•

Our technical expertise and advanced BOPET film production facilities position us at the forefront of the industry;

•

Our brand name “Fuwei Films” is recognized in the BOPET film market in the PRC.

•

We expect to face challenges in our business operations, including:

•

uncertainty in acquiring raw materials on a timely basis and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years;

•

competition in the BOPET film production business from larger, better financed companies;

•

uncertainty in obtaining adequate financing to meet our working capital requirements and expansion of our product lines;

•

our ability to satisfy our obligations under our existing short-term loans;

•

our ability to manage growth;

•

our ability to retain the services of our key management and experienced personnel and attract additional skilled personnel;

•

political and economic conditions in China; and

•

the other factors described in the section entitled “Risk Factors” beginning on page 10, and other information provided throughout this prospectus

Our Business Strategies

Our principal objectives are to strengthen our position as a leading producer of BOPET film products in China, and seek additional growth markets outside mainland China. At present, we intend to achieve these objectives by implementing the following strategies:

•

Continue to invest in new production lines capable of increasing the capacity of the production of our BOPET film products and new products. After the completion of this offering, we intend to invest in a new production line capable of producing BOPET film that is between 50 to 200 microns thick. The BOPET film produced using this new production line is targeted at industrial use, for example, thin film transistor-liquid crystal display (or TFT-LCD) screens. We expect to penetrate into the electrical and electronics industries with such new product offerings. Such industries currently rely on expensive imports as PRC manufacturers do not at present possess such production capabilities. We expect our new BOPET film production line to begin commercial production by the fourth quarter of 2007 with a designed annual production capacity of more than 23,000 tons.

•

Maintain our strength in BOPET technology research and development by continuing to invest in technologies that enhance our existing primary products as well as create potential new and innovative BOPET film products. In particular, after the completion of this offering we intend to invest in a small-scale production line for the purpose of conducting research and development. While this line will primarily be used for research and development, it is expected that it would also be utilized for commercial production as and when the need arises. We believe having a dedicated production line focusing on research and development will enable us to advance our research into the development of multiple-layer BOPET films while saving costs and reducing waste during the process of development, particularly during test production. We also intend to expand our research and development team by hiring additional research personnel.

•

Capitalize on China’s rapidly growing economy and increasing consumer affluence and the corresponding expansion of and increased demand for consumer goods by taking advantage of BOPET film’s qualities as a high-end flexible packaging material that is relatively newer than other forms of flexible packaging materials in China.

•

Leverage and expand our presence in overseas markets, particularly North America, Japan and Southeast Asia through trade fairs and seminars that have an international and overseas focus and also plan to engage in advertising where we believe it would be effective. We believe the North American and other overseas markets represent attractive growth opportunities for us particularly because of our low manufacturing and labor costs.

Recent Developments

Although our consolidated financial statements for the nine months ended September 30, 2006 are not yet available, our revenue for the first nine months of the year amounted to RMB 315.4 million (US$39.5 million), gross profit was RMB 73.2 million (US$9.2 million) and net income was RMB 45.1 million (US$5.6 million). These results compared favorably to the comparable period in 2005, for which we had revenue of RMB 234.0 million, gross profit of RMB 59.6 million and net income of RMB 39.9 million. The increase in revenue was primarily due to both higher volumes of our film products and a higher proportion of sales of specialty film products which generate higher revenues due to their higher selling price. As at September 30, 2006, we had cash and cash equivalents of RMB 5.9 million (US$0.7 million), accounts receivable, net of RMB 72.8 million (US$9.1 million) and inventories of RMB 34.9 million (US$4.4 million). As of September 30, 2006, we also had total assets of RMB 480.7 million (US$60.1 million), total short-term bank loans of RMB 246.0 million (US$30.8 million), total liabilities of RMB 362.7 million (US$45.4 million) and shareholders’ equity of RMB 118.0 million (US$14.8 million).

Our Principal Executive Offices and Other Corporate Information

We were incorporated in the Cayman Islands in August 2004 as an exempted company with limited liability. We currently conduct our operations in China principally through Fuwei Films (Shandong) Co., Ltd. or Shandong Fuwei, which was incorporated as a sino-foreign equity joint venture on January 28, 2003 and was converted into a wholly-owned foreign enterprise on January 5, 2005.

Our principal executive offices are located at No. 387 Dongming Road, Weifang Shandong 261061, People’s Republic of China, and our telephone number there is 0536-8884280. Our website is www.fuweifilms.com. Information contained on our website does not constitute part of this prospectus.

THE OFFERING

Ordinary shares offered by us:	3,750,000 ordinary shares
Price per share:	We estimate that the initial public offering price will be between $8.00 and $10.00 per ordinary share.
Over-allotment option:	We have granted a 45-day option (commencing from the date of this prospectus) to the underwriters to purchase an additional 562,500 ordinary shares to cover over-allotments of ordinary shares, if any.
Ordinary shares to be outstanding after the offering:	12,500,000 ordinary shares (or 13,062,500 ordinary shares if the underwriters exercise their over-allotment option in full).
Use of proceeds:

To invest in our new production line, to enhance our BOPET film technology and products, to expand our production capacity, increase our sales and marketing activities and for working capital and other general corporate purposes.

Risk factors:	See “Risk Factors” in this prospectus beginning on page 10 for a discussion of factors and uncertainties that you should consider in evaluating an investment in our ordinary shares.
Proposed NASDAQ Global Market symbol:	We have applied for the quotation of our ordinary shares on the NASDAQ Global Market under the symbol “FFHL.”

The number of ordinary shares that will be outstanding after this prospectus is based on 8,750,000 ordinary shares outstanding as of November 23, 2006.

Unless otherwise indicated, the information in this prospectus:

Reflects a 7.707-for-one split of our ordinary shares on November 23, 2006. The conversion of the shareholder loans into an aggregate of 1,135,231 ordinary shares was effected at the rate of US$10.00 of outstanding indebtedness for each newly-issued ordinary share on November 23, 2006, however the loan conversion is not reflected in our historical financial information in this prospectus, unless otherwise indicated.

Assumes no exercise of the underwriters’ over-allotment option to purchase up to 562,500 ordinary shares from us;

Assumes no exercise of the representative’s purchase option to purchase up to 187,500 ordinary shares from us; and

Excludes up to 1,250,000 shares which may be granted under our planned share option plan.

SUMMARY FINANCIAL INFORMATION

You should read the following summary financial information in conjunction with our audited predecessor financial statements and consolidated financial statements, “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following summary consolidated operations and balance sheet data for the year ended December 31, 2005, and for the period August 9, 2004 through December 31, 2004, have been derived from our audited consolidated financial statements included in this prospectus beginning on page F-1. The following summary operations and balance sheet data for the period January 1, 2004 to October 26, 2004 and the period January 28, 2003 to December 31, 2003 have been derived from the audited financial statements of Fuwei Films (Shandong) Co., Ltd (“Predecessor Company”) included in the prospectus beginning on page F-45. We derived our financial data as of and for the six-month periods ended June 30, 2005 and 2006 from our respective interim unaudited consolidated financial statements included elsewhere in this prospectus which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth in those financial statements on a basis consistent with our audited financial statements. The unaudited financial information for June 30, 2006 is not necessarily indicative of the operating results to be expected for the full fiscal year or any future periods.

As described elsewhere in this Prospectus, on October 27, 2004, our wholly-owned subsidiary Fuwei Films (BVI) Co., Ltd. (“Fuwei (BVI)”) acquired all of the shares of Shandong Fuwei and Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI). As a result of this transaction, our financial statements have been prepared with regard to Shandong Fuwei, as the predecessor company, for the period from January 28, 2003 until October 26, 2004 and with regard to the holding company for periods beginning on and after August 9, 2004. Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and related notes thereto included elsewhere in this prospectus.

We have prepared our predecessor and consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	Predecessor Company		Fuwei Films (Holdings) Co., Ltd
	Jan. 28 (Date of Inception) through December 31, 2003	Jan. 1 through Oct. 26, 2004	Aug. 9 through Dec. 31, 2004	Year Ended December 31, 2005		Six Months Ended June 30,
						2005	2006	2006
(in thousands)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Statement of Operations Data:
Revenues	95,070	286,114	81,364	346,205	43,306	159,779	219,939	27,512
Gross profit	28,357	78,950	17,326	87,115	10,897	44,533	51,770	6,476

Operating income	23,675	68,326	12,403	65,999	8,256	34,847	38,879	4,863
Interest expense	(675)	(7,291)	(1,370)	(13,747)	(1,720)	(6,663)	(6,940)	(868)
Sales of scrap materials	427	452	2,599	3,596	450	1,916	575	72
Income before income taxes	23,460	61,557	13,811	57,069	7,139	30,955	32,521	4,068
Income tax (expense) benefit	(459)	(26)	288	59	7	(82)	(233)	(29)

Net income	23,001	61,531	14,099	57,128	7,146	30,873	32,288	4,039
Net income per share
Basic and Diluted			18.29	74.10	9.27	40.04	41.88	5.24
Total cash dividend declared	15,300	41,766

	Predecessor Company		Fuwei Films (Holdings) Co., Ltd
	December 31, 2005	Oct. 26, 2004	Dec. 31, 2004	December 31, 2005			June 30, 2006

(in thousands)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)		(RMB)	(US$)
Balance Sheet Data:
Cash	16,089	12,144	5,903	7,427	929		5,455	682
Accounts receivable, net	1,197	39,542	25,460	46,129	5,770		72,234	9,036
Inventories	26,533	26,365	18,032	24,887	3,113		20,079	2,513
Total current assets	95,885	163,446	72,288	93,349	11,676		117,872	14,745
Property, plant and equipment, net	177,814	204,804	304,600	303,596	37,977		293,331	36,693
Total assets	289,283	383,532	407,005	440,361	55,084		460,748	57,635
Short-term bank loans	156,000	199,600	200,590	248,046	31,028		240,030	30,025
Total current liabilities	190,075	264,533	392,905	367,401	45,958		355,500	44,470
Total shareholders’ equity	98,749	118,514	14,100	72,960	9,126		105,248	13,165

	Predecessor Company		Fuwei Films (Holdings) Co., Ltd
	Jan. 28 (Date of Inception) through December 31, 2003	Jan. 1 through Oct. 26, 2004	Aug. 9 through Dec. 31, 2004	Year Ended December 31, 2005		Six Months Ended June 30,
						2005	2006	2006
(in thousands)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Cash Flow Data:
Cash flows provided by (used in) operating activities	17,312	18,946	60,877	43,587	5,452	(8,341)	13,174	1,648
Cash flows used in investing activities	(232,971)	(66,491)	(40,464)	(31,479)	(3,937)	(15,733)	(4,084)	(511)
Cash flows provided by/(used in) financing activities	231,748	43,600	(14,510)	(10,583)	(1,324)	24,779	(11,062)	(1,384)

If our subsidiary Shandong Fuwei had not had a reduced enterprise income tax, or EIT, rate of 0% for the period/year ended December 31, 2003, 2004 and 2005 and the six-month periods ended June 30, 2005 and 2006, it would have had an EIT rate of 15%, and our net income and basic and diluted earnings per share for the following periods would have been as follows:

	Predecessor Company		Fuwei Films (Holdings) Co., Ltd
	Jan. 28 (Date of Inception) through December 31, 2003	Jan. 1 through Oct. 26, 2004	Aug. 9 through Dec. 31, 2004	Year Ended December 31, 2005		Six Months Ended June 30,
						2005	2006	2006
(in thousands)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Net income	19,941	52,327	11,001	48,392	6,053	26,339	27,594	3,452
Earnings per share, basic and diluted (note)	25.86	67.87	14.27	62.77	7.85	34.16	35.79	4.48

The 2005 and 2006 RMB amounts included in the above summary financial information have been translated into U.S. dollars at the rate of US $1.00 = RMB 7.9943, which was the noon buying rate for U.S. dollars in effect on June 30, 2006 in the City of New York for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on June 30, 2006, or at any other date.

——————

Note:

Net income per share amounts have been revised to give retroactive recognition of the stock split (see Note 28(c) to consolidated financial statements of Fuwei Films (Holdings) Co., Ltd.).

RISK FACTORS

Investment in our ordinary shares involves a high degree of risk. You should consider carefully the following information about these risks, together with other information contained in this prospectus, before you decide whether to buy our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. If this happens, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment in our ordinary shares.

Risks Related to Our Business

An increase in the prices of raw materials will lead to increased costs and may adversely affect our profit margins if we are unable to pass on such increases in costs to our customers

The total cost of raw materials made up approximately 69.8%, 76.4%, 77.6% and 81.4%, respectively, of our cost of goods sold in 2003, 2004 and 2005 and the six-month period ended June 30, 2006. The main raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which respectively made up approximately 75.7% and 24.3% of our total cost of raw materials in the past three years.

The PET resin is currently used as a raw material in China’s textile industry, and the market prices of PET resin may fluctuate due to changes in supply and demand conditions in that industry. Any sudden shortage of supply, or significant increase in demand, of PET resin and additives may result in higher market prices and thereby increase our cost of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil.

International market prices for crude oil have been subject to wide swings in the last three years, due in large part to the US invasion of Iraq and international tensions among oil producing and consuming countries. However, the price of our major raw materials, PET resin, which are widely used in the textile industry in China, has not increased in line with the rising crude oil prices due to the dampened demand for PET resin from textile manufacturers in China as a result of the anti-dumping policy exerted by the US and European countries. There has been virtually no warning of these significant price spikes, and our ability to hedge against these fluctuations by either entering into long-term supply contracts or otherwise offsetting our exposure to these commodity price variations has been extremely limited. We currently have no hedging transactions in place with respect to PET resin or any other petroleum product.

If there is a significant increase in the cost of our raw materials and we are unable to pass on such increase to our customers on a timely basis or at all, our profit margins and results of operations will be adversely affected.

Entry of new BOPET producers in the PRC may increase the supply of, and decrease the prices of, BOPET film in the industry, and hence lead to a decline in our profit margins

We believe that we are currently one of the few producers of BOPET film in the PRC with research and development capability and our past financial performance is attributable to our market position in the industry. Over time, there may be new entrants into our industry, whether as a result of increased access to the production technology of BOPET film or otherwise. Accordingly, we may experience increased competition and the entry of new BOPET producers will also lead to an increase in the industry supply of BOPET film resulting in more competitive pricing. We believe that our major competitors in the BOPET manufacturing market in the PRC are Dupont Hongji Films Foshan Co., Ltd, Shanghai Zidong Chemical Plastic Co., Ltd and Yihua Toray Polyester Film Co., Ltd. We may have to price our products in response to competitive market conditions and this may lead to a decline in our profit margins. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins will decrease and, our revenues and net income may also decrease.

In addition, China has gradually lifted its import restrictions, lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This can lead to increased competition from foreign companies in our industry, some of which are significantly larger and financially stronger than us. If we fail to compete effectively with these companies in the future, our current business and future growth potential would be adversely affected.

A significant portion of our revenue is derived from the flexible packaging industry in the PRC relating to the packaging of processed food

A significant portion of our revenue is currently derived from the production and sale of BOPET film. Our BOPET film is largely used for the packaging of processed food and to a lesser extent, packaging for pharmaceutical products, cosmetics, tobacco and alcohol. The demand for our BOPET film is therefore indirectly affected by the demand for processed food packaging.

Any decrease in the demand for our BOPET film will significantly affect our financial performance. Although demand for our BOPET film for packaging of pharmaceutical products, cosmetics, tobacco and alcohol has gradually been  increasing, any significant fall in the consumption of processed food, in particular, whether as a result of contamination, food scares, health concerns or otherwise, could result in a decline in the sales of our products and adversely impact our financial condition, business and operation.

We rely on key managerial and technical personnel and failure to attract or retain such personnel may compromise our ability to develop new products and to effectively carry on our research and development and other efforts

Our success to date has been largely attributable to the contributions of key management and experienced personnel, particularly Xiaoan He, our Chairman and Chief Executive Officer, Xiaoming Wang, our Deputy General Manager for Production, Yongping Bai, our Deputy General Manager for Research and Development, and Xiuyong Zhang, our Deputy General Manager for Finance. We have entered into service agreements with these individuals. The service agreements have an initial term of three years. The loss of the services of Messrs. He, Wang, Bai or Zhang, might impede the achievements of our development objectives and might damage the close business relationship we currently enjoy with some of our larger customers. Our continued success is dependent, to a large extent, on our ability to attract or retain the services of these key personnel. We do not currently maintain key man insurance for any of our directors or officers.

Marketability of any of our new products are uncertain and low acceptance levels of any of our new products will adversely affect our revenue and profitability

The development of our products is based upon a complex technology, and requires significant time and expertise in order to meet industry standards and customers’ specifications. Although we have developed products that meet customers’ requirements in the past, there is no assurance that any of our research and development efforts will necessarily lead to any new or enhanced products or generate sufficient market share to justify commercialization. We must continually improve our current products and develop and introduce new or enhanced products that address the requirements of our customers and are competitive in terms of functionality, performance, quality and price in order to maintain and increase our market share. If our new products are unable to gain market acceptance, we would be forced to write-off the related inventory and would not be able to generate future revenue from our investment in research and development. In such event, we would be unable to increase our market share and achieve and sustain profitability. Our failure to further refine our technology and develop and introduce new products attractive to the market could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our sales to decline.

The circumstances under which we acquired ownership of our main productive assets may jeopardize our ability to continue as an operating business

Substantially all of our operating assets were acquired through two auction proceedings under relevant PRC law. We acquired the Brückner production line in 2003 as a result of a foreclosure proceeding enforcing an effective court judgment and the DMT production in 2004 as a result of a commercial auction from a consigner who obtained such assets through a bankruptcy proceeding. In the opinion of our PRC counsel, Concord & Partners, these proceedings are both valid under Chinese auction and bankruptcy law based on certain factual assumptions. Our PRC counsel’s opinion solely relates to the legal procedure of the auctions and is based upon certain factual assumptions, written representations of the Company and written reports of the auction company and other related parties. There can be no assurance that relevant authorities or creditors of the predecessor owner of these assets will not challenge the effectiveness of these asset transfers based upon the facts and circumstances of these transfers, despite the existence of independent appraisals, and other facts and circumstances of the auctions that cannot be verified by our PRC counsel. Taking into consideration the facts known by our PRC counsel related to the auction of the Brückner production line and the significant difference in the price paid for the DMT production line at the two bankruptcy auctions involved in our purchase of that asset and, assuming the representations and reports received by our PRC counsel are true and correct in all material respects, our PRC counsel is of the opinion that the auctions of the Brückner and DMT production lines were valid under PRC law and the possibility of the creditors of Shandong Neo-Luck successfully exercising recourse or claiming repayment with respect to our assets purchased in the bankruptcy proceeding should be remote. However, should any such challenge be brought in China (or elsewhere) and prevail, we may incur substantial liabilities and be required to pay substantial damages as a result of acquiring these assets. Although we believe any such challenge is unlikely to lead to the forfeiture of the related assets, it could materially affect our ability to continue operations.

We have, in the past, experienced and may, from time to time, experience negative working capital and we face risks associated with debt financing (including exposure to variation in interest rates)

As of June 30, 2006, we had negative working capital as represented by net current liabilities of RMB 237.6 million (US$29.7 million). We had short-term bank loans of RMB 240 million (US$30 million) that are due at various times in the fourth quarter of 2006 and the first quarter of 2007. These short-term bank loans have been taken to finance capital expenditures as well as for general working capital requirements. We have actively negotiated with our lenders extensions of existing loan agreements coming due in 2006, and our principal lender has to date not required that we repay these loans upon their maturity and has confirmed its willingness to extend current lending commitments of approximately RMB200.0 million (US$25.0 million) through December 31, 2007, although such confirmation does not constitute a new or amended loan agreement. We expect to formalize such extension in a new loan agreement with our lender following the consummation of this offering.

As of June 30, 2006, we also had significant outstanding loans from our controlling shareholders Apex Glory Holdings Limited (“Apex Glory”) and Easebright Investments Limited (“Easebright”). These loans did not require the payment of interest, nor did they have a fixed maturity and were therefore treated as short-term liabilities. In connection with this offering, Apex Glory and Easebright converted all outstanding shareholder loans into an aggregate of 1,135,231 ordinary shares on November 23, 2006. The conversion of the shareholder loans was effected at the rate of US$10.00 of outstanding indebtedness for each newly-issued ordinary share.

Our total outstanding indebtedness, entirely comprising of short-term loans, as at June 30, 2006 was RMB 240 million (US$30 million). We have pledged property, plant and equipment of RMB 180.6 million and lease prepayments of RMB 52.6 million as security for RMB 233.2 million of outstanding indebtedness. In the event that we default on all or any portion of this indebtedness, our lenders could foreclose on our assets. In the event that our assets are foreclosed upon, we will not be able to continue to operate our business.

Our obligations under our existing loans have been mainly met through the cash flow from our operations and our financing activities. We are subject to risks normally associated with debt financing, including the risk of significant increases in interest rates and the risk that our cash flow will be insufficient to meet required payment of principal and interest. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. There is however, no assurance that we will be able to continue to do so in the future. We may also underestimate our capital requirements and other expenditures or overestimate our future cash flows. In such event, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements. If any of the aforesaid events occur and we are unable for any reason to raise additional capital, debt or other financing to meet our working capital requirements, our business, operating results, liquidity and financial position will be adversely affected.

We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property

We have applied for patents in respect of some of our processes, technologies and systems used in our business and these are pending approvals from the relevant PRC authorities. We may not be able to successfully obtain the approvals of the PRC authorities for our patent applications. Furthermore, third parties may assert claims to our proprietary processes, technologies and systems. These proprietary processes, technologies and systems are important to our business as they allow us to maintain our competitive edge over our competitors.

Our ability to compete in our markets and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still at its early stage of development. Intellectual property protection became a national effort in China in 1979 when China adopted its first statute on the protection of trademarks. Since then, China has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations such as Regulation on Computer Software Protection, Regulation on the Protection of Layout Designs of Integrated Circuits and Regulation on Internet Domain Names. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated and other efforts made by China over the years with a view to tightening up its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many Western countries, including the United States, and enforcement of such laws and regulations in China have not achieved the levels reached in those countries. Both the administrative agencies and the court system in China are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

We rely on trade secrets and registered patents and trademarks to protect our intellectual property. We have also entered into confidentiality agreements with our management and employees relating to our confidential proprietary information. However, the protection of our intellectual properties may be compromised as a result of:

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departure of any of our management members or employees in possession of our confidential proprietary information;

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breach by such departing management member or employee of his or her confidentiality and non-disclosure undertaking to us;

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expiration of the protection period of our registered patents or trademarks;

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infringement by others of our proprietary technology and intellectual property rights; or

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refusal by relevant regulatory authorities to approve our patent or trademark applications.

Any of these events or occurrences may reduce or eliminate any competitive advantage we have developed, causing us to lose sales or otherwise harm our business. There is no assurance that the measures that we have put into place to protect our intellectual property rights will be sufficient. As the number of patents, trademarks, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, we believe that business entities in our industry may face more frequent infringement claims. Litigation to enforce our intellectual property rights could result in substantial costs and may not be successful. If we are not able to successfully defend our intellectual property rights, we might lose rights to technology that we need to conduct and develop our business. This may seriously harm our business, operating results and financial condition, and enable our competitors to use our intellectual property to compete against us.

Furthermore, if third parties claim that our products infringe their patents or other intellectual property rights, we might be required to devote substantial resources to defending against such claims. If we are unsuccessful in defending against such infringement claims, we may be required to pay damages, modify our products or suspend the production and sale of such products. We cannot guarantee that we will be able to modify our products on commercially reasonable terms.

We may incur capital expenditures in the future in connection with our growth plans and therefore may require additional financing

To expand our business, we will need to increase our production capacities which will require substantial capital expenditures. Such expenditures are likely to be incurred in advance of any increase in sales. We cannot assure you that our revenue will increase after such capital expenditures are incurred as this will depend on, among other factors, our ability to maintain or achieve high capacity utilization rates. Any failure to increase our revenue after incurring capital expenditures to expand production capacity will reduce our profitability.

In addition, we may need to obtain additional debt or equity financing to fund our capital expenditures. Additional equity financing may result in dilution to our shareholders. Additional debt financing may be required which, if obtained, may:

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limit our ability to pay dividends or require us to seek consents for the payment of dividends;

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increase our vulnerability to general adverse economic and industry conditions;

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limit our ability to pursue our growth plan;

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require us to dedicate a substantial portion of our cash flow from operations as payment for our debt, thereby reducing availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and/or

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limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot assure you that we will be able to obtain the additional financing on terms that are acceptable to us, if at all.

We may use a substantial portion of the proceeds of this offering to acquire an unspecified business. These acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

We may use a portion of the proceeds of this offering to acquire complementary products, technologies or businesses. We have not made any acquisitions to date and our management has not had any experience making acquisitions or integrating acquired businesses. Negotiating potential acquisitions or integrating newly-acquired products, technologies or businesses could divert our management’s attention from other business concerns and could be expensive and time-consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we might lose key employees while integrating new organizations. Consequently, we might not effectively integrate any acquired products, technologies or businesses, and might not achieve anticipated revenues or cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired product, technology or company, or issuances of equity securities that cause dilution to our existing shareholders. Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, and we may not have, or may not be able to enforce, adequate remedies in order to protect our company. If any of these or similar risks relating to acquiring products, technologies or businesses should occur, our business could be materially harmed. See “Use of Proceeds.”

A disruption in the supply of utilities, fire or other calamity at our manufacturing plant would disrupt production of our products and adversely affect our sales

Our BOPET films are manufactured solely at our production facility located in Weifang City in the PRC. While we have not in the past experienced any calamities which disrupted production, any disruption in the supply of utilities, in particular, electricity or power supply or any outbreak of fire, flood or other calamity resulting in significant damage at our facilities would severely affect our production of BOPET film and as a result, we could incur substantial liabilities that could reduce or eliminate the funds available for product development, or result in a loss of equipment and properties.

While we maintain insurance policies covering losses in respect of damage to our properties, machinery and inventories of raw materials and products, we cannot assure you that our insurance would be sufficient to cover all of our potential losses.

We have long accounts receivable cycles and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen

Our revenues primarily consist of the sale of our BOPET film products. We recognize revenues from the sale of our products when significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods, or when the amount of revenue and costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

However, we generally offer our customers in the PRC credit terms of up to 45 days. Our international sales are usually settled via letters of credit, which generally have payment terms of between 30 and 60 days.

While we permit our customers to pay in installments, our customers sometimes do not pay their installments as they come due and, in light of our need to maintain an ongoing relationship with these customers, it is difficult for us to improve their payment patterns.

We cannot assure you that our past allowance practice will not change in the future or that our allowance will be sufficient to cover defaults in our accounts receivable. Our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen.

We have limited experience in operating outside mainland China, and failure to achieve our overseas expansion strategy may have an adverse effect on our business growth in the future

Our future growth depends, to a considerable extent, on our ability to develop both the domestic and overseas markets. We are currently exploring new business opportunities outside mainland China for our BOPET film products. We have a limited number of customers outside China, mainly in the United States, Japan and India. However, we have limited experience in operating outside mainland China, have limited experience with foreign regulatory environments and market practices, and cannot guarantee that we will be able to penetrate any overseas market. In connection with our initial efforts to expand overseas, we have encountered many obstacles, including cultural and linguistic differences, difficulties in keeping abreast of market, business and technical developments in foreign jurisdictions, and political and social disturbances. Failure in the development of overseas markets may have an adverse effect on our business growth in the future.

Our primary source of funds of dividends and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders are negatively affected by those restrictions and uncertainties

We are a holding company established in the Cayman Islands and conduct our core business operations through our principal operating subsidiary, Shandong Fuwei, in China. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from Shandong Fuwei. If Shandong Fuwei incurs debt on its own behalf, the debt instruments may restrict its ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends on our ordinary shares. Under the current PRC laws, because we are incorporated in the Cayman Islands, our PRC subsidiary, Shandong Fuwei, is regarded as a wholly foreign-owned enterprise in China. Although dividends paid by foreign invested enterprises, such as wholly foreign-owned enterprises and sino-foreign joint ventures, are not subject to any PRC corporate withholding tax, the PRC laws permit payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant respects, such as the use of different principles for recognition of revenues and expenses. In addition, distribution of additional equity interests by our PRC subsidiary, Shandong Fuwei, to us (which is credited as fully paid through capitalizing its undistributed profits) requires additional approval of the PRC government due to an increase in our registered capital and total investment in Shandong Fuwei. Under the PRC laws, Shandong Fuwei, a wholly foreign-owned enterprise, is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds of dividend payments from Shandong Fuwei is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders. Moreover, any transfer of funds from us to Shandong Fuwei, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and Shandong Fuwei could restrict our ability to act in response to changing market conditions.

Investor confidence and the market price of our shares may be adversely impacted if we or our independent registered public accountants are unable to issue an unqualified opinion on the adequacy of our internal controls over our financial reporting beginning as of December 31, 2007, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002

We will be subject to the reporting requirements of the U.S. Securities and Exchange Commission, or SEC, following the completion of this offering. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of

2002, adopted rules requiring public companies, including us following the completion of this offering, to include a report of management of their internal control structure and procedures for financial reporting in their annual reports on Form 10-K or Form 20-F, as the case may be, that contain an assessment by management of the effectiveness of their internal controls over financial reporting. In addition, independent registered public accountants of these public companies must report on management’s assessment of as well as form its own opinion and report on the effectiveness of our internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2007, although the SEC has proposed that the independent public accountants’ report will not be required until the following year. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accountants are not satisfied with our internal control structure and procedures, the level at which our internal controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from us, they may not concur with our management’s assessment or may not issue a report that is unqualified. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could lead to a decline in the market price of our shares.

During the audit of our consolidated financial statements for the year ended December 31, 2005, our independent auditors identified a significant deficiency, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 2. The significant deficiency identified by our independent auditors is the lack of a consolidated manual for accounting policies and procedures relating to financial reporting under the Generally Accepted Accounting Principles of the United States (“US GAAP”), without which it would be difficult for our accounting and finance personnel to apply proper procedures and controls to transactions, and certain complex US GAAP matters may not be identified or resolved in a timely manner. We plan to remedy the deficiency by the end of 2006, by implementing the following measures: (i) development of a comprehensive accounting policies and procedures manual to guide the day-to-day operations of accounting and finance personnel and the related training on the policies and procedures; (ii) hiring and training of personnel with US GAAP knowledge and experience as required to implement the relevant policies and procedures; and (iii) setting up an internal audit function to implement our policies and procedures.

Risks Relating to Business Operations in China

Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services

Historically, we derived substantially all of our revenues from a single market, mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future and currently substantially all of our assets are located in China and all of our services are performed in China. In 2003, 2004, 2005 and for the six-month period ended June 30, 2006, sales to our customers in the PRC accounted for approximately 100%, 94%, 88% and 79% of our total revenue, respectively. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business, financial condition and results of our operations. Furthermore, any unfavorable changes in the social and political conditions of the PRC may also adversely affect our business and operations.

Since the adoption of the “open door policy” in 1978 and the “socialist market economy” in 1993, the PRC government has been reforming and is expected to continue to reform its economic and political systems. Any changes in the political and economic policy of the PRC government may lead to changes in the laws and regulations or the interpretation of the same, as well as changes in the foreign exchange regulations, taxation and import and export restrictions, which may in turn adversely affect our financial performance. While the current policy of the PRC government seems to be one of imposing economic reform policies to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. We cannot make any assurances that our operations would not be adversely affected should there be any policy changes.

The discontinuation of any preferential tax treatments or other incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations

Our subsidiary Shandong Fuwei was converted into a wholly foreign owned enterprise in January 2005 and enjoys certain special or preferential tax treatments regarding enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises.” Accordingly, it is entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempt from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. In addition, as a “High Technology Enterprise,” Shandong Fuwei currently enjoys enterprise income tax at an incentive rate of 15%. The tax laws and regulations in the PRC may be further reformed by the PRC government, we cannot assure you that our subsidiary in the PRC will continue to enjoy any of these special or preferential tax treatments or other incentives in future. The discontinuation of any such special or preferential tax treatment or other incentives could materially and adversely affect our business, financial condition and results of operations.

We are subject to environmental laws and regulations in the PRC

We are subject to environmental laws and regulations in the PRC. Any failure by us to comply fully with such laws and regulations will result in us being subject to penalties and fines or being required to pay damages. Although we believe we are currently in compliance with the environmental regulations in all material respects, any change in the regulations may require us to acquire equipment or incur additional capital expenditure or costs in order to comply with such regulations. Our profits will be adversely affected if we are unable to pass on such additional costs to our customers.

Changes in foreign exchange regulation in China may affect our ability to pay dividends in foreign currencies

We currently receive all of our operating revenues in Renminbi. Currently, Renminbi is not a freely convertible currency and the restrictions on currency exchanges in China may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividends or other payments in U.S. dollars. The PRC government strictly regulates conversion of Renminbi into foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade- and service-related foreign exchange transactions, foreign debt service and payment of dividends. In accordance with the existing foreign exchange regulations in China, our PRC subsidiary, Shandong Fuwei, is able to pay dividends in foreign currencies, without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. The PRC government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi-denominated earnings into foreign currencies. If this occurs, our PRC subsidiary may not be able to pay us dividends in foreign currency without prior approval from SAFE. In addition, conversion of Renminbi for most capital account items, including direct investments, is still subject to government approval in China and companies are required to open and maintain separate foreign exchange accounts for capital account items. This restriction may limit our ability to invest earnings of Shandong Fuwei.

Fluctuation in the value of Renminbi could adversely affect the value of, and dividends payable on, our shares in foreign currency terms

The value of Renminbi is subject to changes in PRC government policies and depends to a large extent on China’s domestic and international economic, financial and political developments, as well as the currency’s supply and demand in the local market. From 1994, the conversion of Renminbi into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People’s Bank of China, the PRC central bank, based on the previous day’s interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until Renminbi was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi is permitted to fluctuate within a band against a basket of foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Further revaluations of Renminbi against the U.S. dollar may also occur in the future. Since our income and profits are denominated in Renminbi, any appreciation of Renminbi would increase the value of, and any dividends payable on, our shares in foreign currency terms. Conversely, any depreciation of Renminbi would decrease the value of, and any dividends payable on, our shares in foreign currency terms.

The uncertain legal environment in China could limit the legal protections available to you

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Our PRC subsidiary, Shandong Fuwei, is a wholly foreign-owned enterprise and is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes of existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you. For example, it is not clear if a PRC court would enforce in China a foreign court decision brought by you against us in shareholders’ derivative actions. Moreover, the enforceability of contracts in China, especially with the government, is relatively uncertain. If counterparties repudiated our contracts or defaulted on their obligations, we might not have adequate remedies. Such uncertainties or inability to enforce our contracts could materially and adversely affect our revenues and earnings.

Outbreak of SARS or other epidemics could materially and adversely affect our overall operations and results of operations

From March to July 2003, mainland China, Hong Kong, Singapore, Taiwan and some other areas in Asia experienced an outbreak of a new and contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS. A recurrent outbreak, or an outbreak of a similarly contagious disease, such as the H5N1 avian flu, could potentially disrupt our operations to the extent that any one of our employees is suspected of having the infection or that any of our facilities is identified as a possible source of spreading the virus or disease. We may be required to quarantine employees who are suspected of having an infection. We may also be required to disinfect our facilities and therefore suffer a suspension of production of indefinite duration. Any quarantine or suspension of production at any of our facilities will adversely affect our overall operations. In addition, any such outbreak will likely restrict the level of economic activities in the affected areas, which could lead to a substantial decrease in our revenues accompanied by an increase in our costs, resulting in lower levels of net income.

Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and adversely affect our business and prospects

In October 2005, SAFE issued a circular concerning foreign exchange regulations on investments by PRC residents in China through special purpose companies incorporated overseas. The circular states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. Our existing shareholders prior to this offering have completed the relevant SAFE registration procedures as currently required.

As it is uncertain how SAFE will interpret or implement its circular, we cannot predict how this circular and other SAFE circulars will affect our business operations or future strategies. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our ability to provide funds to the Company to pay dividends on our ordinary shares.

Risks Related to This Offering

The market price of our ordinary shares may be volatile

Since we are entering the U.S. capital markets for the first time in connection with the offering, the market price for our shares is likely to be highly volatile and subject to wide fluctuations. This volatility will result in the market price for our shares fluctuating in response to factors such as:

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variations in our operating results;

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significant fluctuations in the price of crude oil in the international markets;

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news regarding the new development of and new applications for BOPET films;

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the environmental protection requirements of the PRC government, which increase demand for our BOPET products;

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news regarding gain or loss of key personnel by us or our competitors;

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announcements of competitive developments, acquisition or strategic alliances in our industry;

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changes in earnings estimates or buy/sell recommendations by financial analysts;

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operating and stock price performance of comparable companies;

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potential litigation; and

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the operating and stock price performance of other companies, other industries and other events or factors beyond our control.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our shares.

There has been no prior public market for our ordinary shares, and you may not be able to sell your shares at or above the initial public offering price

Before this initial public offering, there was no public market for our ordinary shares. We cannot assure you that an active public market for our ordinary shares will develop or that the market price of our ordinary shares will not decline below their initial public offering price. The initial public offering price of our ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market. You may be unable to resell your shares at a price that is attractive to you.

If we cannot satisfy the NASDAQ Global Market’s listing standards or continue to meet its listing maintenance requirements and other NASDAQ rules, our ordinary shares may not be listed on that stock exchange, which could negatively affect the price of our ordinary shares and your ability to sell them

We have applied to NASDAQ to have our ordinary shares listed on the NASDAQ Global Market and upon completion of this offering, we expect our ordinary shares to trade on that stock exchange. There is no guarantee that we will be able to satisfy the NASDAQ criteria for listing, or if approved, that we will be able to maintain our listing on NASDAQ Global Market. In order to maintain our listing we will be required to comply with NASDAQ rules applicable to foreign private issuers, which include rules regarding minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. If we are unable to satisfy the NASDAQ criteria for maintaining listing, our ordinary shares could be subject to delisting. If we fail to satisfy the listing criteria or our shares are delisted, trading, if any, of our ordinary shares would thereafter be conducted in the over-the-counter market, in the so-called “pink sheets” or on the National Association of Securities Dealers, Inc.’s “electronic bulletin board.”  As a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of, our ordinary shares.

We will incur a significant increase in costs as a result of being a public company

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements as well as costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and the Cayman Islands Companies Law that apply to public companies. In addition, we expect our ordinary shares to trade on NASDAQ Global Market and as a result we expect to incur costs associated with complying with its rules. We expect to incur significant costs in connection with disclosure controls and procedures and the assessment of our internal controls over financial reporting, as required under the Sarbanes-Oxley Act of 2002. Furthermore, due to the enhanced liability imposed on directors and officers of a public company, we expect our director and officer liability insurance to be more difficult and more expensive for us to obtain.

We are controlled by a small number of existing shareholders, who may make decisions with which you may disagree

Our directors, officers and principal shareholders currently beneficially own approximately 100% of our outstanding ordinary shares in the aggregate and will continue to beneficially own or control approximately 70% of our outstanding ordinary shares following the completion of this offering, or 67% if the underwriters exercise their over-allotment option in full. The interests of these shareholders may differ from your interests. These shareholders, acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company.

We may not be able to pay any dividends on our ordinary shares

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits.

We can give no assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have never made any dividend payments to our shareholders. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. You should refer to the risk factor entitled “— Our primary source of funds of dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders are negatively affected by those restrictions and uncertainties” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

Future financing may cause a dilution in your shareholding or place restrictions on our operations

Although we believe that upon completion of this offering our cash and other financial resources will be sufficient to meet our planned long-term capital needs, we may be required to raise additional funding to meet our working capital or capital expenditure requirements. If such funding is raised through issuance of new equity or equity-linked securities, it may cause a dilution in the percentage ownership of our then existing shareholders. Alternatively, if such funding requirements are met by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•

limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•

increase our vulnerability to general adverse economic and industry conditions;

•

limit our ability to pursue our business strategies;

•

require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate purposes; and

•

limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Future sales or issuances of substantial amounts of our ordinary shares could adversely affect the price of our ordinary shares

If our existing shareholders sell substantial amounts of our ordinary shares following this offering, the market price of our ordinary shares could fall. Such sales by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The 3,750,000 ordinary shares offered in this offering will be eligible for immediate resale in the public market without restrictions. All remaining 8,750,000 ordinary shares, which are currently held by our existing shareholders, may be sold in the public market in the future subject to the restrictions contained in Rule 144 under the Securities Act. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ordinary shares could be adversely affected. However, our officers, directors and other shareholders have agreed with the underwriters that, without the prior written consent of the underwriters, they will not for a period of 9 months from the closing of this offering, offer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities. There are no agreements between the underwriters and any of our shareholders or affiliates releasing them from these lock-up agreements as of the date hereof.

In addition, we may issue additional ordinary shares for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and the market price of our ordinary shares might be reduced. We have agreed with the underwriters that, without the prior written consent of Maxim Group, we will not: (1) for a period of six months following the closing of this offering, offer, sell or distribute any of our securities, other than pursuant to our employee stock option plans at the then fair market value, or pursuant to the terms of any securities exercisable or convertible into shares of our capital stock outstanding at the closing of this offering, and (2) for a period of 12 months following the closing of this offering, offer, sell or distribute any convertible securities convertible at a price that may, at the time of conversion, be less than the fair market value of our ordinary shares on the date of the original sale. For these purposes, the term “fair market value” means the greater of: (i) the average of the volume weighted average price of our ordinary shares for each of the 10 trading days prior to the date of the original sale; and (ii) the last sale price of the ordinary shares, during normal operating hours, as reported on the NASDAQ Global Market, or any other exchange or electronic quotation system on which the ordinary shares are then listed.

You will experience immediate and substantial dilution in the book value of ordinary shares purchased

The initial public offering price per ordinary share is substantially higher than the net tangible book value per ordinary share prior to the offering. Accordingly, if you purchase our ordinary shares in this offering, you will incur immediate dilution of approximately US$5.59 in the net tangible book value per ordinary share from the price you pay for our ordinary shares, representing the difference between (1) the assumed initial public offering price of US$10.00 per ordinary share (the top of the estimated offering price range set forth in the front cover of this preliminary prospectus) and (2) the pro forma net tangible book value per ordinary share of US$4.41 at June 30, 2006 after giving effect to this offering. See “Dilution” in this prospectus for additional information.

You have significantly less protection under Cayman Islands law than you would under typical corporate and securities laws in the United States

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law, (2004 revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they are under statutes or judicial precedents in existence in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before federal courts of the United States.

The Cayman Islands courts are unlikely:

•

to recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•

to entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the U.S.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiary established in China. Most of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Unlike many jurisdictions in the United States, Cayman Islands law does not expressly provide for shareholder appraisal rights on a merger, amalgamation or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger amalgamation or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

We will have broad discretion in how we use the proceeds of this offering and we may not apply the proceeds to uses that will benefit shareholders

Our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. See “Use of Proceeds.”

Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited.

Provisions of our articles of association and Cayman Islands corporate law may impede a takeover or make it more difficult for shareholders to change the direction or management of our company, which could adversely affect the value of our ordinary shares and provide shareholders with less input into the management of our company than might otherwise be the case

Our articles of association permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could authorize the issuance of preference shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that expression is understood under corporate law in the United States. However, Cayman Islands law does have statutory provisions that provide for the reconstruction of companies, which are commonly referred to in the Cayman Islands as “schemes of arrangement.”  The procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders’ meeting by each class of shareholders, in each case, by a majority of the number of holders of each class of a company’s shares that are present and voting (either in person or by proxy) at such a meeting, which holders must also represent 75% in value of such class issued that are present and voting (either in person or by proxy) at such meeting (excluding the shares owned by the parties to the scheme of arrangement).

The convening of these meetings and the terms of the arrangement must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in a scheme of arrangement, the Grand Court typically seeks to ensure that the scheme of arrangement does not have a material adverse effect on the creditors’ interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

•

the statutory provisions as to majority vote have been complied with;

•

the shareholders have been fairly represented at the meeting in question;

•

the scheme of arrangement is such as a businessman would reasonably approve; and

•

the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The approval of the Chinese Securities Regulatory Commission may be required in connection with this offering under a recently adopted PRC regulation.

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a new regulation (“New Regulation”) that became effective on September 8, 2006. The New Regulation, among other things, purports to require offshore special purpose vehicles, or SPVs, formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic companies or PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. According to the New Regulation, it may require us to engage in a lengthy and costly approval process. Although the CSRC is expected to promulgate formal implementing rules and/or regulations and possibly other clarifications regarding the procedures and timing for obtaining any required CSRC approval, such rules or regulations have not been established and it is unclear when these will be established. Additionally, although it is understood companies are required to comply with the New Regulation after September 8, 2006, the application of such regulation to a company that has previously effected an overseas listing or engaged in a transaction of the type intended to be subject to oversight by the PRC authorities pursuant to this regulation is unclear. In light of the lack of regulatory guidance or relevant market practice, we cannot determine how this new regulation will affect our company or its operations at this time.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this prospectus, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this prospectus include, without limitation, statements relating to:

•

our goals and strategies;

•

our future business development, results of operations and financial condition;

•

our ability to protect our intellectual property rights;

•

expected growth of and changes in the PRC BOPET film industry and in the demand for BOPET film products;

•

projected revenues, profits, earnings and other estimated financial information;

•

our ability to maintain and strengthen our position as a leading provider of BOPET film products in China;

•

our ability to maintain strong relationships with our customers and suppliers;

•

our planned use of proceeds;

•

effect of competition in China on demand for and price of our products and services; and

•

PRC governmental policies regarding our industry.

The forward-looking statements included in this prospectus are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are described under “Risk Factors” and elsewhere in this prospectus and include, among other things:

•

competition in the BOPET film industry;

•

growth of, and risks inherent in, the BOPET film industry in China;

•

uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements;

•

uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology;

•

risks associated with possible defects and errors in our products;

•

uncertainty as to our ability to protect and enforce our intellectual property rights;

•

uncertainty as to our ability to attract and retain qualified executives and personnel; and

•

uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

These risks and uncertainties are not exhaustive. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, net of underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise of the over-allotment option, will be approximately US$32,137,500 based on an initial offering price of US$10.00 per share, which represents the top of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We intend to use the net proceeds from this offering for the following purposes:

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to invest in a new thicker film production line;

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to invest in our continuing research and development of BOPET film technology and new products;

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to expand and strengthen our sales, marketing and distribution network; and

•

for working capital and other general corporate purposes.

We have not yet determined the final use of the net proceeds of this offering. Our current estimate of the use of net proceeds from this offering is as follows:

	Approximate Allocation of Net Proceeds	Approximate Percentage of Net Proceeds

Investment in new production line equipment(1)	$10.2 million	31.7%
Buildings and property for new production line(2)	3.75 million	11.7%
Affiliated facilities(3)	4.0 million	12.4%
Product research and development(4)	4.0 million	12.4%
Sales and marketing(5)	2.0 million	6.2%
Working capital for the new line(6)	5.5 million	17.1%
General corporate purposes, including working capital(7)	2.69 million	8.5%
Total	$32.14 million	100.0%

——————

(1)

We are in the process of constructing our new thick BOPET film production line located in Weifang Hi & New Technology Development Zone and have entered into an agreement with a manufacturing company located in Europe to manufacture the required equipment for the new line.

(2)

We have already begun construction of a new facility to house our new thick BOPET film production line and we estimate that we have completed approximately 20% of the construction of this facility to date. The amount reflected above is a portion of the amount required to complete the construction of the building.

(3)

In connection with the establishment and commissioning of the new production line, we require affiliated facilities in order to run this new production line. These affiliated facilities include: facilities for the main production line (slitter, main crusher, drier, and filters); electrical components (high and low voltage tanks and transformers, electrical protection tank, and cables); public utilities (air conditioning units, chiller, water and air pressure pumps, cool water, wind pipe, and air filters); and other affiliated facilities and related costs (steel core, material tank, crane carrier, test equipment, machinery and electrical installation, and lubricating and heat conduction oils).

(4)

We plan to continue to invest to improve our BOPET film technology and introduce new products including the investment in a small scale production line for the purpose of testing new products and the hiring of additional research and development personnel.

(5)

We intend to develop the overseas markets for our products, particularly in the US, Japan and Southeast Asia through trade fairs, seminars and advertising where we believe it would be effective.

(6)

In light of the expanded production capacity the new line will provide, we expect that we will require additional working capital to support the higher levels of accounts payable and receivable.

(7)

In addition to the necessary working capital to support the expected growth in our business, we expect to apply a portion of the net proceeds of this offering for general and administrative costs associated with our business and anticipated growth and those arising from being a public company. We may also explore potential acquisitions of complementary companies or assets, although we do not currently have any specific acquisition candidates.

The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations, our expenditures, potential changes in strategy and the other factors we describe in “Risk Factors.”  We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds include:

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the existence of presently unknown strategic opportunities or the need to take advantage of changes in timing of our existing research, development and/or commercial activities; and/or

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the need or desire on our part to accelerate, increase or eliminate existing initiatives due to, among other things, changing market conditions and competitive developments.

From time to time, we evaluate these and other factors and we anticipate continuing to make such evaluations to determine if our existing allocation of resources, including the proceeds of this offering, is being optimized. Therefore, we will have broad discretion in the way we use the net proceeds from this offering. Pending their ultimate use, we intend to invest the net proceeds from this offering primarily in investment grade, interest-bearing instruments.

DIVIDEND POLICY

On October 20, 2005, our operating subsidiary, Shandong Fuwei, declared a cash dividend of RMB 29,989,000 in respect of the fiscal year ended 2004 for our predecessor company’s shareholders Shenghong Group Co., Ltd. and Shandong Baorui We currently do not intend on paying any dividends in the future and expect to retain all available funds to support our operations and to finance the growth and development of our business. We are not subject to any contractual restrictions on paying dividends. Our board of directors has complete discretion as to whether we will pay dividends in the future, subject to the approval of our shareholders. Any future dividend declaration will be subject to various factors, including:

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the level of our cash and retained earnings;

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our expected financial performance;

•

our projected levels of capital expenditure and other investment plans;

•

the adequacy of our working capital; and

•

the dividend yield of similarly listed companies with similar growth prospects as well as comparable providers of wireless coverage products and services globally.

In addition, we are a holding company, and our cash flow depends on dividends from our operating subsidiaries in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under the PRC laws, Shandong Fuwei, as a wholly foreign owned enterprise, must allocate at least 10% of their after-tax profit to their statutory general reserve fund until the balance of the fund has reached 50% of their registered capital. Shandong Fuwei, as a wholly foreign owned enterprise, has complete discretion in allocating its after-tax profit to its statutory welfare reserve fund. These reserve funds are not distributable as cash dividends. You should read “Risk Factors — Risks Relating to Our Company — Our primary source of funds of dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders are negatively affected by those restrictions and uncertainties” for additional information on our dividend and distribution restrictions.

CAPITALIZATION

The following table sets forth our cash position as well as our capitalization and indebtedness as of June 30, 2006, on:

•

an actual basis;

•

an as adjusted basis to reflect:

our sale of 3,750,000 ordinary shares in this offering at the assumed initial public offering price of US$10.00 per share;

the application of net proceeds therefrom;

the conversion of all outstanding shareholders’ loans into an aggregate of 1,135,231 ordinary shares; and

a 7.707-for-one stock split.

You should read this table in conjunction with our consolidated financial statements and related notes included in this prospectus, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The conversion of shareholders’ loans has not been reflected in our consolidated financial statements. All share and per share amounts presented in our consolidated financial statements and related notes have been revised to reflect the share split retroactively.

	As of June 30, 2006
RMB’000	Actual	As Adjusted

Cash	5,455	262,372
Short-term bank loans:
Secured	233,230	233,230
Guaranteed by related parties	6,800	6,800
Amount due to related parties	89,362	—

Total indebtedness	329,392	240,030

Share capital	1	99,929
Share premium	—	246,351
Statutory reserves	11,834	11,834
Retained earnings	91,681	91,681
Accumulated other comprehensive income	1,732	1,732

Total shareholders’ equity	105,248	451,527
Total capitalization and indebtedness	434,640	691,557

DILUTION

Our net tangible book value as of June 30, 2006 was approximately RMB 93.4 million (US$11.7 million), or approximately US$116,900 per ordinary share. “Net tangible book value per share” represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of ordinary shares outstanding. Our pro forma net tangible book value is our net tangible book value adjusted for the conversion of all outstanding shareholders’ loans into an aggregate of 1,135,231 ordinary shares and a 7.707-for-one split of our ordinary shares. Our pro forma net tangible book value as of June 30, 2006 was approximately US$23.0 million, or approximately US$2.63 per ordinary share.

Dilution in pro forma as adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma as adjusted net tangible book value per ordinary share immediately after completion of this offering. Our pro forma as adjusted net tangible book value as of June 30, 2006 is approximately US$55.2 million, or approximately US$4.41 per ordinary share, after giving effect to the sale of the 3,750,000 ordinary shares being offered and deducting underwriting discounts and commissions and the estimated offering expenses.

This represents an immediate increase in pro forma as adjusted net tangible book value of US$1.78 per share to existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of US$5.59 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per ordinary share		$10.00
Pro forma net tangible book value per ordinary share as of June 30, 2006	$2.63
Increase in net tangible book value per ordinary share attributable to price paid by new investors	$1.78
Pro forma net tangible book value per ordinary share after this offering		$4.41
Dilution in net tangible book value per ordinary share to new investors in this offering		$5.59

The following table summarizes on a pro forma basis the differences as of June 30, 2006 between the shareholders as of June 30, 2006, and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	%	US$	%	US$

Existing shareholders	8,750,000	70	$11,352,313	23	$1.30
New investors	3,750,000	30	$37,500,000	77	$10.00
Total	12,500,000	100	$48,852,313	100

 The preceding table reflects the conversion of all outstanding shareholders’ loans into an aggregate of 1,135,231 ordinary shares and a 7.707-for-one split of our ordinary shares on November 23, 2006.

EXCHANGE RATE INFORMATION

We conduct almost all of our business operations in and from China in Renminbi. Solely for your convenience, this prospectus contains translations of Renminbi amounts into U.S. dollar amounts at US$1.00 = RMB 7.9943, the noon buying rate for U.S. dollars in effect on June 30, 2006 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We will make periodic reports to our shareholders in U.S. dollars by using the then-current exchange rates. We make no representation that any amounts in Renminbi or U.S. dollar could be or could have been converted into each other at any particular rate or at all. The PRC government imposes controls over its foreign exchange in part through direct regulation of the conversion of Renminbi into foreign currency as we have disclosed in “Risk Factors — Risks Relating to Business Operations in China — Changes in foreign exchange regulation in China may affect our ability to pay dividends in foreign currencies” and “— Fluctuations in the value of Renminbi could adversely affect the value of, and dividends payable on, our shares in foreign currency terms.”

On December   , 2006, the noon buying rate for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = RMB         . The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
		(RMB per US$1.00)
2006
November	—	—	7.8750	7.8303
October	—	—	7.9168	7.8728
September	—	—	7.9545	7.8965
August	—	—	8.0000	7.9538
July	—	—	8.0018	7.9690
June	—	—	8.0225	7.9943
2005	8.0702	8.1826	8.2765	8.0702
2004	8.2767	8.2768	8.2774	8.2764
2003	8.2765	8.2771	8.2800	8.2765
2002	8.2800	8.2772	8.2800	8.2669
2001	8.2766	8.2772	8.2786	8.2676

Source: Federal Reserve Bank of New York.

——————

(1)

Determined by averaging the noon buying rates on the last business day of each month or the elapsed portion thereof during the relevant period.

On July 21, 2005, the People’s Bank of China, the PRC central bank, officially revalued Renminbi by reference to a basket of foreign currencies, including the U.S. dollar, and began to allow Renminbi’s value against foreign currencies to float within a daily range.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands because of the following benefits to us there:

•

political and economic stability;

•

an effective judicial system;

•

a favorable tax system;

•

absence of exchange control or currency restrictions; and

•

availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•

Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

We conduct almost all of our current operations in China through Shandong Fuwei, a wholly owned PRC subsidiary. All or most of our assets are located in China. We have appointed CT Corporation System, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Concord & Partners, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•

entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Concord & Partners has advised us that the PRC Civil Procedures Law contains provisions relating to recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between China and such other jurisdiction. At present, there is no such treaty between China and the United States or the Cayman Islands.

SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with our audited predecessor financial statements and consolidated financial statements beginning on page F-1 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 34 in this prospectus.

The following selected consolidated operations and balance sheet data for the year ended as of December 31, 2005, and for the period August 9, 2004 through December 31, 2004, have been derived from our audited consolidated financial statements included in this prospectus beginning on page F-1. The following selected operations and balance sheet data for the period January 1, 2004 to October 26, 2004 and the period January 28, 2003 to December 31, 2003 have been derived from the audited financial statements of Fuwei Films (Shandong) Co., Ltd (“Predecessor Company”) included in the prospectus beginning on page F-45. We derived our financial data as of and for the six-month periods ended June 30, 2005 and 2006 from our respective interim unaudited consolidated financial statements included elsewhere in this prospectus which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth in those financial statements on a basis consistent with our audited financial statements. The unaudited financial information for June 30, 2006 is not necessarily indicative of the operating results to be expected for the full fiscal year or any future periods.

As described elsewhere in this Prospectus, on October 27, 2004, our wholly-owned subsidiary Fuwei Films (BVI) Co., Ltd. (“Fuwei (BVI)”) acquired all of the shares of Shandong Fuwei and Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI). As a result of this transaction, our financial statements have been prepared with regard to Shandong Fuwei, as the predecessor company, for the period from January 28, 2003 until October 26, 2004 and with regard to the holding company for periods beginning on and after August 9, 2004. The periods prior to 2003 are not presented as Shandong Fuwei was incorporated on January 28, 2003. Certain factors that affect the comparability of the information set forth in the following table are described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements and related notes thereto included elsewhere in this prospectus.

	Predecessor Company		Fuwei Films (Holdings) Co., Ltd
	Jan. 28 (Date of Inception) through December 31, 2003	Jan. 1 through Oct. 26, 2004	Aug. 9 through Dec. 31, 2004	Year Ended December 31, 2005		Six Months Ended June 30,
						2005	2006	2006
(in thousands)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Statement of Operations Data:
Revenues	95,070	286,114	81,364	346,205	43,306	159,779	219,939	27,512
Gross profit	28,357	78,950	17,326	87,115	10,897	44,533	51,770	6,476

Operating income	23,675	68,326	12,403	65,999	8,256	34,847	38,879	4,863
Interest expense	(675)	(7,291)	(1,370)	(13,747)	(1,720)	(6,663)	(6,940)	(868)
Sales of scrap materials	427	452	2,599	3,596	450	1,916	575	72
Income before income taxes	23,460	61,557	13,811	57,069	7,139	30,955	32,521	4,068
Income tax (expense) benefit	(459)	(26)	288	59	7	(82)	(233)	(29)

Net income	23,001	61,531	14,099	57,128	7,146	30,873	32,288	4,039
Net income per share
Basic and Diluted			18.29	74.10	9.27	40.04	41.88	5.24
Total cash dividend declared	15,300	41,766

	Predecessor Company		Fuwei Films (Holdings) Co., Ltd
	December 31, 2005	Oct. 26, 2004	Dec. 31, 2004	December 31, 2005			June 30, 2006

(in thousands)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)		(RMB)	(US$)
Balance Sheet Data:
Cash	16,089	12,144	5,903	7,427	929		5,455	682
Accounts receivable, net	1,197	39,542	25,460	46,129	5,770		72,234	9,036
Inventories	26,533	26,365	18,032	24,887	3,113		20,079	2,513
Total current assets	95,885	163,446	72,288	93,349	11,676		117,872	14,745
Property, plant and equipment, net	177,814	204,804	304,600	303,596	37,977		293,331	36,693
Total assets	289,283	383,532	407,005	440,361	55,084		460,748	57,635
Short-term bank loans	156,000	199,600	200,590	248,046	31,028		240,030	30,025
Total current liabilities	190,075	264,533	392,905	367,401	45,958		355,500	44,470
Total shareholders’ equity	98,749	118,514	14,100	72,960	9,126		105,248	13,165

	Predecessor Company		Fuwei Films (Holdings) Co., Ltd
	Jan. 28 (Date of Inception) through December 31, 2003	Jan. 1 through Oct. 26, 2004	Aug. 9 through Dec. 31, 2004	Year Ended December 31, 2005		Six Months Ended June 30,
						2005	2006	2006
(in thousands)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Cash Flow Data:
Cash flows provided by (used in) operating activities	17,312	18,946	60,877	43,587	5,452	(8,341)	13,174	1,648
Cash flows used in investing activities	(232,971)	(66,491)	(40,464)	(31,479)	(3,937)	(15,733)	(4,084)	(511)
Cash flows provided by/(used in) financing activities	231,748	43,600	(14,510)	(10,583)	(1,324)	24,779	(11,062)	(1,384)

If our subsidiary Shandong Fuwei had not had a reduced enterprise income tax, or EIT, rate of 0% for the period/year ended December 31, 2003, 2004 and 2005 and the six-month periods June 30, 2005 and 2006, it would have had an EIT rate of 15%, and our net income and basic and diluted earnings per share for the following periods would have been as follows:

	Predecessor Company		Fuwei Films (Holdings) Co., Ltd
	Jan. 28 (Date of Inception) through December 31, 2003	Jan. 1 through Oct. 26, 2004	Aug. 9 through Dec. 31, 2004	Year Ended December 31, 2005		Six Months Ended June 30,
						2005	2006	2006
(in thousands)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Net income	19,941	52,327	11,001	48,392	6,053	26,339	27,594	3,452
Earnings per share, basic and diluted (note)	25.86	67.87	14.27	62.77	7.85	34.16	35.79	4.48

The 2005 and 2006 RMB amounts included in the above selected financial data have been translated into U.S. dollars at the rate of US $1.00 = RMB 7.9943, which was the noon buy rate for U.S. dollars in effect on June 30, 2006 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on June 30, 2006, or at any other date.

Note:

Net income per share amounts have been revised to give retroactive recognition of the stock split (see Note 28(c) to the consolidated financial statements of Fuwei Films (Holdings) Co., Ltd.).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited predecessor financial statements and consolidated financial statements included in this prospectus beginning on page F-1. The audited predecessor financial statements and consolidated financial statements have been prepared in accordance with U.S. GAAP. The fiscal year ended December 31, 2003 commenced on January 28, 2003, the date of incorporation of Shandong Fuwei. Data for such predecessor periods are not comparable with data subsequent to October 26, 2004 in light of, among other matters, the purchase accounting effects of the share transfer and the different capital structure of the company following the share transfer. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties.

Overview

We develop, manufacture and distribute high quality plastic film using the biaxial oriented stretch technique, otherwise known as BOPET film. Since the establishment of our predecessor company in 2003, all of our revenues have been derived from the sales of BOPET film. We sell substantially all of our BOPET film products to customers in the flexible packaging industry located in the eastern region of China. We established an international sales division in June 2004 and have begun selling our products into overseas markets, most notably the US, Japan and Southeast Asia.

Our Operating History and Corporate Structure

The diagram below illustrates our corporate structure:

Shandong Fuwei, our PRC operating subsidiary, was formed on January 28, 2003, as a sino-foreign equity joint venture under the name Weifang Fuwei Plastic Co., Ltd. In July 2003, this company began production of BOPET film, initially renting the necessary fixed assets from Shandong Neo-Luck, a company involved in BOPET film production for which Mr. Xiaoming Wang and Dr. Yongping Bai, our current executive officers, each served as executive officers at the time.

Shandong Fuwei subsequently acquired these fixed assets through two auction proceedings, the first in October of 2003 and the second in December 2004. At the first auction proceeding in October 2003, Shandong Fuwei acquired assets related to the Brückner production line that it had been renting from Shandong Neo-Luck. This line had been previously mortgaged by Shandong Neo-Luck to the Bank of China, Weifang city branch as security for several loans extended to Shandong Neo-Luck’s affiliates. When these loans went into default, the Bank of China brought a series of legal actions in Weifang Municipal People’s Court that resulted in the assets securing the loans being sold at public auction. Following its successful bid at auction, on October 9, 2003, Shandong Fuwei acquired the Brückner production line (with an appraised value of approximately RMB 169 million) for RMB 156 million.

In November 2003, Shandong Fuwei’s shares were sold to Shenghong Group Co., Ltd. (“Shenghong Group”) and Shandong Baorui for an aggregate consideration of RMB 98.2 million. Tongju Zhou, one of our directors, and Duo Wang each indirectly own 50% of Easebright Investments Limited (“Easebright”), one of our principal shareholders, and are both officers and directors of Shandong Baorui. Jun Yin and Duo Wang own 17.5% and 4.6%, respectively, of Shandong Baorui. In 2004, Messrs. Zhou and Wang, along with Jun Yin established several offshore holding companies (including the issuer of the shares being sold in this offering) in the British Virgin Islands and the Cayman Islands to acquire and hold these shares. In October 2004, Fuwei (BVI) entered into a sale and purchase agreement with Shenghong Group and Shandong Baorui pursuant to which Fuwei (BVI) acquired the respective equity interest of Shenghong Group and Shandong Baorui in Shandong Fuwei for an aggregate consideration of RMB 91 million. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) and was converted into a wholly-foreign owned enterprise pursuant to PRC law. As a result of this transfer, our financial statements have been prepared with regard to Shandong Fuwei, as the predecessor company, for the period from January 28, 2003 until October 26, 2004 and with regard to Fuwei Films (Holdings) Co., Ltd and its subsidiaries for periods beginning on and after August 9, 2004. The acquisition was accounted for in accordance with the purchase method of accounting in our financial statements.

As a result of its ongoing financial difficulties, Shandong Neo-Luck was declared bankrupt by the Weifang Municipal People’s Court in the PRC on September 24, 2004. Prior to the bankruptcy, Shandong Neo-Luck’s then major operating asset, the DMT production line, had been pledged by Shandong Neo-Luck to Weifang City Commercial Bank. When Shandong Neo-Luck was declared bankrupt, the Shandong Branch of the Bank of China seized the production line by order of the Qingdao Intermediate People’s Court and the Qingdao Southern District People’s Court while the Weifang Branch of Bank of Communications did so through Weifang Intermediate People’s Court. As such, the effectiveness of the pledge in favor of Weifang City Commercial Bank was under dispute. Subsequently, pursuant to the decision from Weifang Intermediate People’s Court, Weifang City Commercial Bank ranked senior in terms of the right of claims.

The pledged DMT production was put up for public auction by the Shandong Neo-Luck liquidation committee on October 22, 2004. In view of the above complexities, the auction was deemed to be tremendously risky at that time, and therefore, our PRC operating subsidiary did not directly participate in the first auction, which began with a bid price of approximately RMB 53 million by reference to an independent valuation performed on a forced sale basis. However, due to the potential tremendous risk involved, the auction had been withdrawn twice and the starting bid price had been further reduced to approximately RMB 34 million and was finally purchased by Beijing Baorui, a company indirectly controlled by Shandong Baorui. When the DMT production line was put for public auction by Beijing Baorui three months later, our PRC operating subsidiary purchased it for approximately RMB 119 million, which was supported by an independent valuation performed on a going concern basis. We considered the arrangement to have the DMT production line acquired through Beijing Baorui through the first auction as an effective way to minimize the risk associated with the uncertainties arising from the bankruptcy of Shandong Neo-Luck. The price difference of approximately RMB 85 million represented a risk premium paid to Beijing Baorui, which bore the ultimate risks of recourse from creditors of Shandong Neo-Luck.

We have obtained an opinion of PRC counsel with respect to the validity of the auction proceedings under PRC law, although you should read the description of the opinion set forth under the title “Risk Factors — The circumstances under which we acquired ownership of our main productive assets may jeopardize our ability to continue as an operating business.”

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw Material Prices

During 2003, the period from January 1, 2004 through October 26, 2004, the period from August 9, 2004 through December 31, 2004, 2005 and the first six months of 2006, the total cost of raw materials made up approximately 69.8%, 77.3%, 73.5%, 77.6% and 81.4% of our cost of goods sold, respectively. The primary raw materials used in our production of BOPET film are polyethylene terephthalate (or PET) resin and additives, which made up approximately 75.7%, and 24.3% of our total cost of raw materials in 2005. PET resin trades as a commodity and its market price is influenced significantly by global energy prices, including the price of crude oil. In addition, PET resin is also largely used in the textile industry and accordingly the demand from that industry will also affect the price of PET resin.

Although we try to pass on any increase in our raw material costs to our customers, and have generally been able to pass substantially all increases in recent years on to them, we are occasionally constrained in this regard by industry practice and preexisting obligations. We obtain a significant amount of the PET resin used at our facilities from one supplier, who has agreed to supply us fixed quantities of PET resin monthly at the prevailing market price. We have not entered into any other agreements or arrangements with respect to the supply of raw materials used in the production of BOPET film, nor have we engaged in any hedging transactions to limit our exposure to fluctuations in the market prices of these raw materials or their components. We believe that, while their quality and service standards may not be the same as our existing supplier, there are sufficient alternative suppliers of PET resin if our existing supplier is unable to supply us PET resin in the amounts or in the time frame we may require.

Prices of Our Products

Our BOPET film products generally fall into two categories: commodity products and specialty products. The price of commodity products, such as our printing, stamping foil and metallization films, are typically driven by supply and demand conditions in the market. Our specialty products, such as our laser holographic based film, and our matte and high-gloss films, are not as affected by market conditions and thus we have more control over setting the prices for these products.

As selling prices are generally higher for those types of BOPET film products which require higher technical expertise, our revenue will be affected, to certain extent, by our product mix. Our product mix is dependent on, inter alia, our production facilities. Presently, our Brückner production line is capable of producing single-layer BOPET film while our DMT production line is capable of producing both single-layer and three-layer BOPET films.

Demand for Our Products

Our BOPET film products are mostly sold to customers in the flexible packaging industry for consumer products such as processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. In 2003, the period from January 1, 2004 through October 26, 2004, the period from August 9, 2004 through December 31, 2004, 2005 and the first six months of 2006, approximately 100.0%, 97.7%, 81.3%, 87.9% and 78.9%, respectively, of our total revenue was derived from the PRC. The demand for our products is therefore, to a large extent, affected by the general economic conditions in the PRC. A significant improvement in the economic environment in the PRC will likely improve consumer spending, increase the demand for our customers’ products and consequently increase the demand for our BOPET film.

We have been able to expand our product range and markets by introducing new products required by customers. We believe that our technical expertise are important in introducing products that are in demand.

Production Capacity and Utilization Rates

Our sales volume is limited by our operational annual production capacity.

As we grow our business in the future, our ability to fulfill more and larger orders will be dependent on our ability to increase our production capacity. As our business is capital-intensive, our ability to expand our production capacity will depend on, inter alia, the availability of capital to meet our needs of expansion or upgrading of production lines.

Competition

We believe that we are currently one of the few producers of BOPET film in the PRC with research and development capability. Our past financial performance is attributable to our market position in the industry. Over time, there may be new entrants into our industry. We believe that our major competitors in the BOPET manufacturing market in the PRC are Dupont Hongji Films Foshan Co., Ltd, Shanghai Zidong Chemical Plastic Co., Ltd and Yihua Toray Polyester Film Co., Ltd.

Our ability to enhance existing products, introduce new products to meet customers’ demand, deliver quality products to our customers and maintain our established industry reputation will affect our competitiveness and our market position.

Our ability to compete against new and existing competitors to maintain or improve our market position and secure orders will affect our revenue and financial performance.

Description of Certain Statements of Income Line Items

Revenues

Revenue from sale of our domestic BOPET film products is recognized when significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods, or when the amount of revenue and costs incurred or to be incurred in respect of the transaction cannot be measured reliably. In respect of our overseas sales, we ship directly to the destinations of our overseas customers and our revenue is recognized at the time when we receive customs clearance of our exports. Most of our overseas sales were conducted on a Cost, Insurance and Freight (or “CIF”) basis, meaning that we pay the costs and freight necessary to get the products to the port of destination, and the risk of loss is transferred from us to the buyer when the goods pass the ship’s rail at the port of destination. In addition, we have to procure marine insurance against the buyer’s risk of loss of damage to the goods during the carriage. Most of our sales invoices are denominated in the Renminbi Yuan, although certain of our overseas sales are denominated in US dollars.

Cost of Goods Sold

Our cost of goods sold comprises mainly materials costs, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Jan. 28 through Dec. 31, 2003	Jan. 1 through Oct. 26, 2004	Aug. 9 through Dec. 31, 2004	Year Ended Dec. 31, 2005	Six Months Ended June 30,
					2005	2006

Materials costs	69.8%	77.9%	86.3%	77.6%	75.0%	82.0%
Factory overhead	26.0%	18.4%	10.8%	18.8%	20.9%	14.8%
Packaging materials	2.9%	2.9%	2.3%	2.8%	3.1%	2.6%
Direct labor	1.3%	0.8%	0.6%	0.8%	1.0%	0.6%

Material Costs

As noted above, the raw materials used in our BOPET film production are PET resin and additives, which made up approximately 75.7% and 24.3%, respectively of our total materials costs in 2005.

Factory Overhead

For the periods prior to October 26, 2004, factory overhead comprises primarily of depreciation, operating lease expenses relating to our Brückner production line and subcontracting charges relating to our DMT production line, electricity and water charges, freight costs, and repair and maintenance of our machinery and equipment. The total freight costs related to the transporting of raw materials to our warehouse included in factory overhead amounted to RMB 90,000 for these periods.

For periods beginning on and after October 27, 2004, factory overhead comprises primarily of depreciation, electricity and water charges, freight costs, and repair and maintenance of our machinery and equipment. The total freight costs related to the transporting of raw materials to our warehouse included in factory overhead amounted to RMB 214,000 for these periods.

Packaging Materials

Our packaging materials comprise, amongst others, packaging pallets and carton boxes, used for the packaging of our BOPET film products for delivery to customers. Generally, our unit cost of packaging materials does not fluctuate significantly and our total costs for packaging materials typically vary in line with our sales volume.

Direct Labor

Direct labor cost includes salaries, wages, bonuses and other payments to our employees in the PRC who are involved in the production of our products. The main factors affecting our direct labor cost are the demand and supply of semi-skilled labor and the implementation or changes of any new government policies or laws relating to employment such as defined contribution plans stipulated by the PRC municipal government.

Operating Expenses

Our operating expenses are comprised of administrative expenses, distribution expenses and other operating expense.

Our administrative expenses are comprised mainly of allowance for doubtful trade receivables, administrative staff salaries and related welfare costs, entertainment expenses, depreciation charges of office equipment, furniture and fixtures, amortization charges relating to our trademark and land use rights, professional fees, government duties and fees, insurance expenses, rental expenses, travel expenses, office expenses, research and development expenses, and other miscellaneous expenses.

Our distribution expenses are comprised mainly of freight costs, travel expenses, selling and promotion expenses as well as salaries, allowances and welfare benefits paid to our sales and marketing personnel.

For the periods prior to October 26, 2004 and after October 27, 2004, we recorded outbound freight costs for distributing goods to customers of RMB 5,318,000 and RMB 10,175,000, respectively, and such costs were recorded in distribution expenses. All inbound freight costs are recorded in cost of goods sold.

Our gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold.

Other operating expenses are comprised mainly of loss on disposal of property, plant and equipment and other miscellaneous expenses.

FINANCE COSTS

Finance costs are comprised mainly of interest expense relating to our loans and interest paid on discounting bills receivable.

Income Tax Expense

Shandong Fuwei has been granted preferential tax treatment by the Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shandong Fuwei’s profit is taxed at a rate of 15%, as a “High Technology Enterprise.”

For the period from January 28, 2003 to December 31, 2004, Shandong Fuwei was granted certain tax relief under which it was exempted from PRC income tax. As of January 2005, Shandong Fuwei is a wholly foreign-owned enterprise under the laws of the PRC. Accordingly, Shandong Fuwei is entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempt from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities.

Inflation

Inflation in the PRC has not had any material impact on our business in 2003, 2004, 2005 and the six-month period ended June 30, 2006. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.2%, 3.9%, 1.8% and 1.3% in 2003, 2004, 2005 and the six-month period ended June 30, 2006, respectively.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities, to disclose contingent assets and liabilities on the date of the financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.

Basis of Financial Statement Presentation. As of June 30, 2006, we had a working capital deficit of approximately RMB 237.6 million and had short-term bank loans of RMB 240 million that are due at various times in 2006. In preparing our financial statements, we have considered our future liquidity and our ability to continue as a going concern for a reasonable period of time. We have had discussions with our principal bankers and believe that we will be able to meet our financial obligations as they become due and that continued financing will be provided by our bankers to finance our future working capital and capital expenditure requirements. In connection with this, our principal lender has to date not required that we repay these loans upon their maturity and has confirmed its willingness to extend current lending commitments of approximately RMB200.0 million (US$25.0 million) through December 31, 2007, although such confirmation does not constitute a new or amended loan agreement. We expect to formalize such extension in a new loan agreement with our lender following the consummation of this offering. As of June 30, 2006, we also had significant outstanding loans from our controlling shareholders Apex Glory and Easebright. These loans did not require the payment of interest, nor did they have a fixed maturity and were therefore being treated as short-term liabilities. In connection with this offering, Apex Glory and Easebright converted the outstanding principal of such loans into our ordinary shares. Accordingly, we have prepared the consolidated financial statements on the basis that the Company will be able to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if we are unable to continue as a going concern. The assumption is premised on future events, the outcome of which is inherently uncertain.

Fair Value of Assets Acquired and Liabilities Assumed Upon Acquisition. There were fair value adjustments determined in connection with the acquisition and first time consolidation of Shandong Fuwei as of October 27, 2004. On the date of acquisition, the assets acquired and liabilities assumed of Shandong Fuwei were adjusted to their estimated fair values. The most significant estimates pertained to determining the fair values of the property, plant and equipment acquired. Fair values of these assets were determined based upon replacement cost. Any change in such assumptions and judgment would affect the fair value of assets acquired and liabilities assumed.

Goodwill Impairment. Goodwill is tested for impairment at least annually based on a two-step approach. The first step is conducted by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, the second step requires a comparison of the implied fair value of goodwill to its carrying value. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over its implied fair value.

We have determined that Shandong Fuwei, our operating subsidiary in the PRC, is the reporting unit for goodwill impairment testing. The fair value of Shandong Fuwei is determined based on the discounted expected cash flow method. The discount rate was based on the subsidiary’s weighted average cost of capital. The use of discounted cash flow methodology requires significant judgments including estimation of future revenues and costs, industry economic factors, future profitability, determination of Shandong Fuwei’s weighted average cost of capital and other variables. Although we believe that the assumptions adopted in our discounted cash flow model are reasonable, those assumptions are inherently unpredictable and uncertain.

We had goodwill of RMB 10.3 million, as of December 31, 2004 and 2005 and June 30, 2006. The estimated fair value of the reporting unit significantly exceeded its carrying value at June 30, 2006. Consequently, no goodwill impairment has been recognized.

Collectibility of Accounts Receivable. Our management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Generally, we offer our customers in the PRC credit terms of up to 45 days. Our international sales are settled via letters of credit, which generally have payment terms of between 30 and 60 days.

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. All credit terms are to be approved by our finance department, in consultation with our sales and marketing department. For extension of larger credit limits, approvals have to be sought from our credit committee which is made up of members from our finance department, sales department and the General Manager. Our finance department and sales and marketing department review our outstanding debtor balances on a monthly basis and follow up with customers when payments are due. We do not impose interest charges on overdue balances.

As of June 30, 2006, our largest trade debtor was Pilcher Hamilton Corp., a company based in the US. The trade receivables from Pilcher Hamilton Corp. amounted to approximately RMB 8 million (US$1 million) as of June 30, 2006, all of which were within the credit term granted.

We make specific allowance for doubtful trade receivables when our management takes the view (taking into account the aging of trade receivables and in consultation with our sales and marketing department) that we will not be able to collect the amounts due. Our customers pay by installments, creating long accounts receivable cycles. We provide for an allowance for doubtful accounts based on our best estimate of the amount of losses that could result from the inability or intention of our existing customers not to make the required payments. We generally review the allowance by taking into account factors such as historical experience, age of the accounts receivable balances and economic conditions.

Specific write-off of trade receivables is made when the outstanding trade receivables have been due for more than two years.

The analysis of the allowance for doubtful amounts for 2004, 2005 and the six months ended June 30, 2006 is as follows (000’s):

	Jan. 1 through Oct. 26, 2004	Aug. 9 through Dec. 31, 2004	Year Ended Dec. 31, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2006
	RMB	RMB	RMB	RMB	US$
Balance at beginning of period/year	—	—	1,008	2,015	252
Bad debt expense	—	1,008	1,007	—	—
Write-offs	—	—	—	—	—
Balance at end of period/year	—	1,008	2,015	2,015	252

Impairment of Long-lived Assets. We review periodically the carrying amounts of long-lived assets, including property, plant and equipment and intangible assets, to assess whether they are impaired. We test these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable such as a change of business plan, technical obsolescence, or a period of continuous losses. When we determine an asset or asset group is not recoverable, we adjust the carrying amount to fair value. We measure the recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance in the remaining life can be recovered through undiscounted future cash flows. In determining estimates of future cash flows, significant judgment in terms of projection of future cash flows and assumptions is required. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the excess of the carrying amount of the asset over its fair value. Fair value is determined by discounting forecasted cash flow or utilizing an observed market value if readily determinable. There have been no impairment charges recognized for the periods/year ended January 1, 2004 through October 26, 2004, August 9, 2004 through December 31, 2004, December 31, 2005 and the six months ended June 30, 2006.

Results of Operations

The following discussion of our results of operations is based upon our audited predecessor financial statements and audited consolidated financial statements beginning on page F-1 in this prospectus. The fiscal year ended December 31, 2003 commenced on January 28, 2003, the date of incorporation of Shandong Fuwei.

Data for Shandong Fuwei for the period ended October 26, 2004 have not been aggregated with the results for the Company for the period ended December 31, 2004 as such periods are not comparable in light of, among other matters, the purchase accounting effect of Shandong Fuwei on October 27, 2004. To illustrate, the fair value adjustment of inventories of RMB 4.9 million of Shandong Fuwei at the date of acquisition has lowered the gross profit for the period October 27, 2004, to December 31, 2004 by an equivalent amount while the fair value adjustments of property, plant and equipment and lease prepayments at the date of acquisition have decreased the depreciation by RMB 157,000 (year ended December 31, 2005: RMB 941,000) and increased amortization by RMB 23,000 (year ended December 31, 2005: RMB 70,000) respectively for the period October 27, 2004, to December 31, 2004.

The table below sets forth certain line items from our Statement of Income as a percentage of revenues:

	Jan. 28, through Dec. 31, 2003	Jan. 1 through Oct. 26, 2004	Aug. 9 through Dec. 31, 2004	Year Ended Dec. 31, 2005	Six Months Ended June 30,
					2005	2006
		(as a % of revenues)
Gross Profit	29.8	27.6	21.3	25.2	27.9	23.5
Operating expenses	4.9	3.7	6.1	6.1	6.1	5.8
Other income/(expense)	(0.2)	(2.4)	1.7	(2.6)	(2.4)	(2.9)
Income tax (expense)/benefit	(0.5)	—	0.4	—	(0.1)	(0.1)
Net income	24.2	21.5	17.3	16.5	19.3	14.7

June 30, 2006 compared to June 30, 2005

Revenues

Our revenue can be analyzed as follows:

	June 30, 2005 (RMB in thousands)	% of Total	June 30, 2006 (RMB in thousands)	% of Total

Printing film	48,220	30.2	47,526	21.6
Stamping film	53,037	33.2	48,547	22.1
Metallization film	13,360	8.3	19,177	8.7
Base film for other applications	33,070	20.7	67,745	30.8
Special film	12,092	7.6	36,944	16.8
	159,779	100.0	219,939	100.0

During the six month period ended June 30, 2006, our revenues were RMB 219.9 million (US$ 27.5 million), RMB 60.2 million or 37.7% higher than the same period for last year. The significant increase was largely attributable to the increase in sales volume by over 40% and gradual growth in export sales to the United States, Canada and Korea in the first half year in 2006.

Cost of Goods Sold

Our cost of goods sold amounted to RMB 168.2 million (US$21.0 million) for the six months period ended June 30, 2006, and was RMB 52.9 million (or 45.9%) higher than the same period of last year. The increase was generally in line with the increase in sales as a result of the increase in export sales and increase in the price of raw materials as a result of increase in global oil prices in 2006 as most of our raw materials are by-products of crude oil.

Gross Profit

Our gross profit during the six months period ended amounted to RMB 51.8 million (US$6.5 million) representing a gross margin of 23.5%. Gross margin declined significantly from 27.9% for the six months period ended June 30, 2005 to 23.5% in 2006 mainly due to the increase in price of raw materials in 2006 as a result of increase in global oil prices.

Operating Expenses

Our operating expenses during the six months period ended June 30, 2006, amounted to RMB 12.9 million (US$1.6 million), RMB 3.2 million or 33.1% higher than the same period in last year. During the current period, our operating expenses as a percentage of revenue was 5.8% which was comparable with that in the previous comparable period of 6.1%.

Other Income/(Expense)

Our other expenses during the six month ended June 30, 2006, amounted to RMB 6.4 million (US$0.8 million), 63.4% higher than previous comparable period. The increase was mainly due to the decrease in sales of scrap materials and interest income by RMB 1.3 million and RMB 0.8 million respectively, as compared to the last same period.

Income Tax Expense

The effective tax rate was 0.3% in the first half of 2005 and 0.7% in the first half of 2006. The low effective tax rates were primarily attributable to the fact that our operating subsidiary Shandong Fuwei enjoyed income tax exemption during both periods pursuant to the prevailing PRC income Tax Law.

Fiscal Year Ended 2005

Revenues

Our revenue can be analyzed as follows:

	2005	% of Total
	(RMB in thousands)
Printing film	103,682	29.9
Stamping film	94,711	27.4
Metallization film	39,647	11.5
Base film for other applications	59,826	17.3
Special film	48,339	13.9
	346,205	100.0

Our revenues were RMB 346.2 million (US$43.3 million) in 2005. During 2005, we experienced a decline in the average selling price of our products by 4.2% as a result of the entry of new manufacturers and increased competition in the commercial BOPET market. The products experiencing the most significant price declines were printing film, stamping film and base film. We expect this pricing trend to continue as a result of increased competition in the market.

Cost of Goods Sold

Our cost of goods sold amounted to RMB 259.1 million (US$32.4 million) in 2005. Our cost of goods sold are affected by the purchase price of our primary raw materials. While the prices of PET resin and additives are, to a certain extent, affected by the price movements of crude oil which generally increased globally in 2005, the actual demands of PET resins in China’s textile industry declined as a result of the implementation of a new quota system for exporting textiles to the United States and other European countries, thus resulting in a decline in prices of PET resin and additives by 4.8% during 2005 which led to cost of goods sold in 2005, as a percentage of revenue, being lower when compared to the preceding period.

Gross Profit

Our gross profit for 2005 was RMB 87.1 million (US$10.9 million), representing a gross margin of 25.2%. This gross margin was higher than in the preceding period mainly as a result of increased volume which was partially offset by the decline in average selling price in 2005. The sales of our commercial BOPET films contributed approximately 86% of our total sales in 2005. In order to maintain our competitiveness in the industry, we lowered the selling price of our commercial products by approximately 4%. Based on anticipated increased levels of competition, we expect this trend to continue until the second half of 2007. However, in anticipation of ramping up of our new production line and ability to offer new products to the market, we expect this trend to reverse beginning in the last quarter of 2007.

Operating Expenses

Our operating expenses were RMB 21.1 million (US$2.6 million) in 2005. During 2005, our operating expenses as a percentage of revenue were slightly higher than in the preceding period as a result of our increased distribution costs due to our increase in export sales to markets outside of the PRC.

Other Income/(Expense)

Our other income/(expense) was RMB (8.9) million (US$1.1 million) in 2005. Other income/(expenses) in 2005 included a full year of significantly higher interest costs due to our new capital structure following the acquisition of the DMT production line. Our total outstanding interest-bearing borrowings were approximately RMB 248.0 million at December 31, 2005.

Income Tax Benefit

Our income tax benefit was RMB 0.059 million in 2005. The effective tax rate was (0.1)% in 2005, primarily attributable to the fact that our operating subsidiary, Shandong Fuwei, enjoyed income tax exemption during 2005 pursuant to the prevailing PRC Income Tax Law.

Period from August 9, 2004 through December 31, 2004

Revenues

Our revenue can be analyzed as follows:

	Aug. 9, 2004 through Dec. 31, 2004	% of Total
	(RMB in thousands)
Printing film	25,154	30.9
Stamping film	19,695	24.2
Metallization film	17,666	21.7
Base film for other applications	17,679	21.8
Special film	1,170	1.4
	81,364	100.0

During the period from August 9, 2004 through December 31, 2004, our revenues were RMB 81.4 million. During this period, we experienced generally higher levels of volume of sales for each of our products, with minimal fluctuation in pricing for our products, as the increased competition that affected our pricing in 2005 had not yet become a significant factor in our markets.

Cost of Goods Sold

Our cost of goods sold amounted to RMB 64.0 million for the period from August 9, 2004 through December 31, 2004. Increases in raw material prices due to crude oil price increases in 2004 led to generally higher levels of cost. The textile exporting quotas, which impacted the demand for PET resins in 2005, did not impact the prices we paid for raw materials during this period.

Gross Profit

Our gross for the period from August 9, 2004 through December 31, 2004 was RMB 17.3 million, representing a gross margin of 21.3%. Our gross margin was significantly lower than in earlier periods due to the increases in raw material prices mentioned above. The sales of our commercial BOPET films contributed approximately 98.6% of our total revenues during this period.

Operating Expenses

Our operating expenses were RMB 4.9 million during the period from August 9, 2004 through December 31, 2004, slightly higher as a percentage of revenue due to shipping costs associated with our commencement of exports to overseas markets.

Income Tax Benefit

Our income tax benefit was RMB 0.3 million during the period from August 9, 2004 through December 31, 2004. The effective tax rate was (2.0)% during this period and this was primarily attributable to the fact that our operating subsidiary, Shandong Fuwei, enjoyed income tax exemption during 2004 pursuant to the prevailing PRC Income Tax Law.

Predecessor

Period from January 1, 2004 through October 26, 2004

Revenues

Our revenue can be analyzed as follows:

	Jan 1, 2004 through Oct 26, 2004	% of Total
	(RMB in thousands)
Printing film	124,405	43.5
Stamping film	55,907	19.5
Metallization film	76,697	26.8
Base film for other applications	28,110	9.8
Special film	995	0.4
	286,114	100.0

Our revenues during the period from January 1, 2004 through October 26, 2004 was RMB 286.1 million. Contributing to these revenues were sales of RMB 6.6 million to overseas markets (principally United States of America. Japan and Europe) commenced in 2004. By the end of the year we had secured 11 overseas customers for our BOPET film products. Compared to the preceding period, our sales volume increased substantially by RMB 191.0 million while the pricing of our products declined as a result of increased competition in the market. The change in volume was the result of full operation of production line in 2004 as we commenced commercial production of BOPET film products in July 2003. The pricing of our products was mainly driven by market demand.

Cost of Goods Sold

Our cost of goods sold amounted to RMB 207.2 million during the period from January 1, 2004 through October 26, 2004. The increases in raw material prices due to crude oil price increases contributed to the higher levels of costs as a percentage of revenues, when compared with preceding period.

Gross Profit

Our gross profit was RMB 79.0 million during the period from January 1, 2004 through October 26, 2004. Our higher revenues contributed to these profits. Overall gross margin during this period was 27.6%. Our gross margin decreased during this period by 2.2% as a result of the increase in raw materials prices, and decline in the selling prices of our commercial products.

Operating Expenses

Our operating expenses were RMB 10.6 million during the period from January 1, 2004 through October 26, 2004. As a percentage of revenue, operating expenses decreased slightly in this period when compared with the preceding period, primarily due to our spreading out of our fixed costs as compared to the previous period.

Other Income/(Expense)

Our other income/(expense) was RMB (6.8) million during the period from January 1, 2004 through October 26, 2004. This includes increased interest costs due to our new capital structure following the acquisition of the DMT production line.

Income Tax Expense

Our income tax was RMB 0.03 million during the period from January 1, 2004 through October 26, 2004. The effective tax rate was 0.04% during this period. The low effective tax rate was primarily attributable to the fact that our operating subsidiary, Shandong Fuwei, enjoyed income tax exemption during this period pursuant to the prevailing PRC Income Tax Law. The income tax expense of RMB 0.03 million during this period was mainly attributable to the recognition of deferred tax liabilities resulting from the difference between the capitalization of interest under PRC tax law and US GAAP.

Period from January 28, 2003 (Date of Inception) through December 31, 2003

Revenues

Our revenue can be analyzed as follows:

	Jan. 28, 2003 through Dec. 31, 2003	% of Total
	(RMB in thousands)
Printing film	38,856	40.9
Stamping film	15,847	16.7
Metallization film	30,926	32.5
Base film for other applications	9,441	9.9
Special film	—	—
	95,070	100.0

Our revenue for the period from January 28, 2003 (Date of Inception) through December 31, 2003 was RMB 95.1 million. Our revenues during this period were generally lower than subsequent periods as we only started commercial sales in July 2003.

Cost of Goods Sold

Our cost of goods sold amounted to RMB 66.7 million during the period from January 28, 2003 (Date of Inception) through December 31, 2003. Our relatively lower cost of goods sold during this period as compared to subsequent periods is due to the fact that we only started our commercial production in July 2003. The cost of raw materials remained relatively constant during our first six months of operations.

Gross Profit

Our gross profit was RMB 28.4 million for the period from January 28, 2003 (Date of Inception) through December 31, 2003. Overall gross margin was 29.8% during this period.

Income Tax Expense

Our income tax expense was RMB 0.5 million in 2003. The effective tax rate was 2% in 2003. The low effective tax rate was primarily attributable to the fact that our operating subsidiary, Shandong Fuwei, enjoyed income tax exemption during 2003 pursuant to the prevailing PRC Income Tax Law. The income tax charge of

RMB 0.5 million in 2003 represented deferred tax liability recognized in respect of temporary differences arising from property, plant and equipment and other receivables.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

Our capital expenditures in 2005 have been primarily financed through short-term borrowings from financial institutions. The interest rates of short-term borrowings from financial institutions during the three year period from 2003 to 2005 ranged from 5.31% to 7.254%, and these borrowings may not be prepaid prior to maturity. We believe that our principal banker in Shandong Province had been granting shorter-term loans to their customers as a result of the efforts of the bank branch to reduce the level of its long-term loans.

Since our inception, we have incurred significant amounts of secured short-term financing to fund our acquisition of the Brückner and DMT production lines and for our working capital needs. At June 30, 2006, these borrowings totalled RMB 240.0 million (US$30.0 million) including seven different loan agreements and certain discounted bills with three different financial institutions in the PRC. Each of the related loan agreements contains provisions regarding collateral, covenants prohibiting us from engaging in certain activities (including selling, mortgaging or otherwise disposing of or encumbering all or substantially all of our assets or before any merger, acquisition, spin-off, or other transaction resulting in a change in our corporate structure) without the lenders consent and acceleration (and setoff) provisions in the event of default in payment or failure to comply with such covenants. Although the amounts outstanding under these loans are required to be repaid generally upon the first anniversary of the loan, we have in the past sought and obtained the refinancing of the loan with the relevant financial institution. We have actively negotiated with our principal lenders extensions of existing loan agreements coming due in 2006. In connection with this, our principal lender has to date not required that we repay these loans upon their maturity and has confirmed its willingness to extend current lending commitments of approximately RMB 200.0 million (US$25.0 million) through December 31, 2007, although such confirmation does not constitute a new or amended loan agreement and we expect to formalize such extension in a new loan agreement with our lender following the consummation of this offering.

We have also entered into a contract relating to a third production line and are in the process of determining our capital requirements in this regard. The total purchase price of our new thick BOPET film production line is estimated to be approximately RMB 240 million. We expect to use a portion of the proceeds from this offering as well as short term secured loans to finance the production line.

We are of the opinion that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations, and our working capital and planned capital expenditure requirements.

A summary of our cash flows for 2003, 2004 and 2005 and for the six month periods ended June 30, 2005 and 2006 is as follows:

	Jan. 28, through Dec. 31, 2003	Jan. 1 through Oct. 26, 2004	Aug. 9 through Dec. 31, 2004	Year Ended Dec. 31, 2005	Six Months Ended June 30,
					2005	2006
		(RMB in thousands)
Net cash generated from operating activities	17,312	18,946	60,877	43,587	(8,341)	13,174
Net cash used in investing activities	(232,971)	(66,491)	(40,464)	(31,479)	(15,733)	(4,084)
Net cash generated from/(used in) financing activities	231,748	43,600	(14,510)	(10,583)	24,779	(11,062)
Effect of foreign exchange rate change	—	—	—	(1)	—	—
Net (decrease) increase in cash and cash equivalents	16,089	(3,945)	5,903	1,524	705	(1,972)
Cash and cash equivalents as at the beginning of the period/year	—	16,089	—	5,903	5,903	7,427
Cash and cash equivalents as at the end of the period/year	16,089	12,144	5,903	7,427	6,608	5,455

——————

(1)

Not applicable

Operating Activities

Net cash from operating activities was RMB 13.2 million for the six months ended June 30, 2006 as compared to RMB (8.3 million) for the six months ended June 30, 2005. This increase is primarily attributable to a significant decrease in inventory as a result of improving stock turnover, together with sales volume outweighing production volume during the period. This was, however, partly offset by higher levels of accounts receivable.

Net cash from operating activities was RMB 43.6 million in 2005. Our main source of operating cash was receipts from customers, with cash payments to acquire raw materials as our main use of operating cash. Both receipts from customers and payments to vendors increased during the year due to higher sales volumes compared to the previous period. During this period we experienced (i) an increase in trade receivables as a result of longer credit period of 30 days granted to customers in order to maintain a long term business relationship; and (ii) an increase in inventories as a result of increase in finished goods level to meet anticipated sales orders in early 2006. In order to generate growth in sales, more inventories were accumulated towards the year end and a longer credit period was offered to creditworthy customers, thereby lowering cash flows from operating activities.

Net cash from operating activities was RMB 60.9 million in the period from August 9, 2004 through December 31, 2004. Our main source of operating cash was receipts from customers with cash payments to acquire raw materials as our main use of operating cash. During the period, we generally offered a credit of 7 days to our customers.

Predecessor

Net cash from operating activities was RMB 18.9 million in the period from January 1, 2004 through October 26, 2004. Our main source of operating cash was receipts from customers, with cash payments to acquire raw materials as our main use of operating cash. While we experienced significant growth in sales when compared to the previous period, more cash was locked up in the accounts receivable due to longer credit period granted to customers during the period.

Net cash from operating activities was RMB 17.3 million in 2003. Our main source of operating cash was receipts from customers with cash payments to acquire raw materials as our main use of operating cash.

Investing Activities

Net cash used in investing activities was RMB 4.1 million for the six months ended June 30, 2006 as compared to RMB 15.7 million during the six months ended June 30, 2005. This decrease is attributable to less investment in fixed assets in the 2006 period.

Net cash used in investing activities was RMB 31.5 million in 2005, and was generally lower as a result of a decrease in purchases of property, plant and equipment. Our main acquisitions during the year included construction in progress of RMB 20.5 million in connection with a new production line. In addition, we made deposits of RMB 13.9 million for certain new production facilities to be delivered in future periods.

Net cash used in investing activities was RMB 40.5 million in the period from August 9, 2004 through December 31, 2004. We made a final payment of RMB 57.1 million to acquire the DMT production line during this period, the effect of which was partly offset by cash of RMB 12.1 million acquired from purchase of Shandong Fuwei during the same period.

Predecessor

Net cash used in investing activities was RMB 66.5 million in the period from January 1, 2004 through October 26, 2004. We purchased plant and machinery of RMB 27.4 million and made a deposit of RMB 25.9 million for the acquisition of DMT production line during the period.

Net cash used in investing activities was RMB 233.0 million in 2003. Of our total investing cash outflow during the period, RMB 156 million was used to acquire and install the Brückner production line. The remainder of our investments during the period represent purchase of other property, plant and equipment.

Financing Activities

Net cash used in financing activities was RMB 11.1 million in the six month period ended June 30, 2006 as compared to RMB 24.8 million generated from financing activities during the six months ended June 30, 2005. The decrease in net cash generated from financing activities resulted from the higher level of net borrowings in the first six months of 2005, together with the payment of dividends in the 2005 period.

Net cash used in financing activities was RMB 10.6 million in 2005. This was attributable to the net proceeds received from new bank loans of RMB 47.5 million in 2005 (excluding the bank loans of RMB 199.6 million assumed upon purchase of Shandong Fuwei in October 2004), which was used to finance the capital expenditure in relation to the new production line and was offset by the payment of a dividend of RMB 26.3 million in 2005 and repayment of advance from related parties of RMB 30.0 million in 2005.

Net cash used in financing activities was RMB 14.5 million in the period from August 9, 2004 through December 31, 2004. This was mainly the result of RMB 15.5 million in dividends paid to our shareholders during the period.

Predecessor

Net cash generated from financing activities was RMB 43.6 million for the period from January 1, 2004 through October 26, 2004. This is attributable to proceeds from new short-term borrowings amounting to RMB 207.6 million to fund mainly the acquisition of the DMT production line, offset by the repayment of short-term bank loans of RMB 164 million during this period.

Net cash generated from financing activities was RMB 231.7 million in 2003 and was primarily due to a capital contribution from shareholders of RMB 91.0 million and proceeds from short term bank loans of RMB 156 million. The proceeds from the bank loans were mainly used to fund the acquisition of the Brückner production line.

Foreign Exchange Exposure

Translations

Our reporting currency is RMB. The functional currency of our operating subsidiary in the PRC is RMB and our operating subsidiary also maintains its books and records in RMB. Accordingly, we are not exposed to any material foreign currency translation effects.

Transactions

We are, to a certain extent, exposed to transaction foreign currency exposure arising from our operations in the PRC.

All of our revenue in 2003 was denominated in RMB. We began conducting part of our sales in foreign currency in 2004 with the commencement of our overseas sales business. In the periods from January 1, 2004 through October 26, 2004, August 9, 2004 through December 31, 2004, during 2005 and in the first half of 2006, approximately 97.7%, 81.3%, 87.9%, and 78.9%, respectively, of our revenue was denominated in RMB and the remainder was in US dollars. As all of our supplies are procured within the PRC, all of our purchases are denominated in RMB. All of our operating expenses are also denominated in RMB.

Our foreign currency exchange risk arises mainly from this mismatch between the currency of our sales, purchases and operating expenses. To the extent that our sales, purchases and operating expenses are not matched in exactly the same currency, we may be susceptible to foreign exchange exposure.

In addition, we also maintain a US dollars account with a financial institution for our US dollars receipts and US dollars payments. We may also incur foreign exchange gains or losses when we convert the US dollars balances into RMB.

Currently, we do not have a formal foreign currency hedging policy as our foreign exchange gains and losses in 2003, 2004 or 2005 were insignificant. Our management believes that it is more efficient for us to assess the hedging need of each transaction on a case-by-case basis. We will continue to monitor our foreign exchange exposure in the future and will consider hedging any material foreign exchange exposure should such need arise.

Capital Expenditures and Contractual Commitments

Capital Expenditures

Our capital expenditures in 2003, 2004 and 2005 and for the six months ended June 30, 2006 were as follows:

	Jan. 28, through Dec. 31, 2003	Jan. 1 through Oct. 26, 2004	Aug. 9 through Dec. 31, 2004	Year Ended Dec. 31, 2005	Six Months Ended June 30, 2006

		(RMB in thousands)
Buildings	37,343	1,046	—	—	—
Plant and equipment	139,934	27,381	119,730	1,412	5
Motor vehicles	648	501	—	433	—
Assets under construction	—	9,750	81	20,505	1,073
Others (computer and furniture fittings)	2,030	180	124	61	357
Total	179,955	38,858	119,935	22,411	1,435

Our capital expenditures in 2003 mainly relate to our acquisition of assets relating to the Brückner production line from Shandong Neo-Luck. Our capital expenditures in the periods from January 1, 2004 to October 26, 2004 and from August 9, 2004 through December 31, 2004 are mainly comprised of our acquisition of assets relating to the DMT production line from Shandong Neo-Luck. Our capital expenditures in 2005 mainly relate to our new production line.

The following table summarizes our contractual commitments as of June 30, 2006 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period
Contractual Commitments	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract(i)	152,120	35,120	117,000	—	—
Related party loans(ii)	89,362	89,362	—	—	—
Bank loans(iii)
Principal	240,030	240,030	—	—	—
Interest	5,145	5,145	—	—	—
Operating leases(iv)	568	231	337	—	—
				—	—
Total	487,225	369,888	117,337	—	—

——————

(i)

We anticipate the purchase of equipment would be financed by bank borrowings and internally generated funds from operations to the extent the net proceeds received from the offering are insufficient for this purpose.

(ii)

The outstanding loans from our controlling shareholders Apex Glory and Easebright were RMB70.6 million (US$8.8 million) and RMB 18.8 million (US$2.3 million) respectively at June 30, 2006. These loans did not require the payment of interest, nor did they have a fixed maturity and were therefore being treated as short-term liabilities. In connection with the offering, Apex Glory and Easebright converted the outstanding principal of such loans into our ordinary shares on November 23, 2006.

(iii)

We had short-term bank loans of RMB 240.0 million (US$30.0 million) at June 30, 2006, that are due at various times in the second half of 2006 and the first half of 2007. However, our principal lender has to date not required that we repay these loans upon their maturity and has confirmed its willingness to extend current lending commitments of approximately RMB 200.0 million (US$25.0 million) through December 31, 2007, although such confirmation does not constitute a new or amended loan agreements. We expect to formalize such extension in a new loan agreement with our lender following the consummation of this offering. We are obligated to repay amounts due under the existing loans upon their maturity in 2006. We then expect to enter into new agreements in accordance with our principal lender’s confirmation to extend funding commitments to the end of 2007. Therefore, we continue to classify the existing debts from our principal lender as short term. Our obligations under our existing loans have been mainly met through the cash flow from our operations and our financing activities. In the past, cash flow from operations has been sufficient to meet payment obligations and/or we have been able to extend our borrowings. In the event that our cash flows are insufficient to satisfy these obligations, we may consider additional bank loans, issuing bonds, or other forms of financing to satisfy our capital requirements.

(iv)

The interest expenses are estimated based on the interest rate of short-term borrowings adopted by People Bank of China on April 28, 2006 plus an estimated risk premium on borrowing.

(v)

The operating leases mainly relate to our rental of warehouse and staff quarters. The term of these leases typically ranges from 1 to 5 years, and are renewable, subject to renegotiation of terms, upon expiration. We intend to finance these operating leases from our cash flows from operations.

Off-Balance Sheet Arrangements and Contingent Liabilities

We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates is limited to the interest income generated by our cash deposited with banks and interest rate expense on our floating rate short-term borrowings.

Foreign Exchange Risk

As noted above, the Renminbi Yuan is our functional and reporting currency, although our overseas sales are denominated in US dollars. We do not believe that we have a material currency risk with regard to the Renminbi or the US dollar. We believe any potential adverse foreign exchange impacts on our operating assets may be offset by a potential favorable foreign exchange impact on our operating liabilities. To date, we not have engaged in any forward contracts to hedge against our foreign currency exposure.

Recent Accounting Pronouncements

SFAS No. 123 (revised). In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123R, Share-Based Payment, which requires companies to measure and recognize compensation expenses for all stock-based payments at fair value. We currently have not yet entered into any share-based payment arrangements that are within the scope of this statement.

SFAS No. 151. In November 2004, FASB issued SFAS No. 151, Inventory Costs – an amendment of ARB No. 43. This statement requires that amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the implication of this statement. Given that our production lines have generally reached the normal capacity and there were no idle production facilities in 2005, we do not expect the application of this statement to have a material effect on our consolidated financial statements.

FASB Interpretation No. 48. In July 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. We do not expect the adoption of FIN 48 to have a material impact on our consolidated financial statements.

SFAS No.157. In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements”. SFAS No.157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No.157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No.157 does not require any new fair value measurements. Under SFAS No.157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. Under SFAS No.157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No.157 is effective for financial statements issued by fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. We do not expect the adoption of SFAS No.157 to have a material impact on the consolidated financial statements.

Staff Accounting Bulletin No. 108. In September 2006 the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Company’s fiscal year ending December 31, 2006, with early application encouraged. We do not expect the adoption of SAB 108 to have a material impact on the consolidated financial statements.

BUSINESS

Overview

We develop, manufacture and distribute high quality plastic film using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). The film is light-weight, non-toxic, odorless, transparent, glossy, temperature and moisture-resistant, and retains high barrier resistance, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other applications. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. Our BOPET film is widely used in consumer based packaging (such as the food, pharmaceutical, cosmetics, tobacco and alcohol industries), imaging (such as masking film, printing plates and microfilms), electronics and electrical industries (such as wire and cable wrap, capacitors and motor insulation), as well as in magnetic products (such as audio and video tapes). We market our products under our brand name “Fuwei Films.”  Our customers include some of the world’s largest companies engaged in flexible packaging, including Alcan, Inc. of Canada. We also export our products to packaging customers and distributors in the US, Japan and Southeast Asia. The principal products we produce are namely:

•

Printing base film used in printing and lamination;

•

Stamping foil base film used for packaging of luxury items to increase the aesthetic presentation of the item;

•

Metallization film or aluminum plating base film used for vacuum aluminum plating for paper or flexible plastic lamination;

•

Laser holographic base film used as anti-counterfeit film for food, medicine, cosmetics, cigarettes and alcohol packaging;

•

Matte film used for printing, metallization, stamping and transfer metallization; and

•

High-gloss film used for aesthetically enhanced packaging purposes.

Since our establishment, all of our revenues have been derived from the sales of BOPET film, particularly our printing film, stamping film and metallization film which combined accounted for approximately 52.4% of our net revenues for the six months ended June 30, 2006, 68.8% of our net revenues in 2005 and 87.0% of our net revenues in 2004.

We currently operate two production lines. The first is a Brückner 6.3 m (in width) production line with an annual designed production capacity of 13,000 tons of BOPET film. The second is a DMT 6.7 m (in width) production line, which began trial production of co-extruded BOPET or CBOPET in November 2003 and has an annual designed production capacity of 16,100 tons of BOPET/CBOPET film. CBOPET is a type of BOPET film comprising two outer co-polymer layers made from materials different from materials used for the core layer. As of June 30, 2006, our manufacturing operations had a total annual designed production capacity of 27,400 tons of BOPET/CBOPET film based upon 7,500 production hours per annum.

We sell most of our BOPET film products to customers in the flexible packaging industry in the PRC in the eastern region of China. Our top five customers over the three years ended December 31, 2005 were Wuxi Klaser Technology Inc., DareGlobal Technologies Danyang Advanced Packing Material Branch (“DareGlobal”), Chengdu Nanguang Films Co. Ltd., PG Plastics Inc. and Zhengzhou Dongcheng Packaging Co., Ltd. Sales to DareGlobal accounted for 11%, 5%, and 4% in 2003, 2004 and 2005, respectively, while none of our other customers accounted for more than 5% of our total revenues in any such year. During the six-month period ended June 30, 2006, sales to Pilcher Hamilton Corp., a company based in the United States, accounted for 8% of our total revenues. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as the production of thick BOPET film products to be used in electrical and electronics industries. The BOPET products used by these industries are currently imported and are costly. We began marketing and selling our products overseas to customers and distributors mainly in the United States, Japan and Southeast Asia in the second half of 2004. In 2003, 2004, 2005 and the first half of 2006 our sales to our overseas customers constituted approximately 0%, 5.4%, 12.0% and 21.1%, respectively, of our total revenue.

Competitive Strengths

We believe that our competitive strengths have enabled us over the years to meet the needs of our customers and become a leading provider of BOPET film products in China. We also believe that our strengths will continue to help us grow in the BOPET film industry in both China and internationally. Our principal strengths include the following:

We have the capability to expand our product range and markets by introducing new products required by customers

We believe that our experience in the industry and personnel will enable us to continue to provide new BOPET film products required by customers. While other companies in our industry have also made significant advances in BOPET technology and production, we have introduced a variety of BOPET film products by developing and formulating our own blend of additives used in the production of BOPET film. In August 2003, we entered into a collaboration agreement with the Ha’rbin Institute of Technology, a leading university in the research of the polymer material field in China, to undertake joint initiatives for BOPET and other types of plastic films development. Under this collaboration agreement, the rights to any new product and technological developments belong to us. Our research and development team is headed by Dr. Bai Youngping, our Deputy General Manager (Research and Development), and comprises a total of eight technicians.

We have an established brand name and are recognized for our product quality in the PRC

Although our operating history is relatively short and our market presence is primarily in the PRC, our products are marketed under our brand name, “Fuwei Films.”  We believe that this brand name is well known in the BOPET film market in the PRC and, although our selling prices sometimes exceed those of our competitors, our products have achieved significant market acceptance because of its high quality and our superior customer service.

We manufacture high quality products that can be customized for our clients

We implement and enforce stringent quality controls on our production process and products. As part of our production process, we formulate different blends of PET resins and additives to produce film with specific properties for our customers based on their requirements. In the course of our business, we have improved on our own formulations, which we believe have resulted in quality products that meet our customers’ requirements. In the area of laser holographic film, for example, we believe that we had the largest share of that market in the PRC in 2005 and 2004, based upon publicly available information.

We have an experienced management team with extensive industry experience

Our management team is led by our Chairman and Chief Executive Officer, Mr. Xiaoan He who has more than ten years of related experience in the plastics and packaging industries. He has been instrumental in our operations, contributing his knowledge and experience in the industry. He has also established strong relationships with our various customers and suppliers. He is assisted by our executive officers, Mr. Xiaoming Wang and Dr. Yongping Bai who each have more than ten years of experience in industries related to the manufacturing and development of products in the PRC.

Our technical expertise and production facilities are advanced in the PRC

We consider our technical expertise and production facilities to be highly advanced with respect to the BOPET film industry in the PRC. Our first production line was German made and manufactured by Brückner. It is a 6.3 m (in width) production line with an annual designed production capacity of 13,000 tons of BOPET film. Our second production line was manufactured in France by DMT. It is a 6.7 m (in width) production line that has an annual designed production capacity of 16,100 tons of BOPET/CBOPET film. We believe that both of our production lines are state-of-the-art and enable us to provide high quality products and to compete effectively with our competitors.

Awards and Certifications

Our subsidiary, Shandong Fuwei, has received the following awards and certificates, each of which, we believe, is an indication of our achievements, the quality of our products and makes us more attractive to our potential customers and therefore a more competitive company both in the local and international markets:

Date	Award/Certificate	Issuing Authority

November 2003	High Technology Enterprise Certificate (1)	Shandong Province Science and Technology Committee
September 2004	ISO 9001:2000 Certificate(2)	China Certification Center for Quality Mark
January 2005	Top 50 Industrial Enterprises in 2004(3)	Weifang City local government

——————

(1)

This certificate was awarded by the local government in the Shandong Province as recognition of our commitment to utilize new technology to provide products to our customers and also awarded us a 15% beneficial tax rate.

(2)

ISO 9000 certification has become an international reference for quality management requirements in business-to-business dealings. This certification enables us to compete on many more markets around the world and provides our customers with assurances about our quality, safety and reliability.

(3)

This citation generates goodwill with the government officials in Weifang city.

We have been conducting International Organization for Standardization (ISO) 14001 environmental management program from the beginning of 2006, and we have been certified in July 2006.

Business Prospects

The PRC’s economy has been growing rapidly and is currently one of the world’s largest economies. Our directors believe that the PRC economy will continue to grow at largely the same pace for the foreseeable future, and in line therewith, the packaging industry in China. As BOPET film is a high-end flexible packaging material that is relatively newer than other forms of flexible packaging materials in the PRC, the uses, and therefore the market, for such material will continue to expand. As such we believe that the prospects for our industry continue to be good.

In addition, in line with the continued growth of the PRC economy, consumer affluence and spending in the most populous country in the world are expected to increase correspondingly and lead to the expansion of the consumer goods industry. As our products are used primarily in consumer-based industries such as the food, pharmaceutical, cosmetics, tobacco and alcohol industries, our directors believe the above factors will drive the growth in demand for our products in the PRC.

We have identified thick BOPET film (typically with a thickness of between 50 to 200 microns), which is mainly used in the electrical and electronics industries, as a key market segment for potential growth. With the expansion of the electrical and electronics industries in China, the market for thick BOPET film, used particularly in the manufacturing of thin film transistor-liquid crystal display (or TFT-LCD) screens, is also anticipated to increase significantly. Although there are BOPET manufacturers in the PRC that are able to produce BOPET film of such thickness, they generally operate small-scale production facilities, and we believe that generally their product quality is not able to meet requirements for high-end usage such as that for the manufacture of TFT-LCD screens. As a result, manufacturers of TFT-LCD screens requiring thick BOPET film generally obtain their supply from overseas.

Business Development Strategies

We believe we have the ability to increase our sales and expand our markets. To strengthen our market position, we intend to improve our product offerings. As manufacturers based in the PRC strive to reduce their costs in the face of competition, we believe that there will be greater demand for locally-produced BOPET film products to substitute more expensive imported products. We will also explore suitable opportunities to source for new customers and markets in the PRC and overseas.

Our future plans include:

Investment in a new BOPET production line

We have commenced construction of a new production line capable of producing BOPET film that is between 50 to 200 microns thick on our current premises at Weifang City, PRC. The BOPET film produced using this new production line is targeted at industrial use, for example, TFT-LCD screen films. We expect to penetrate into the electrical and electronics industry with such new product offerings. Such industries currently rely on expensive imports as PRC manufacturers do not currently possess such production capabilities. We expect our new BOPET film production line to begin commercial production by the end of the fourth quarter of 2007. The total investment for this new production line is expected to be approximately RMB 240 million (US$30 million), which we intend to finance through a combination of a portion of the net proceeds from this offering and borrowing of short-term secured debt.

Expansion into overseas markets and promotion of our products in the PRC

We believe that the overseas markets hold significant potential for future growth. We believe that our venture into the overseas markets which began in 2004 has been successful. Although we are not focused on any particular overseas market, we have identified North America as an area of potential growth. We plan to leverage and expand our presence in overseas markets, particularly North America, Japan and Southeast Asia through trade fairs and seminars that have an international and overseas focus and also plan to engage in advertising where we believe it would be effective. With our low manufacturing and labor costs compared to overseas manufacturers, we believe that with high quality products and competitive pricing, we can capture market share in the overseas market. As we believe that the domestic market for BOPET products (in particular, CBOPET products) have significant potential for growth, we also intend to engage in promotional activities in this area. Such activities include participating in relevant seminars and exhibitions, advertising and further developing customer relationships.

Investment in research and development

As we have a strong focus on research and development, we plan to continue to invest substantially in this area. We plan to invest in a small-scale production line for the purpose of conducting research and development. Such a production line may also be utilized for commercial production as and when the need arises. This new production line will be primarily used for research into the development of multiple-layer BOPET films. Using a dedicated production line of a smaller production scale will enable us to save costs and reduce waste during the process of development, particularly during test production. We also intend to expand our research and development team by hiring additional research personnel.

Our Products and Services

We are principally engaged in the manufacture and distribution of BOPET film. We began trial production of CBOPET film (a type of BOPET film which comprises three polymer layers) in or around November 2003. We currently produce BOPET films from our two production lines, with an aggregate annual designed production capacity of 29,100 tons with thicknesses varying between 8 - 125 microns.

BOPET is a high quality plastic film manufactured using the biaxial oriented stretch (transverse and machine direction) technique. Our advanced production process improves the physical properties of the plastic film such as its tensile strength, resistance to impact, resistance to tearing and malleability. The high dimensional stability of the film over a wide range of humidity and temperature fulfills the basic requirements for flexible packaging. The film is light-weight, non-toxic, odorless, transparent, glossy, moisture-resistant, and retains high barrier resistance, making it suitable for many forms of flexible packaging, printing, laminating, aluminum-plating and other processes. In addition, it retains high dielectric strength and volume resistance even at high temperatures, which are essential qualities for electrical and electronic uses. The three-layer structure of CBOPET gives the film added properties which enables us to develop high quality BOPET products.

BOPET film has been widely used in the packaging, imaging (such as masking film, printing plates and microfilms), electronics and electrical (such as wire and cable wrap, capacitors and motor insulation) industries, as well as in magnetic products (such as audio and video tapes). Due to its unique qualities, it is suitable for application in the food, pharmaceutical, cosmetics, tobacco, and alcohol industries and has become a popular choice as a flexible packaging material in these industries in recent years.

We market our products under our brand name “Fuwei Films.”  Our operations are based primarily in Shandong Province, the PRC, where we manufacture our products for sale to customers engaged in flexible packaging businesses in the PRC, in particular the eastern region. We also export our products to packaging customers and distributors mainly in the US, Japan and Southeast Asia.

Our BOPET film is mainly used in the flexible packaging industry for consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol. Our products may be sub-divided into five main categories constituting the following percentages of our total revenue for each of the twelve months ended 2004 and 2005 and the first six months of 2006:

Category	2004	2005	Six months Ended June 30, 2006

Printing film	40.7%	29.9%	21.6%
Stamping foil film	20.6%	27.4%	22.1%
Metallization film	25.7%	11.5%	8.7%
Special film	0.6%	13.9%	16.8%
Base film for other applications	12.4%	17.3%	30.8%

The above categorizes BOPET film products by application. Each of the above types of  BOPET film products can be single-layer (manufactured using the Brückner or DMT production line) or three-layer (manufactured using the DMT production line). For example, matte film, a type of special film, can be single-layer or three-layer. A three-layer matt film typically has a non-matt side and may be used for other applications without further processing.

Printing film

This is a high transparency film that is corona treated on one side to provide excellent adhesion to ink. This is primarily used in printing and lamination.

Stamping foil film

This is a film that displays excellent thermal stability and tensile strength and is used in metallized film and laser stamping foil and transfer.

Metallization film

This is an aluminum plating base film that displays good thermal stability and tensile strength and provides good adhesion between film and aluminum layer. This is mainly used for vacuum aluminum plating for paper or flexible plastic lamination.

Special film

We produce the following types of special film:

•

Laser holographic base film: A directly embossable film with high transparency, used as anti-counterfeit film and for aesthetics for food, medicine, cosmetics, cigarette and alcoholic packaging.

•

Matte film: Film with single or double matte surface, achieved by adding special additive to the base polymer, used for printing, metallization, stamping and transfer metallization.

•

High-gloss film: Film with high levels of reflection approaching a mirror-like surface, used for aesthetically-enhanced packaging purposes.

Production

Our operating subsidiary, Shandong Fuwei, currently operates two production lines. The first is a Brückner 6.3 m (in width) production line with an annual designed production capacity of 13,000 tons of BOPET film. The second is a DMT 6.7 m (in width) production line, which began trial production of CBOPET in November 2003 and has an annual designed production capacity of 16,100 tons of BOPET/CBOPET film. As of June 30, 2006, Shandong Fuwei has a total annual designed production capacity of 29,100 tons of BOPET/CBOPET film.

BOPET film is manufactured from polyethylene terephthalate (PET) resin, which is a petrochemical product. BOPET film is produced by melting the granulated PET resin and extruding it into a flat sheet. This sheet is stretched to 3.0 to 3.6 times its original length, and then horizontally to 3.6 times its width, before being heat-set and finally wound into reels. The orientation process (stretching during the application of heat) gives the film its mechanical strength, barrier and optical properties (clarity and gloss). Our Brückner production line comprises a single extruder which can produce single-layer BOPET film, whereas our DMT production line comprises one main extruder and two co-extruders which can produce CBOPET film comprising three layers, of which the core layer and the outer co-polymer layers are made of different materials. Depending on the additives used, the films produced have varying physical and chemical properties. The main steps of our manufacturing process involve:

Dosing and Mixing

PET resin is dosed and mixed with relevant additives to give it its desired characteristics. In the case of the production of our CBOPET film, the materials are dosed and mixed separately for each of the core and outer layers.

Extrusion/Co-extrusion

The mixed material is melted and plasticized to achieve the required homogenous state with the requisite characteristics and then it is filtered and transported to the die unit. Our DMT production line has one main extruder and two co-extruders to allow us to produce CBOPET film.

Die Casting

The respective mixed materials are extruded from the die unit which produces a flat layered cast sheet and casted on the chill roll which is cooled by the pinning system.

Machine Direction Orientation (vertical stretching)

The cast sheet is then heated and stretched by machine direction before annealing the cast sheet, which is a process of heat-setting so as to control the shrinkage of the sheet after the vertical stretching.

Transversal Direction Orientation (horizontal stretching)

After the machine direction stretching, the cast sheet is horizontally stretched before annealing again.

Pull Roll Station

The stretched sheet is trimmed and measured for thickness. For the production of base film for printing, the surface is treated by corona treatment. Corona treatment is the process which enables the BOPET film to become receptive to printing. At the pull roll station, continuous feedback on the thickness of the BOPET film is also relayed back to the die unit which therefore ensures consistency in the thickness of the BOPET film.

Winder

The final BOPET film is then wound up into metal rolls in the mill roll by the winder.

Slitter

The wound BOPET film is then unwound from the metal rolls, divided to the requisite width and length, and wound again into paper core for delivery to customers.

Inventory Management

Our warehousing facilities are located in the Shandong Province, PRC. Our total warehousing area is approximately 5,279 sq m. Our warehouses are guarded by security personnel and our inventories are covered under our insurance policies. As of June 30, 2006, our total inventories amounted to approximately RMB 20.1 million and our raw materials, work-in-progress, finished goods and consumables and spare parts made up approximately 57.1%, 8.9%, 32.4% and 1.6% of our inventories, respectively.

To ensure an accurate inventory record and to monitor our inventory aging, we conduct monthly stock counts. We typically maintain sufficient raw materials for two weeks’ production. For our finished goods, we typically manufacture such goods upon our receipt of orders. We adopt a first-in-first-out method of inventory control.

Our inventory turnover periods (in days) for 2003, 2004, 2005 and the first six months of 2006 were 73.2, 30.0, 30.2 and 24.2, respectively. Inventory turnover is calculated as 365 days (in the case of 2004 and 2005) or 184 days (in the case of 2003) or 181 days (in the case of 2006) times inventory at period/year end date divided by cost of sales in respect of the financial period/year.

There were no provisions for inventory obsolescence, inventory written off or inventory written down to net realizable value in 2003, 2004 and 2005. We expect our inventory level to vary in line with our sales volumes in 2006.

Manufacturing Facilities and Utilization Rates

Our existing manufacturing facilities have an aggregate gross built-up area of approximately 26,400 sq m. As of June 30, 2006, we have the following production lines:

Production Line	Designed Production Capacity	Estimated Remaining Life Span

Brückner Production Line	13,000 tons per annum	Approximately 11 years
DMT Production Line	16,100 tons per annum	Approximately 18 years

The designed production capacity as given by the manufacturer is determined based on the assumption of the production of a specific mix of BOPET films of varying thicknesses. As we typically produce 12 micron BOPET film, our operational production capacity (estimated by our management) for our Brückner production line and DMT production line are 13,300 tons per annum and 14,100 tons per annum respectively assuming 7,500 production hours per annum.

Our Brückner and DMT production lines have been in use since 1996 and 2003, respectively. Although they are estimated to have useful life spans of approximately 20 years, our depreciation policy for these production lines for the purposes of our financial statements is to depreciate them over 10 years on a straight line basis.

Our approximate annual production volumes and the average annual utilization rates for our facilities for 2003, 2004 and 2005 based on our estimated operational production capacities were as follows:

	Approximate Annual Production Volume (tons)			Average Annual Utilization Rate (%)
Production Line	2003	2004	2005	2003		2004	2005

Brückner Production Line	5,608	11,982	12,018	84.3%		90.1%	90.4%
DMT Production Line	897	11,381	11,689	76.3%	(1)	80.7	82.9%

——————

(1)

lower utilization rate was recorded as we were largely carrying out trial production from November 2003 to the earlier part of 2004 for our DMT production line.

There are currently no regulatory requirements that may materially affect the utilization rates of our property, plant and equipment. However, certain of the fixed assets relating to our production lines have been mortgaged in respect of certain of our bank loans as described under “Properties” for further details.

Quality Control

The quality and reliability of our products are essential for our continued success. We adopt strict measures for quality control in the entire production process of all our products, from the purchase and selection of raw materials, to each stage of the manufacturing processes and to the final inspection of the end products. Our quality control procedures were certified for ISO 9001:2000 compliance in September 2004.

As of June 30, 2006, our product inspection and quality control department, led by our Deputy General Manager (Research and Development), Dr. Yongping Bai, comprised 16 employees. We have one manager, one inspection supervisor, one quality control engineer, 12 end-product inspection technicians and one raw materials inspector. Members of our quality control departments have had relevant training in the area of quality control in accordance with ISO 9001:2000 procedures. Our product inspection and quality control department ensures that our production process, raw materials and end products are of the quality to our customers’ satisfaction. Only products which have been endorsed with our certified quality marks are delivered to our customers.

Raw Materials

We adopt and adhere to a set of quality inspection procedures and internal controls for the procurement, selection and quality checks of raw materials. Different types of checks are utilized for different categories of raw materials. Our suppliers are also required to meet our internal qualification criteria such as the quality and pricing of their suppliers, their ability to meet our requirements and timely delivery. We conduct batch inspections for raw materials delivered to us before they are accepted and stored in our warehouses. Defective materials are returned to our suppliers for necessary corrective action to ensure that such defects are not repeated. The raw materials are inspected again prior to selection for use in the production process.

Production Process

We have established standard operational procedures and implementation rules for each stage of the production process to ensure that our products comply with and adhere to our stringent quality control standards and that our productivity is optimized. We only permit employees who have undergone and completed the relevant training to work on our production lines. At each stage of the production process, our inspectors check and ensure that our production process complies with our quality standards, while our quality control department monitors and ensures that our products-in-process and final products comply with our internal and international standards of quality control by carrying out random sampling of the products.

End Products

To ensure that our products fulfill our quality criteria established by our product inspection and quality control department, our products undergo final quality inspection upon production, labeling and packaging. Our product inspection and quality control department continues to monitor and ensure that our products are properly handled and stored in our warehouses. Prior to delivery to our customers, our products are inspected one final time to ensure that they are in good condition and not damaged.

Maintenance

Our maintenance engineers regularly maintain and repair our machinery and equipment to ensure that they are in good working order and functioning properly. We also conduct periodic maintenance of all our machinery on a rotation basis. On an average basis, we replace our filters every 40 days and this replacement process takes about eight hours. We believe that because of our stringent maintenance policies, we have not faced any major disruptions in our production processes due to a breakdown or malfunction of our machinery and equipment. Our monthly average downtime for 2005 (primarily for maintenance) was less than 1.5% of our monthly production time.

For 2005, the rejection rates of our products were generally less than 2.0% of our total production volume. Defective or inferior products which do not fulfill our quality control standards are recycled. We ensure that these recycled products meet our customers’ quality standards and requirements before selling them to our customers.

New Products

By formulating our own blend of additives used in the production of BOPET film, we have introduced a variety of BOPET film products. The following are some of the new products for which commercial production has begun:

Product	Achievement

Laser holographic base film

Our laser holographic base film is a directly embossable BOPET film, ideal for holographic applications. This film eliminates the need to coat and prepare substrates for holographic embossing, thus reducing costs for our customers. It can be used for anti-counterfeit purposes and in packaging to help enhance the aesthetic perception of food, medicine, cosmetics, cigarettes and alcohol.

Single/double surface matte film

Our matte film is mainly used for aesthetically-enhanced packaging purposes. Our ability to produce single-sided matte films offers significant cost savings for our customers as the non-matte side of the film may be used for other applications without further processing.

Anti-counterfeit film	Our anti-counterfeit film changes color under ultraviolet rays. Accordingly, it is used for packaging branded products for anti-counterfeit purposes.
Chemical pretreated film	Our film is pretreated in-line and coated, which results in a strong adhesion to ink and aluminum.

New Product Development

We have also begun working on the following projects which are currently in the test production phase:

Product	Objectives	Commercialization Date

High-gloss film	We are researching to further improve the characteristics of our high-gloss film.	November 2006
Electrical insulation base film	This film is expected to retain a high insulating capacity and is suitable for use by the electrical insulation industry.	April 2007
High barrier film	We use nanotechnology to increase the film’s barrier properties. This film, when used in packaging, preserves the aroma of the products.	May 2007
Heat-transferring holographic base film	This film is expected to enable direct embossing and transfer of holographic images to other materials without coat and substrate.	Second half of 2007

We have applied for patents in respect of some of our new processes, technologies and systems used in our business and, as of June 30, 2006, these are pending approvals from the relevant PRC authorities. We do not believe that the denial of any of these applications will affect our ability to continue to manufacture our products on a competitive basis. As our operations expand internationally, we plan to evaluate the benefits of seeking international protection of our intellectual property in relevant markets. In addition to our patent applications, we seek to protect our proprietary know-how by subjecting our employees to confidentiality, non-compete and non-solicitation obligations via our labor contracts with them and restricting access to our research and development center and access to technology know-how to authorized personnel.

Our expenditure on research and development, excluding staff salaries and related expenses, in 2003, 2004 and 2005 and the first six months of 2006 were as follows (000’s):

	Jan. 28 through Dec. 31, 2003	Jan. 1 through Oct. 26, 2004	Aug. 9 through Dec. 31, 2004	Year Ended Dec. 31, 2005	Six months Ended June 30, 2006
	RMB	RMB	RMB	RMB	RMB

Research and Development Expenses	251	781	131	1,157	560

We view research and development as an essential part of our business. In the face of increasing competition, we increased our expenditure on research and development from 2004 to 2005, as we believe that higher investment in the development of new products and upgrading of existing products will enhance our ability to compete.

Sales, Marketing and Key Customers

As of June 30, 2006, our sales and marketing department comprised 18 employees in the domestic sales division and three employees in the international sales division. Our sales and marketing department is responsible for our market penetration, such as cultivating new customers and businesses, and market development such as developing existing accounts through better service support and customer relationship. In addition, we also conduct market research of the flexible packaging industry. Our Chairman and Chief Executive Officer, Mr. Xiaoan He is actively involved in overseeing and supervising our sales and marketing activities and often visits with our clients. We believe that Mr. He’s ability to leverage his many years of experience in the industry to attract new customers and contacts is valuable to our sales and marketing efforts.

Customers and Markets

Over the last two years, we have established good working relationships with our customers in the flexible packaging industry. Our products are mainly used in the packaging of consumer products such as those relating to processed foods, pharmaceutical products, cosmetics, tobacco and alcohol.

The majority of our domestic customers are located in the eastern region of the PRC. Our overseas customers are mostly based in the US, Japan and Southeast Asia. In 2005, sales from our domestic and overseas customers constituted approximately 88% and 12%, respectively, of our annual revenue. In the first half of 2006, sales from our overseas customers increased to approximately 21% of our total revenue. Although we are continuing to expand to international markets, as substantially all of our business is currently conducted in mainland China, we have not taken any action outside mainland China to protect our intellectual property. Please see the section entitled “Intellectual Property Rights” on page 65 for an explanation of the extent to which our products are dependent on intellectual property protection.

The following are our top five customers and their respective percentages of contribution to our total revenue for each of the years ended December 31, 2003, 2004 and 2005:

		Percentage of Total Revenue (%)
Name of Customer	2003	2004	2005

Wuxi Klaser Technology Inc.	0	0.1	3.7
DareGlobal Technologies Danyang Advanced Packing Material Branch	10.7	4.7	3.6
Chengdu Nanguang Films Co., Ltd.	0	0.8	3.5
PG Plastics Inc.	0	1.4	3.6
Zhengzhou Dongcheng Packaging Co., Ltd	4.6	4.3	3.4

Except for DareGlobal Technologies Danyang Advanced Packaging Material Branch, none of our customers accounted for more than 5% of our total revenue in any of the previous three years.

During the six-month period ended June 30, 2006, sales to Pilcher Hamilton Corp., a company based in the United States, accounted for 8% of our total revenues.

None of our directors or principal shareholders or any of their affiliates have any interest, direct or indirect, in any of our customers listed above.

Since the second half of 2004, we have begun the sale of specialized BOPET products. These products represented approximately 15% of our total revenue during the six months ended June 30, 2006.

Sales

Because of our broad range of product offerings and customers, our sales and marketing efforts are generally specific to a particular product, customer or geographic region. Our products are sold by our own direct sales force.

These salespeople, including our management, maintain close relationships with customers by paying visits to our customers from time to time to understand their needs, and to obtain their feedback and suggestions. Our sales personnel provide technical support to our customers when required. We also regularly invite our existing and potential customers to our manufacturing facilities for visits as we believe that such visits enable our customers to better understand our production processes and operations and also enhance our customers’ confidence in us.

We adopt a risk assessment model to our customer credit management system, and we offer different credit terms to our customers based on criteria such as working relationship, payment history, creditworthiness and their financial position. We offer our domestic customers credit terms of up to 45 days. Our international sales are settled via letters of credit, which generally have payment terms of between 30 and 60 days.

We offer a basic salary and commission package for our sales personnel. The scale for the commission payable is dependent on a number of factors such as sales completion targets, debt collection, credit rating of our customers, customer service rendered, customer feedback and development of new customers.

Customer Service

We place great emphasis on good, fast and effective pre-sales and after-sales customer support services. As such, all our sales personnel have undergone stringent training and have sufficient knowledge and understanding of our products. Our sales personnel are responsible for coordinating and providing after-sales services which include following through with our customers’ orders, maintaining relationships with our customers, handling complaints effectively, ensuring that our customers’ needs are met and understanding the future needs of our customers.

Marketing

We have the following marketing channels:

•

we regularly attend trade fairs and exhibitions as we believe that they serve as a good platform for us to exhibit our new products and expand our sales network. In addition, participation in seminars, fairs and exhibitions provides us with opportunities to network with our potential and existing customers and allows us to obtain up-to-date information on new products, market trends and consumer demand;

•

referrals from existing customers as well as business associates to generate sales leads; and

•

promotion via our corporate website. Information on our products and services are also found on our corporate website www.fuweifilms.com which allows us to reach out to potential domestic and overseas customers.

Our sales personnel also conduct PRC domestic and overseas market surveys and research. The statistics, findings and information obtained from such surveys and research are then passed on to our management and production department for their analysis on the demand for and supply of our products, which allows them to make adjustments to our production and sales targets as well as our marketing strategies.

Suppliers and Raw Materials

Suppliers

We purchase raw materials according to the relevant technical specifications and production requirements. We select our suppliers based on the following considerations and/or methods:

•

the consistency of the quality of raw materials supplied and any relevant certifications;

•

our inspection of the supplier’s quality control system;

•

positive feedback from the supplier’s other customers;

•

pricing of raw materials;

•

timely delivery of raw materials;

•

the supplier’s financial position and viability;

•

the service provided by the supplier;

•

qualifying suppliers by sample testing and batch purchasing of their raw materials; and

•

annual evaluation and review of our suppliers.

The following are the suppliers that supplied 5% or more of our purchases of raw materials for each of the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006:

		Percentage of total purchases (%)
Name of Supplier	Supply	2003	2004	2005	Six Months Ended June 30, 2006

Sinopec Yizheng	PET resin	74.1	63.4	66.6	68.5
Yizheng Tianbao Polyester Co., Ltd.	Additives	9.7	11.3	16.7	17.9
Zhuhai Yuhua Polyester Co., Ltd	PET resin and additives	9.4	17.3	5.3	2.3

We purchase the majority of our PET resin from Sinopec Yizheng as the quality of its supply of PET resin consistently meets our requirements. We currently have an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply us fixed quantities of PET resin monthly at the prevailing market prices, such supply agreement is renewable annually. We have not entered into any long-term supply contracts with any other supplier. Our purchases from Sinopec Yizheng are on a cash basis. Our other suppliers usually grant us credit terms of up to approximately 90 days. While we believe that there is only a limited number of suppliers of PET resin that can consistently meet our quality and quantity requirements on a timely basis, there are numerous PET resin suppliers in the PRC or overseas market from whom we may easily obtain PET resin, on a short-term basis, if necessary.

None of our directors or principal shareholders or any of their affiliates have any interest, direct or indirect, in any of our major suppliers mentioned above.

Raw Materials

The main raw materials that we purchase from our suppliers are as follows:

	Percentage of Total Purchases (%)
Raw Material	2005	Six Months Ended June 30, 2006	Country

PET resin	74.7	78.4	PRC
Additives	24.3	20.2	PRC
PET resin	1.0	1.4	Korea

The market prices of PET resin and additives may fluctuate due to changes in supply and demand conditions. Any sudden shortage of supply, or significant increase in demand, of PET resin and additives may result in higher market prices and thereby increase our costs of sales. The prices of PET resin and additives are, to a certain extent, affected by the price movement of crude oil. Though the price of the crude significantly increased globally in 2005, the actual demands of PET resins of China’s textile industry reduced, thus resulting in a decline in prices of PET resin and additives during 2005.

As we are unable to accurately predict the price movements of such raw materials and to minimize the impact of such price fluctuations on our cost, we generally purchase such raw materials in quantities sufficient for our production process for approximately two weeks. We may also adjust the prices of our end products, when appropriate, and pass such cost increase to our customers.

Competition

We face intense competition in the PRC plastic film industry. We believe that there are currently many plastic film manufacturers in the PRC and we expect further entrants into this market in the future. Among the flexible packaging industries, in particular those involving packaging of processed food and pharmaceutical products, the primary types of plastic films in the packaging products include BOPET, Biaxially oriented polypropylene (BOPP); and Biaxially oriented polyamide (BOPA).

The following table gives a general comparison of the key differences in the technical specifications and usage of the above types of plastic films.

Comparison of BOPP Film, BOPET Film and BOPA Film(1)

Features	BOPP	BOPET	BOPA

Water vapor barrier	Excellent	Fair	Poor
Gas barrier properties	Poor	Excellent	Excellent
Break down voltage	Poor	Excellent	Excellent
Machine-ability	Fair	Excellent	Excellent
Print-ability	Fair	Excellent	Fair
Suitability for Metallizing	Poor	Excellent	Fair
Density (gm/cc)	Low (0.91)	High (1.39)	Medium (1.15)
Tensile strength	Poor	Excellent	Excellent

——————

(1)

This comparison is based on the book of Biaxially Oriented Plastics Film, edited by Yanping Yin and published by China Chemical Press in August 1999.

The production of BOPET film in the PRC presents high barriers to entry such as requiring a large capital investment to acquire or manufacture a production line (approximately US$30 million) and to support productive research and development of new products, and the need for the services of experienced management and personnel with technical expertise. We believe that we are one of the few BOPET film manufacturers in the PRC with research and development capabilities and that these barriers to entry have enabled us to maintain our overall competitive position in the PRC BOPET film market.

We believe that the major competitive factors in our industry include:

•

research and development capability;

•

quality and reliability of products;

•

technical/manufacturing capability; and

•

industry reputation.

We believe that our major competitors in BOPET manufacturing are currently:

•

Dupont Hongji Films Foshan Co., Ltd;

•

Shanghai Zidong Chemical Plastic Co., Ltd; and

•

Yihua Toray Polyester Film Co., Ltd.

We believe that we have established a good reputation and management track record as a manufacturer of BOPET film and are able to offer quality products.

Based upon publicly available information regarding sales in 2005, the following table sets forth the percentage of the PRC market that we have for each of our products as compared to that of our largest competitor:

		2004 % of Market		2005 % of Market
Products	Fuwei	Dupont Hongji Films Foshan Co., Ltd	Fuwei	Dupont Hongji Films Foshan Co., Ltd

Metallization Film	16	12	3	8
Printing Film	16	20	9	15
Stamping Film	16	30	20	26
Matte Base Film	100	0	100	0
Holographic Film	100	0	100	0

Property

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 74,251 square meters in Weifang City, Shandong Province. The land at our facilities are covered by land use rights held by us. The land use rights for the land upon which our buildings and facilities are located have terms of 50 years, the earliest of which expires in November 2050. All of our research and development, manufacturing, warehousing and administrative functions are conducted at our corporate headquarters. The total gross floor area of production and other facilities owned by us is approximately 29,808 square meters. We own all the buildings and facilities on the premises. Our land use rights, buildings and facilities have been mortgaged to certain banks in the PRC for loans totaling RMB 235.9 million.

We are in the process of constructing our new production line located in Weifang Hi & New Technology Development Zone. We anticipate that this new production line will produce BOPET film that is between 50 to 200 microns thick. The BOPET film produced using this new production line is targeted at industrial use, for example, TFT-LCD screen films. We have already begun construction of a new facility to house this new production line and we estimate that we have completed approximately 20% of the construction of this facility. We expect this new BOPET film production line to begin commercial production by the end of the fourth quarter of 2007. The total investment for this new production line is expected to be approximately RMB 240 million, which we intend to finance through the use of a portion of the net proceeds from this offering and short-term secured borrowings.

Insurance

We have obtained property insurance against natural calamities (including fire) and theft of property, plant and equipment as well as inventory, basic social security insurance as well as employee medical and personal accident insurances for our employees. We believe that these insurance policies are sufficient for our planned business activities and intend to review our insurance coverage annually.

Intellectual Property Rights

We rely on copyright, patent, trademark and other intellectual property law, nondisclosure agreement and technical know-how to protect our intellectual property and proprietary rights. We enter into confidentiality and licensing agreements with our employees, suppliers and distributors. Our senior employees and employees who work in our research and development department and other technical departments are required to sign agreements acknowledging that we own the rights to all technology, inventions, trade secrets, works of authorship, developments and other processes generated in connection with their employment with us or their use of our resources or relating to our business or our property and that they must assign any ownership rights that they may claim in those works to us. As substantially all of our business is currently conducted in mainland China, we have not taken any action outside mainland China to protect our intellectual property.

As of the date of this prospectus, we have received four patents from, and have three patent applications pending with, the Patent Office of the National Intellectual Property Office of China with respect to our BOPET film technology. Two of these applications are not being used in our production process as they require expensive imported raw materials and, most importantly, they have been replaced by the films used in LCD and electronic products in the market.

We currently sell our products in the PRC under our brand “Fuwei Films.”  We have a pending application for the registration of the trademark “Fuwei Films” with the Trademark Bureau of the State Administration of Industry and Commerce in the PRC. We previously sold our products under the brand name “Neo-Luck” for which we own the trademark. All the rights accruing to the Neo-Luck trademark were transferred from Shandong Neo-Luck to Shandong Fuwei for a consideration of RMB362,400 by a transfer agreement dated July 20, 2003.

Our ability to compete in our markets and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. An infringement upon these rights may reduce or eliminate any competitive advantage we have developed, causing us to lose sales or otherwise harm our business. We are not aware of any infringement or unauthorized use of our intellectual property rights. We will take appropriate legal actions to protect our rights if there is any unauthorized use or infringement of our rights in the future. To date, we have not been sued for infringement of intellectual property rights by any third party.

Employees

As of June 30, 2006, we had a total of 243 full time employees. A breakdown of our employees by function as of the same date is set forth below:

Management and administrative	5
Research and development	9
Production	112
Accounting and Finance	5
Operation	50
Sales and marketing	21
Other	41
Total	243

As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC municipal governments in the areas where we operate. We have no obligation beyond the monthly contributions of 20% of basic staff salaries. Our contributions to the statutory retirement plans are charged to the consolidated profit and loss account as and when incurred.

In addition to the benefits that we are required to provide to our employees pursuant to PRC regulations, we also provide workplace accident insurance. The total amount of contributions we made to employee benefit plans and various staff insurance programs in 2003, 2004 and 2005 was RMB0.56 million, RMB1.73 million and RMB1.53 million (US$0.19 million), respectively.

None of our employees are currently unionized, but they have the statutory rights under the PRC laws to join or organize workers’ unions in China. We have not experienced any significant difficulty in recruiting employees nor have had any significant staff compensation or labor disputes. We consider our relations with our employees to be good.

We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with our company and for two years thereafter.

Staff Training

We believe in providing our employees with the necessary training to ensure that they are equipped with the right set of skills for proper job performance. We also place great emphasis on improving and upgrading our employees’ technical knowledge and skills in their respective fields. As such, employees in different departments or division are trained according to the requirements of each department or division. As an indication of the importance we attach to the training of each employee, we have put in place a training management system to organize all relevant training data for each of our employees, so as to manage staff training in a more professional manner. In addition to our in-house training, we send our employees for relevant training conducted externally.

In-house Training

All technical personnel involved in our production processes are required to undergo in-house operational training so as to familiarize themselves with our operational procedures, policies and practices prior to starting their jobs. We provide specific on-the-job training for our new employees for a period of between three to six months.

External Training

We send our management executives for external training conducted by professionals on various areas including production management, sales management and other relevant skills to enhance their capability. Our management executives also attend seminars conducted by professionals on various topics such as strategic management systems and industry research.

In addition, we also ensure that our production and technical employees obtain the necessary external training for our operations. We have in the past arranged for such external training conducted by the suppliers of our machines and will continue to do so from time to time as appropriate.

Legal Proceedings

We are not currently a party to any material litigation and are not aware of any pending or threatened material litigation.

Government Regulations

As June 30, 2006, our business operations in the PRC are not subject to any special legislation or regulatory controls other than those generally applicable to companies and businesses operating in the PRC. We believe that we have obtained all the necessary licenses and permits for our business operations in the PRC.

MANAGEMENT

Directors and Executive Officers

Name	Age	Position

Xiaoan He	44	Chairman and Chief Executive Officer and director
Lin Tang	35	Director and Chief Financial Officer
Tongju Zhou	49	Director
Mark E. Stulga	50	Independent Director
Xiaoming Wang	46	Deputy General Manager (Production)
Yongping Bai	38	Deputy General Manager (Research and Development)
Xiuyong Zhang	36	Deputy General Manager (Finance)
Bo Xu	43	Secretary

Xiaoan He has been the Chairman and Chief Executive Officer of our Company since 2005 and is responsible for the formulation and implementation of our business strategies and management of our business operations. Mr. He has gained more than ten years of management experience in the plastics and packaging industries in the PRC. From June 2004 to January 2005, Mr. He was our General Manager responsible for our daily operation and management. Prior to joining us as the General Manager in June 2004, Mr. He was the general manager of Suzhou Broadway Plastic Packaging Co., Ltd from 1996 to 2003. From 1990 to 1996, he was the vice general manager at Suzhou Xiangxuehai Freezer Co., Ltd and from 1983 to 1990, he was the vice general manager at Suzhou Marine Machinery Co., Ltd. Mr. He obtained his EMBA from the China Europe International Business School in 2003 and Bachelor in Engineering from the Shanghai Jiaotong University in 1983. Mr. He is also the Vice Chairman of the China Association of Manufacturers of Polyester Film (CANPEF).

Lin Tang has been our Chief Financial Officer and a director since May 2006. Prior to joining us as the CFO, Mrs. Tang was a partner of the Beijing Yongtuo CPA Firm from August 2000 to April 2006, and from January 1998 to July 2000, she was the Audit Mgr./Supervisor of Shandong Zhengyuan Hexin CPAs, Shandong. Mrs. Tang obtained her MBA from the Chinese University of Hong Kong and Tsinghua University.

Tongju Zhou has been director of our Company since April 2005. Prior to joining us as a Director in April, 2005, Mr. Zhou was the general manager of Weifang Neo-Luck (Group) Co., Ltd. during 2004 and prior to that he was the vice general manager from 1995 to 2004. Weifang Neo-Luck (Group) Co., Ltd. is a state-owned corporation. Weifang Neo-Luck owned 59% of Shandong Neo-Luck. Mr. Zhou obtained his Bachelor degree in Administration from PRC Central Party Learning Institute in 1995.

Mark E. Stulga has been a director of our Company since June 2006. Mr. Stulga has a broad range of diverse global experience with industrial products and performance materials, including packaging materials, paint coatings and resins, software and industrial equipment. Since January 2005, he has been the Chief Operating Officer of RPM Industries, Inc., a portfolio company of The Hillman Company, an industrial motor manufacturing and supply company that distributes pumps for proprietary applications for use in construction and mining equipment. Mr. Stulga has served as Managing Director for Six Sigma Capital, a company he formed to serve the private equity community with advisory and interim management services, from 2003-2005. From 2001 to 2003, Mr. Stulga was the Chief Executive Officer of GE ISIM, a division of General Electric Capital Corporation which manufactured vehicle simulators that were used for training emergency responders. From 1998 to 2001, Mr. Stulga worked for NLG Plastics, Inc., an affiliate of one of the Neo-Luck Group companies. Earlier in his career Mr. Stulga held senior positions at GE plastics and Illinois Tool Works. Mr. Stulga received his Bachelor degree from University of Pittsburgh in Political Science in 1980 and in 1987, he received his MBA in Finance from Wayne State University.

Xiaoming Wang has been our Deputy General Manager since January 2005 and is responsible for the management of our production facilities. Prior to joining us, Mr. Wang was the vice manager of Weifang Engine Manufacturing Co. from 1986 to 1998 and the deputy general manager of Shandong Neo-Luck from 1998 to 2003. Mr. Wang was certified as a professional economist by the Shandong Province Human Resources Committee in 2001 and obtained a certificate in Economics Management awarded by the PRC Central Party Learning Institute and obtained a certificate in Business Enterprises Operational Management from the Shandong Television University in 1986.

Yongping Bai has been a Deputy General Manager of our Company since January 2005 and is responsible for the management and operations of our research and development center. He joined us as a supervisor at our research and development center in 2003. Prior to joining us, Dr. Bai was the supervisor of the research and development department of Shandong Neo-Luck from 2000 to 2002. From 1995 to 2000, he was an associate professor at the Ha’rbin Institute of Technology and specialized in the high composite materials research center. Dr. Bai was conferred a Doctorate in Engineering from Ha’rbin Institute of Technology in 1996.

Xiuyong Zhang has been the Deputy General Manager of our Company since January 2005 and is responsible for the day-to-day management of our financial and taxation matters in the PRC. Prior to joining us as a director in July 2004, Mr. Zhang had accumulated more than 10 years of experience in accounting and financial work. Mr. Zhang was the vice-head of an audit firm, Shandong Zhengyuan Hexin Auditors, Weifang branch from 1999 to 2004. From 1991 to 1999, he was an accounting supervisor at the main office of the Weifang City Local Products Company. Mr. Zhang was jointly certified as a public valuer by the Ministry of Personnel and Ministry of Finance in the PRC in 2004. He was certified as an accounting professional by the Ministry of Finance of the PRC in 1997. He graduated in Financial Accounting from the Shandong Television University in 1996.

Mr. Bo Xu joined the Company in October 2006 and was appointed as the Secretary of the Company in December 2006. From 2002 to September 2006, he was the director of finance for Beijing Platinum Investment Co., Ltd. where he was in charge of accounting and finance. Prior to that, he was a finance manager at Weifang Wanyou Enterprise Co., Ltd. from 1993 to 2002. Mr. Xu received his bachelor in finance from Weifang Staff and Worker’s University in 1989.

None of our directors or officers are related to each other; and to the best of our knowledge and belief, there are no arrangements or understandings with any of our principal shareholders, customers, suppliers, or any other person, pursuant to which any of our directors or executive officers were appointed.

The business address of our directors and executive officers is No. 387 Dongming Road, Weifang Shandong, People’s Republic of China, Postal Code: 261061.

Board Practices

Our Articles provide that our board of directors shall consist of not less than two directors. Each director shall retire from office at least once every three years, but a director who is appointed by the board shall retire at the next annual general meeting of our Company following his appointment. A retiring director shall be eligible for re-election.

Board Committees

Upon completion of the offering, our board of directors will appoint an Audit Committee, Compensation Committee and a Corporate Governance and Nominating Committee, and will adopt charters for each of these committees. We plan to appoint one independent director to each of our committees upon completion of this offering. In accordance with the requirements of the NASDAQ Global Market, we plan to nominate new independent members to each of these committees so that they are comprised of a majority of independent directors within 90 days after, and entirely of independent directors within one year after, the consummation of this offering.

Audit Committee

Upon the completion of this offering, our audit committee will initially consist of Mark Stulga, Lin Tang and Tongju Zhou. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•

selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•

reviewing and approving all proposed related-party transactions;

•

discussing the annual audited financial statements with management and the independent auditors;

•

annually reviewing and reassessing the adequacy of our audit committee charter;

•

meeting separately and periodically with management and the independent auditors;

•

reviewing such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•

reporting regularly to the full board of directors.

Compensation Committee

Upon the completion of this offering our compensation committee will initially consist of Mark Stulga and will be responsible for, among other things:

•

reviewing and determining the compensation package for our senior executives;

•

reviewing and making recommendations to our board with respect to the compensation of our directors;

•

reviewing and approving officer and director indemnification and insurance matters;

•

reviewing and approving any employee loan in an amount equal to or greater than RMB 100,000; and

•

reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Upon the completion of this offering, our corporate governance and nominating committee will initially consist of Mark Stulga and will be responsible for, among other things:

•

identifying and recommending to the board nominees for election or re-election to the board;

•

making appointments to fill any vacancy on our board;

•

reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•

identifying and recommending to the board any director to serve as a member of the board’s committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•

monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands laws, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should read “Description of Share Capital – Differences in Corporate Law” for a more complete discussion of these matters.

Employment and Service Agreements

Directors

Mr. Xiaoan He has entered into a Service Agreement with us for an initial fixed period of three years (the “Initial Period”) commencing from April 27, 2005. Neither party can terminate the Service Agreement prior to the expiration of the Initial Period (except by mutual agreement and except as provided in the Service Agreement). The terms of service shall be renewed for successive periods of one year after the expiration of the Initial Period. The Service Agreement can be terminated by not less than three months’ notice in writing by either party to the Service Agreement (except that such notice of termination may not be given by Mr. He during the Initial Period). The Company shall have the option to pay Mr. He’s salary in lieu of any required period of notice of termination. Under the terms of the Service Agreement, Mr. He is entitled to an annual basic salary of RMB66,800. His annual salary may be revised at the discretion of the Compensation Committee. We may pay him a discretionary management bonus for any financial year, the payment and the amount of which are subject to the approval of the Compensation Committee. Mr. He may not vote on any resolution of the Board regarding the amount of bonus payable to him. Except for the payment in lieu of notice described above, there are no provisions for benefits for termination of employment of Mr. He under the Service Agreements.

We have also entered into an additional Employment Agreement as of April 27, 2005 with Mr. He for the position of Chief Executive Officer for a three year period effective one week after commencement of this Offering. It is expected that this agreement will replace Mr. He’s current Service Agreement as described above. Under this new agreement Mr. He’s annual basic salary will be RMB 960,000 and he will be eligible for a discretionary bonus. After the initial three year period, either party can terminate the Employment Agreement upon three months prior written notice or by paying the other party a sum equal to three months salary in lieu of such notice. The agreement may also be terminated by either party without prior notice or payment pursuant to the applicable provisions of the China Labor Law.

Executive Officers

Each of our executive officers, Xiaoming Wang, Yongping Bai, Xiuyong Zhang and Xu Bo, have entered into a service agreements (the “Service Agreements” and each a “Service Agreement”) with us. The term of service for the executive officers is also for an initial fixed period of three years (the “Initial Period”) commencing from March 1, 2006, or [     ], 2006 in the case of Mr. Bo. We may only terminate the Service Agreement prior to the expiration of the Initial Period (save by mutual agreement and except as provided in the Service Agreement) upon the occurrence of certain events including, without limitation, for cause, disability or personal bankruptcy. The term of service of each of our executive officers shall be renewed for successive periods of one year each after the expiration of the Initial Period. The Service Agreement can be terminated by not less than three months’ notice in writing served by either party to the Service Agreements (save that such notice of termination may not be given by the executive officers during the Initial Period). We shall have the option to pay the executive officer salary in lieu of any required period of notice of termination. Under the terms of their respective Service Agreements, each of Xiaoming Wang, Yongping Bai, Xiuyong Zhang and Xu Bo is entitled to an annual basic salary of RMB 38,300, RMB 72,000, RMB 36,800 and RMB [       ] respectively. Their annual salaries may be revised at the discretion of the Compensation Committee. We may pay them discretionary management bonuses for any financial year, the payment and the amount of which are subject to the approval of the Compensation Committee. Except for the payment in lieu of notice described above, there are no provisions for benefits for termination of employment of our executive officers under the Service Agreements.

Compensation of Directors and Executive Officers

All directors receive reimbursements from us for expenses which are necessary and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees. Our directors do not receive any compensation in their capacity as directors in addition to their salaries and other remunerations as members of our management team. We pay their expenses related to attending board meetings and participating in board functions.

The aggregate cash compensation and benefits that we paid to our directors and executive officers as a group (8 persons) for the year ended December 31, 2005 was approximately RMB [     ]. Under our current arrangements, the aggregate remuneration and benefits in kind which our directors and executive officers are entitled to receive in 2006 is expected to be approximately RMB1.2 million, excluding any discretionary bonuses which may be paid to the directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Share Option Plan

We plan to adopt a share option plan that is a share incentive plan, the purpose of which is to recognize and acknowledge the contributions the eligible participants had or may have made to our company. We do not plan to grant any share options prior to the closing of this offering. The share option plan will provide the eligible participants an opportunity to have a personal stake in our company with the view to achieving the following objectives:

•

motivate the eligible participants to optimize their performance efficiency for the benefit of our company; and

•

attract and retain or otherwise maintain an on-going business relationship with the eligible participants whose contributions are or will be beneficial to our long-term growth.

The maximum number of ordinary shares in respect of which options may be granted under this share option plan will not in the aggregate exceed 10% of the total number of ordinary shares issued and outstanding immediately following completion of this offering.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Pursuant to our memorandum and articles of association, our directors and officers, as well as any liquidator or trustee for the time being acting in relation to our affairs, will be indemnified and secured harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses that any of them or any of their heirs, executors or administrators may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duties in their respective offices or trusts. Accordingly, none of these indemnified persons will be answerable for the acts, receipts, neglects or defaults of each other; neither will they be answerable for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to us may have been lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us may be placed out or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts. This indemnity will not, however, extend to any fraud or dishonesty which may attach to any of said persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this prospectus for:

•

each person known to us to own beneficially more than 5% of our ordinary shares; and

•

each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this prospectus. Percentage of beneficial ownership is based on 8,750,000 ordinary shares outstanding prior to this offering and 12,500,000 ordinary shares outstanding after completion of this offering, and further assuming that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering (Assumes No Exercise of Over-Allotment Option)
	Number	Percent	Number	Percent

Executive Officers and Directors:
Xiaoan He	—	—	—	—
Lin Tang	—	—	—	—
Tongju Zhou(1)	1,837,497	21%	1,837,497	15%
Mark E. Stugla	—	—	—	—
Xiaoming Wang	—	—	—	—
Yongping Bai	—	—	—	—
Xiuyong Zhang	—	—	—	—
Xu Bo	—	—	—	—
All directors and executive officers as a group (8 persons)	1,837,497	21%	1,837,497	15%

5% Shareholders:
Apex Glory Holdings Limited(2)	6,912,503	79%	6,912,503	55%
Easebright Investments Limited(1)	1,837,497	21%	1,837,497	15%

——————

(1)

Easebright Investments Limited is a wholly-owned subsidiary of Goodsuccess Enterprises Ltd. Mr. Tongju Zhou and Mr. Duo Wang each own 50% of Goodsuccess Enterprises Ltd.

(2)

Apex Glory Holdings Limited is a wholly-owned subsidiary of Eastfaith Holdings Limited, a British Virgin Islands corporation. Mr. Jun Yin is the sole shareholder of Eastfaith Holdings Limited.

RELATED PARTY TRANSACTIONS

Our Related-Party Transaction Policies

We have conducted our related-party transactions on normal commercial terms that we believe are fair and reasonable and in the interests of our shareholders as a whole. We believe that the terms of our related-party transactions are comparable to the terms we could obtain from independent third parties. Subsequent to this offering, we expect that our related-party transactions will continue to be conducted on the same basis. However, upon completion of this offering, our related-party transactions will be subject to the review and approval of the audit committee of our board of directors.

Shareholders’ Loan Agreements

For the purpose of financing the acquisition of Shandong Fuwei, our wholly-owned PRC operating subsidiary, in October 2004, we borrowed from each of our principal shareholders Apex Glory Holdings Limited (“Apex”) and Easebright Investments Limited (“Easebright”) HK$67,830,000 and HK$18,020,000, respectively. These borrowings did not bear any interest. We then loaned HK$85,850,000, interest free, to our wholly-owned subsidiary Fuwei (BVI) and Fuwei (BVI) entered into a sale and purchase agreement with Shenghong Group Co., Ltd. and Shandong Baorui Investment Co., Ltd (“Shandong Baorui”), pursuant to which Fuwei (BVI) acquired the respective equity interest of Shenghong Group and Shandong Baorui in Shandong Fuwei for an aggregate consideration of RMB 91 million. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) and was converted into a wholly-foreign owned enterprise pursuant to PRC law. Tongju Zhou, a director, and Duo Wang each indirectly own 50% of Easebright and are both also officers and directors of Shandong Baorui. Jun Yin, the indirect sole shareholder of Apex, and Duo Wang own 17.5% and 4.6%, respectively, of Shandong Baorui. In connection with this offering, Apex and Easebright converted all outstanding shareholder loans into an aggregate of 1,135,231 ordinary shares on November 23, 2006. At June 30, 2006, the outstanding loans received from Apex Glory Holdings Limited and Easebright Investments Limited amounted to RMB 70,596,000 and RMB 18,766,000 respectively.

On October 28, 2005, Shandong Baorui guaranteed a one year loan to us by the Agricultural Bank of China in the principal amount of RMB 6,800,000. This loan bears interest at the rate of 7.254% per annum.

On October 27, 2004, Weifang Neo-Luck (Group) Co., Ltd. (“Weifang Neo-Luck”), an entity for which our director Tongju Zhou was the General Manager, collectively with two of its subsidiaries, guaranteed two one-year loans at 5.841% interest per annum from China Construction Bank and Agricultural Bank of China to the Shandong Fuwei totaling RMB 23,200,000. Also on October 27, 2004, Weifang Fuwah Hotel Co. Ltd. (“Fuwei Hotel”), an entity owned by Weifang Neo-Luck, guaranteed a one-year loan at 5.841% interest per annum to Shandong Fuwei from China Construction Bank totaling RMB 1,300,000.

During 2003, 2004 and 2005, we loaned funds to Weifang Neo-Luck that bore interest at the rate of 5.49% per annum. The highest amount outstanding on these advances during 2003, 2004 and 2005 was RMB 8.5 million, RMB 9.1 million and RMB 17.2 million, respectively. These funds have been fully repaid as of December 31, 2005.

Acquisition of Assets

In October of 2003, Shandong Fuwei acquired the assets relating to the Brückner production line through a public auction as a result of a default on several loans extended to affiliates of Shandong Neo-Luck Plastic Co., Ltd (“Shandong Neo-Luck”) by the Bank of China, Weifang city branch. Our current executive officers Xiamong Wang and Yongping Bai both acted as executive officers for Shandong Neo-Luck.

Due to ongoing financial difficulties, Shandong Neo-Luck was declared bankrupt by the Weifang Municipal People’s Court in the PRC in September 2004. The assets of Shandong Neo-Luck, consisting primarily of assets related to the DMT production line, were put up for public auction in accordance with the insolvency laws of the PRC on September 27, 2004. Beijing Baorui Guarantee Co., Ltd. (“Beijing Baorui”), purchased these assets for approximately RMB 34 million. Three months later, Beijing Baorui put these assets up for sale at public auction and Shandong Fuwei acquired them for approximately RMB 119 million. At the time of the acquisition by Beijing Baorui, Shandong Baorui held a 10% ownership in Shandong Fuwei and owned 80% of Beijing Baorui and at the time of the sale to Shandong Fuwei, Mr. Zhou and Mr. Wang indirectly controlled Shandong Fuwei through Easebright.

Other Related Party Transactions

During the periods/year ended 2004 and 2005 and the six-month period ended 2006, we respectively paid approximately RMB 231,000, RMB 201,000 and RMB 100,000 (US $12,509) to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff. Fuhua Material Management Co., Ltd. is an entity that is owned and controlled by Weifang Neo-Luck.

In 2004, we paid RMB 400,000 as a deposit for expenses relating to a conference we hosted at the facilities of Fuwah Hotel. Weifang Neo-Luck is the owner of Fuwah Hotel.

Prior to the acquisition of the Brückner production line through auction as described above, Shandong Fuwei paid a monthly rental of approximately RMB1,500,000 to Shandong Neo-Luck for the use of the Brückner production line for the period from July 2003 to September 2003.

Prior to the acquisition of the DMT production line through auction as described above, Shandong Fuwei paid Shandong Neo-Luck a sub-contracting fee at a rate of RMB 871.46 per ton for the use of the DMT production line.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 revision) of the Cayman Islands, or the Companies Law. We have filed copies of our complete memorandum and articles of association as exhibits to our registration statement of which this prospectus forms a part.

As of the date of this prospectus, our authorized share capital consisted of 20,000,000 ordinary shares, par value US$.129752 per share. As of the date of this prospectus, 8,750,000 ordinary shares were issued and outstanding, and no preference shares were issued and outstanding.

Ordinary Shares

We were incorporated under the laws of the Cayman Islands as an exempted company. A Cayman Islands exempted company:

•

is a company that conducts its business outside the Cayman Islands;

•

is exempted from certain requirements of the Companies Law, including the filing of any annual return of its shareholders with the Registrar of Companies or the Immigration Board;

•

does not have to make its register of shareholders open to inspection; and

•

may obtain an undertaking against the imposition of any future taxation.

The following summarizes the terms and provisions of our share capital upon the completion of this offering, as well as the material applicable laws of the Cayman Islands. This summary is not complete, and you should read our amended and restated memorandum and articles of association, filed as exhibits to the registration statement of which this prospectus is a part.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge

•

an act which is ultra vires or illegal;

•

an act which constitutes a fraud against the minority shareholder and the wrongdoers are themselves in control of us; and

•

an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Modification of Rights

Except with respect to share capital (as described below) alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•

increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•

consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have power to attach to unissued or new shares; and

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which, in the absence of any such determination in a general meeting, may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any form prescribed by the NASDAQ Global Market or in any other form which our directors may approve. You should note that, under Cayman Islands law, a person whose name is entered on the register of members will be deemed to be a member or shareholder of our company. We have designated American Stock Transfer & Trust Company as our share registrar. Under Cayman Islands law, a share certificate constitutes admissible evidence as proof of title of its holder to the shares specified on such certificate.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•

the instrument of transfer is in respect of only one class of shares;

•

the instrument of transfer is properly stamped (in circumstances where stamping is required);

•

in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•

a fee of such maximum sum as the NASDAQ Global Market may at any time determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with any requirements of the NASDAQ Global Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the NASDAQ Global Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, we may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or other moneys payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to any shareholder may be paid by check or warrant sent by mail addressed to the shareholder at his registered address, or addressed to such person and at such addresses as the shareholder may direct. Every check or warrant shall, unless the shareholder or joint shareholders otherwise direct, be made payable to the order of the shareholder or, in the case of joint shareholders, to the order of the shareholder whose name stands first on the register in respect of such shares, and shall be sent at their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed by shareholders for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed by shareholders after a period of six years from the date of declaration of such dividend may be forfeited and, if so forfeited, shall revert to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•

all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

•

we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•

we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the NASDAQ Global Market has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Issuance of Additional Ordinary Shares or Preference Shares

Subject to the Companies Law and the rules of the NASDAQ Global Market and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, our board of directors may issue additional ordinary shares from time to time as our board of directors determines, to the extent of available authorized but unissued shares and establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•

the designation of the series;

•

the number of shares of the series;

•

the dividend rights, conversion rights, voting rights; and

•

the rights and terms of redemption and liquidation preferences.

Subject to the foregoing, our board of directors may issue series of preference shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

We have applied to NASDAQ to have our ordinary shares listed on the NASDAQ Global Market. Although we believe that, upon completion of this offering, our ordinary shares will trade on NASDAQ Global Market, we cannot guaranty that we will be able to satisfy the NASDAQ criteria for listing or that we will be able to satisfy the listing maintenance requirements, in which case our ordinary shares could be subject to delisting.

Committees of Board of Directors

Pursuant to our amended and restated articles of association, our board of directors, upon completion of this offering, will establish an audit committee, a compensation committee and a corporate governance and nominating committee.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States, such as in the State of Delaware.

Duties and Directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•

a duty to act in good faith in the best interests of the company;

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a duty not to personally profit from opportunities that arise from the office of director;

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a duty to avoid conflicts of interest; and

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a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

In comparison, under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

Under Delaware law, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested Directors

There are no provisions under the Companies Law that require a director who is interested in a transaction entered into by a Cayman Islands company to disclose his interest. However, under our amended and restated memorandum and articles of association, our directors are required to do so, and in the event that they do not do so it may render such director liable to such company for any profit realized pursuant to such transaction.

In comparison, under Delaware law, such a transaction would not be voidable if (a) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (b) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (c) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote or such higher majority as is specified in the articles of association; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

In comparison, under Delaware law, unless otherwise provided in the corporation’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Unless otherwise provided in the corporation’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for shareholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose.

The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•

the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•

the shareholders have been fairly represented at the meeting in question;

•

the arrangement is such as a businessman would reasonably approve; and

•

the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

Cayman Islands laws do not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. corporations.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•

a company is acting or proposing to act illegally or beyond the scope of its authority;

•

the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•

those who control the company are perpetrating a “fraud on the minority.”

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of The Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for the indemnification of our directors, auditors and officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity may not extend to any matter in respect of any fraud or dishonesty which may attach to any of these persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors shall not be less than two and there shall be no maximum number of our directors unless our shareholders in general meeting otherwise determine a maximum number. Initially we have set our board of directors to have     directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. At each annual general meeting, one-third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation provided that every director shall be subject to retirement at least once every three years. Any vacancies on our board of directors or additions to the existing board of directors can be filled by an ordinary resolution of our shareholders or the affirmative vote of a majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time deemed necessary by any one of our directors. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our board of directors shall be competent to make lawful and binding decisions if a majority of the members of our board of directors are present or represented. At any meeting of our directors, each director is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Inspection of Corporate Records

Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the articles of association.

In comparison, under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholder Proposals

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the articles of association.

Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.

Approval of Corporate Matters by Written Consent

The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

In comparison, Delaware law permits shareholders to take action by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

Calling of Special Shareholders Meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

In comparison, Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association.

In comparison, Delaware law permits corporations to have a staggered board of directors.

Anti-takeover Provisions

Neither Cayman Islands nor Delaware law prevents companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals.

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company, or by way of withholding in whole or in part of any relevant payment as defined in Section 6 of the Tax Concessions Law.

The undertaking for us is for a period of twenty years from August 24, 2004.

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ordinary shares and you are for U.S. federal income tax purposes:

•

an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate whose income is subject to U.S. federal income tax regardless of its source;

•

a trust if  (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder, you will be considered a “Non-U.S. Holder.”  Non-U.S. Holders should consult the discussion below regarding the U.S. federal income tax consequences applicable to Non-U.S. Holders.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

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financial institutions or “financial services entities”;

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broker-dealers;

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traders in securities that elect to use a mark-to-market method of accounting;

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tax-exempt entities;

•

life insurance companies;

•

persons that actually or constructively own 10% or more of our voting stock;

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persons that hold ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•

persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

U.S. Holders

Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. Holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such a dividend generally is ordinary income that you must include in income when you receive the dividend, actually or constructively, and generally will constitute foreign source passive income for foreign tax credit purposes. Such dividend also will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent a distribution exceeds earnings and profits, it generally will be treated first as a return of capital to the extent of the U.S. Holder’s basis in the shares, and then as gain from the sale of a capital asset. We do not expect, however, to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles. As a result, the entire amount of any distribution paid by us to a U.S. Holder generally will be treated as a dividend.

With respect to noncorporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “Taxation of Disposition of Ordinary Shares” below) provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under recently published Internal Revenue Service (“IRS”) authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market. While we expect that our shares will be listed on the NASDAQ Global Market, U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

Taxation of Disposition of Ordinary Shares

Upon a sale or other taxable disposition of ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the shares.

Under current law, capital gains realized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains realized by non-corporate U.S. Holders are subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the shares exceeds one year. The deductibility of  capital losses is subject to limitations. Capital gain or loss realized by a U.S. Holder upon a disposition of shares generally will constitute income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

A foreign company is a passive foreign investment company, or PFIC, if 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company in which it is considered to own 25% or more of the ordinary shares by value, is passive income. Alternatively, a foreign company will be a PFIC if at least 50% of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which it is considered to own 25% or more of the ordinary shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets.

We expect that we will not be treated as a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Our actual PFIC status for any taxable year will not be determinable until after the end of the taxable year, and accordingly there can be no assurance that we will not be considered a PFIC for our current  or any future taxable year.

If we are a PFIC for any taxable year during which you hold ordinary shares, and you are a U.S. Holder that did not make a qualified electing fund (“QEF”) election or a mark-to-market election, as described below, you will be subject to special rules with respect to:

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any gain you realize on the sale or other disposition of your ordinary shares, and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxpayer year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares during the three preceding taxable years or, if shorter, your holding period for the ordinary shares).

Under these rules,

•

the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares,

•

the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•

the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•

the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

If we are a PFIC, you may avoid taxation under the rules described above by making a QEF election to include in income your share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a PFIC. However, you may make a QEF election only if we agree to provide certain tax information to you annually. At this time, we do not intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

Alternatively, if you own ordinary shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make a mark-to-market election, you generally will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares at the end of your taxable year over your adjusted basis in your ordinary shares. You also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares over their fair market value at the end of your taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Commission or on NASDAQ, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While we expect that our ordinary shares will be listed on the NASDAQ Global Market, U.S. Holders nonetheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our shares under their particular circumstances.

If you own ordinary shares during any year that we are a PFIC, you may have to file IRS Form 8621.

Non-U.S. Holders

If you are a Non-U.S. Holder, dividends paid to you in respect of our ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment or fixed base that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis.

In addition, you generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares unless such gain is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base that you maintain in the United States) or you are a national person who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met.

Dividends and gains that are effectively connected with your conduct of a trade or business in the United States (and, if applicable, attributable to a permanent establishment or fixed base that you maintain in the United States) generally will be subject to tax in the same manner as they would be if you were a U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for United States federal income tax purposes will apply to distributions made on the shares within the United States to a non-corporate U.S. Holder and on sales or other dispositions of the shares to or through a United States office of a broker by a non-corporate U.S. Holder. Payments made outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax at a rate of 28% will apply to distributions made on shares within the United States to a non-corporate U.S. Holder and on sales of shares to or through a United States office of a broker by a non-corporate U.S. Holder who:

•

fails to provide an accurate taxpayer identification number,

•

is notified by the IRS that backup withholding will be required, or

•

in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on the applicable duly executed IRS Form W-8 or by otherwise establishing an exemption.

Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement dated                            , 2006, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for which Maxim Group LLC, acting as the sole bookrunner and representative of the underwriters have severally, and not jointly, agreed to purchase on a firm commitment basis the number of ordinary shares offered in this offering set forth opposite their respective names below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Underwriters	Number of Shares

Maxim Group LLC
WR Hambrecht + Co, LLC
Chardan Capital Markets, LLC
Total

Nature of Underwriting Commitment

The underwriting agreement provides that the underwriters are committed to purchase all ordinary shares offered in this offering, other than those covered by the over-allotment option described below, if the underwriters purchase any of these securities. The underwriting agreement provides that the obligations of the underwriters to purchase the ordinary shares offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the ordinary shares, and to various other customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions of our counsel.

Pricing of Securities

The underwriters have advised us that they propose to offer the ordinary shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers that are members of the National Association of Securities Dealers, Inc., at such price less a concession not in excess of $   per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $   per share to certain brokers and dealers. After the offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriters. These prices should not be considered an indication of the actual value of the ordinary shares and are subject to change as a result of market conditions and other factors. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Prior to this offering, there was no public market for the ordinary shares. The initial public offering price of our ordinary shares was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the ordinary shares included:

•

the information in this prospectus and otherwise available to the underwriters;

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the history and the prospects for the industry in which we will compete;

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the ability of our management;

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the prospects for our future earnings;

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the present state of our development and our current financial condition;

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the general condition of the economy and the securities markets, both in the United States and China, at the time of this offering;

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the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

•

other factors as were deemed relevant.

We cannot be sure that the initial public offering price will correspond to the price at which our ordinary shares will trade in the public market following this offering or that an active trading market for the ordinary shares will develop and continue after this offering.

Commissions and Discounts

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

Total
	Per Share	Without Over- Allotment	With Over- Allotment

Public offering price
Underwriting discount
Corporate finance fee(1)
Non-accountable expense allowance(2)
Proceeds, before expenses, to us(3)

——————

(1)

As indicated in the table above, we have agreed to pay a corporate finance fee of       % of the gross proceeds of the offering to Maxim Group LLC for strategic and other advice in connection with the offering.

(2)

The non-accountable expense allowance is not payable with respect to the ordinary shares sold upon exercise of the underwriters’ over-allotment option. We have previously paid to Maxim Group a $100,000 advance towards the non-accountable expense allowance.

(3)

We estimate that the total expenses of this offering excluding the underwriting discount and the non-accountable expense allowance, will be approximately $1.8 million.

Over-Allotment Option

We have granted the underwriters an option, exercisable for 45 days after the date of this prospectus, to purchase up to 562,500 additional ordinary shares solely to cover over-allotments, if any, at the same price as the initial ordinary shares offered. If the underwriters fully exercise the over-allotment option, the total public offering price, underwriting discounts and proceeds (before expenses) to us will be $     , $    , and $    , respectively.

Purchase Option

We have agreed to issue to Maxim Group at the closing of this offering, a purchase option to purchase up to a total of 187,500 ordinary shares. The purchase price of the purchase option is $100.00. The ordinary shares issuable upon exercise of the purchase option are identical to those offered by this prospectus. The purchase option is exercisable at an exercise price equal to 115% of the initial offering price per ordinary share in this offering commencing six (6) months from the date of this prospectus and expiring five years from the date of this prospectus, additionally the purchase option may be exercised by the holder on a cashless basis. The purchase option and the ordinary shares underlying the purchase option may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective disposition thereof by any person for a period of six (6) months from the effective date of this offering except to officers and partners of the representatives and members of the selling group and or their respective officers and partners. The purchase option grants to holders demand and “piggy back” registration rights for a period of five years from the date of this prospectus with respect to the registration under the Securities Act of the ordinary shares issuable upon exercise of the purchase option. We will set aside and at all times have available a sufficient number of ordinary shares to be issued upon exercise of the purchase option. We will bear the fees and expenses attendant to one demand registration and an unlimited number of “piggy back” registrations and the holders will bear the fees and expenses attendant to one additional demand registration, except that in all cases underwriting commissions will be paid for by the holders themselves. The exercise price and number of ordinary shares issuable upon exercise of the purchase option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation.

Lock-ups

We have agreed with the underwriters that, without the prior written consent of Maxim Group, we will not: (1) for a period of six months following the closing of this offering, offer, sell or distribute any of our securities, other than pursuant to our employee stock option plans at the then fair market value, or pursuant to the terms of any securities exercisable or convertible into shares of our capital stock outstanding at the closing of this offering, and (2) for a period of 12 months following the closing of this offering, offer, sell or distribute any convertible securities convertible at a price that may, at the time of conversion, be less than the fair market value of our ordinary shares on the date of the original sale. For these purposes, the term “fair market value” means the greater of: (i) the average of the volume weighted average price of the our ordinary shares for each of the 10 trading days prior to the date of the original sale; and (ii) the last sale price of the ordinary shares, during normal operating hours, as reported on the NASDAQ Global Market, or any other exchange or electronic quotation system on which the ordinary shares are then listed.

In addition, each of our officers, directors and pre-IPO shareholders have agreed that, without the prior written consent of Maxim Group, they will not for a period of 9 months from the closing of this offering, offer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities, subject to customary exclusions, such as transfers to family members or affiliates. There are no agreements between the underwriters and any of our shareholders, optionholders or affiliates releasing them from these lock-up agreements as of the date hereof.

Maxim Group has no present intention to waive or shorten the lock-up periods described herein. Maxim Group’s determination to release all or any portion of the shares subject to the lock-up agreements will depend on several factors including, but not limited to, the market price of our ordinary shares and the general condition of the securities markets. However, Maxim Group’s decision to shorten the lock-up period is arbitrary and may not be based on any specific parameters.

Other Terms

We have agreed that, following the closing of this offering, Maxim Group shall have an irrevocable preferential right for a period of eighteen (18) months following the closing of this offering to purchase for its account or to sell for our account or any subsidiary of, or successor to, us, or any of our senior executives, officers and shareholders owning at least two percent (2%) of our ordinary shares, any of our securities or the securities of any of our subsidiaries or successors which we, or any of our subsidiaries or successors or any of our two percent (2%) or greater shareholders may seek to sell (other than sales of less than $10,000 worth of our ordinary shares by our two percent (2%) or greater shareholders through brokers in open market transactions during any consecutive three (3) month period), whether pursuant to registration under the Act or otherwise. We will, along with any of our subsidiaries or successors and our two percent (2%) or greater shareholders will consult the Maxim Group with regard to any such offering and will offer Maxim Group the opportunity to purchase or sell any such securities on terms not more favorable to the seller of such securities than it can secure elsewhere. If Maxim Group fails to accept in writing such offer within ten (10) business days after the receipt of a notice containing such offer by overnight mail addressed to the Maxim Group, then the Maxim Group shall have no further claim or right with respect to the proposal contained in such notice. If, however, the terms of such proposal are subsequently modified in any material respect, the preferential right referred to herein shall apply to such modified proposal as if the original proposal had not been made. Maxim Group’s failure to exercise its preferential right with respect to any particular proposal shall not affect its preferential rights relative to future proposals.

The underwriting agreement also provides that we will, for a period of no less than two years following the closing of this offering, use our best efforts to elect a designee of Maxim Group to serve as a member of our board of directors. In the event that Maxim Group does not exercise its right to have a designee elected to our board of directors, Maxim Group shall be entitled to have a representative of Maxim Group attend all meetings of our board, as an observer, and receive all notices and other correspondence and communications sent by us to members of our board of directors during the two year period following the closing of this offering. In the event that Maxim Group’s designee is elected to our board of directors, such designee shall be entitled to receive all fees, options and expense reimbursements as provided to the other members of our board of directors.

In addition, we have agreed pursuant to the underwriting agreement that during the two year period following the closing of this offering, our board of directors shall include at least one independent director (as defined in the rules that shall be applicable to the trading market of our securities) who shall be reasonably satisfactory to Maxim Group.

In connection with this offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of ordinary shares offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

We have agreed with the Maxim Group that we will use our best efforts to obtain key person life insurance in the amount of $2 million on the life of Xiaoan He, our Chief Executive Officer within 30 days from the completion of this offering. The life insurance policy must be issued by an insurer rated at least AA or better in the most recent edition of “Best’s Life Reports.” We have agreed to maintain such insurance in effect for a minimum period of three years and that we will be the sole beneficiary under this policy. The address of Maxim Group is 405 Lexington Avenue, New York, New York 10174.

Stabilization

Until the distribution of the ordinary shares offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and to purchase our ordinary shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Securities Exchange Act of 1934 that are intended to stabilize, maintain or otherwise affect the price of our ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•

Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ordinary shares in excess of the number of ordinary shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of ordinary shares that they may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares in the over-allotment option. The underwriters may close out any covered short position by either exercising its over-allotment option or purchasing ordinary shares in the open market.

•

Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more ordinary shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the ordinary shares originally sold by the selected dealer are purchased in a stabilizing covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of the ordinary shares. These transactions may occur on the NASDAQ

Global Market or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Foreign Regulatory Restrictions on Purchase of Ordinary Shares

We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of ordinary shares and the distribution of the prospectus outside the United States.

United Kingdom. In the United Kingdom, the ordinary shares offered by this prospectus are directed to and will only be available for purchase to a person who is an exempt person as referred to at paragraph (c) below and who warrants, represents and agrees that: (a) it has not offered or sold, will not offer or sell, any ordinary shares offered by this prospectus to any person in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of section 85 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”); and (b) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to the ordinary shares offered by this prospectus in, from or otherwise involving the United Kingdom; and (c) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“the Order”), being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director, officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above. Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Italy. This offering of the ordinary shares has not been cleared by Consob, the Italian Stock Exchange’s regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no ordinary shares may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the ordinary shares be distributed in Italy, except (1) to professional investors (operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the ordinary shares or distribution of copies of this prospectus or any other document relating to the ordinary shares in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Germany. The offering of the ordinary shares is not a public offering in the Federal Republic of Germany. The ordinary shares may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaudfspropsektgestz), as amended, and any other applicable German law. No application has been made under German law to publicly market the ordinary shares in or out of the Federal Republic of Germany. The ordinary shares are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The ordinary shares will only be available to persons who, by profession, trade or business, buy or sell shares for their own or a third party’s account.

France. The ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, to the public in France. This prospectus has not been or will not be submitted to the clearance procedure of the Autorité des Marchés Financiers, or the AMF, and may not be released or distributed to the public in France. Investors in France may only purchase the ordinary shares offered by this prospectus for their own account and in accordance with articles L. 411-1, L. 441-2 and L. 412-1 of the Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998, provided they are “qualified investors” within the meaning of said decree. Each French investor must represent in writing that it is a qualified investor within the meaning of the aforesaid decree. Any resale, directly or indirectly, to the public of the shares offered by this prospectus may be effected only in compliance with the above mentioned regulations.

“Les actions offertes par ce document d’information ne peuvent pas être, directement ou indirectement, offertes ou vendues au public en France. Ce document d’information n’a pas été ou ne sera pas soumis au visa de l’Autorité des Marchés Financiers et ne peut être diffusé ou distribué au public en France. Les investisseurs en France ne peuvent acheter les actions offertes par ce document d’information que pour leur compte propre et conformément aux articles L. 411-1, L. 441-2 et L. 412-1 du Code Monétaire et Financier et du décret no. 98-880 du 1 octobre 1998, sous réserve qu’ils soient des investisseurs qualifiés au sens du décret susvisé. Chaque investisseur doit déclarer par écrit qu’il est un investisseur qualifié au sens du décret susvisé. Toute revente, directe ou indirecte, des actions offertes par ce document d’information au public ne peut être effectuée que conformément à la réglementation susmentionnée.”

Switzerland. This prospectus may only be used by those persons to whom it has been directly handed out by the offeror or its designated distributors in connection with the offer described therein. The ordinary shares are only offered to those persons and/or entities directly solicited by the offeror or its designated distributors, and are not offered to the public in Switzerland. This prospectus constitutes neither a public offer in Switzerland nor an issue prospectus in accordance with the respective Swiss legislation, in particular but not limited to Article 652A Swiss Code Obligations. Accordingly, this prospectus may not be used in connection with any other offer, whether private or public and shall in particular not be distributed to the public in Switzerland.

Norway. This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997 as amended. This prospectus has not been approved or disapproved by, or registered with, neither the Oslo Stock Exchange nor the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly be distributed to other Norwegian potential investors than the addressees without the prior consent of Fuwei Films (Holdings) Co., Ltd.

Denmark. This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005 as amended from time to time or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by or filed with the Danish Financial Supervisory Authority or any other public authorities in Denmark. The offering of ordinary shares will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

Sweden. Neither this prospectus nor the ordinary shares offered hereunder have been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the ordinary shares offered hereunder be marketed or offered for sale in Sweden other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act. This prospectus may not be distributed to the public in Sweden and a Swedish recipient of the prospectus may not in any way forward the prospectus to the public in Sweden.

Hong Kong. The ordinary shares may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore. This prospectus has not been registered with the Monetary Authority of Singapore. Accordingly, the underwriters have not offered or sold any ordinary shares or caused the ordinary shares to be made the subject of an invitation for subscription or purchase and may not offer or sell any ordinary shares or cause the ordinary shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 257(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The underwriters will notify (whether through the distribution of the prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased ordinary shares from or through that underwriter, namely a person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ordinary shares under Section 275, except:

(3)

to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(4)

where no consideration is given for the transfer; or

(5)

by operation of law.

People’s Republic of China. This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the People’s Republic of China. The ordinary shares may not be offered or sold, directly or indirectly, in the People’s Republic of China. For the purposes of this paragraph, the People’s Republic of China excludes Hong Kong, Macau and Taiwan.

Cayman Islands. This prospectus does not constitute a public offering of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands.

Japan. The ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan. The underwriters have not offered or sold, and may not offer or sell, directly or indirectly, any ordinary shares in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•

pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•

in compliance with the other relevant laws and regulations of Japan.

Indemnification

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

LEGAL MATTERS

The validity of the ordinary shares and other legal matters in connection with this offering with respect to Cayman Island law will be passed upon for us by Conyers, Dill & Pearman. Legal matters with respect to United States law will be passed upon for us by Loeb & Loeb LLP, New York, New York. Richardson & Patel LLP, New York, New York, has acted as counsel to the underwriters in this offering.

EXPERTS

The audited financial statements of Fuwei Films (Shandong) Co., Ltd for the period January 28, 2003 to December 31, 2003 and the period January 1, 2004 to October 26, 2004, and the audited consolidated financial statements of Fuwei Films (Holdings) Co., Ltd for the period August 9, 2004 to December 31, 2004 and the year ended as of December 31, 2005, have been included herein and in the registration statement in reliance upon the reports of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2005, consolidated financial statements contains an explanatory paragraph that states that on May 8, 2006, Apex Glory Holdings and Easebright Investments approved to convert their outstanding loans to the Company of RMB70,596,000 and RMB18,766,000, respectively, into ordinary shares of the Company; on November 23, 2006, the outstanding loans from Apex Glory Holdings and Easebright Investments were converted into 896,833 and 238,398 ordinary shares of the Company, respectively.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

U.S. Securities and Exchange Commission registration fee	$5,815
National Association of Securities Dealers filing fee	5,934
NASDAQ listing fee	105,000
Blue sky fees and expenses	5,000
Legal fees and expenses	781,250
Accounting fees and expenses	686,000
Printing fees	20,000
Transfer agent and registrar fees	10,800
Other fees and expenses	180,201
Total	$1,800,000

All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee, the NASDAQ listing fee and the NASD filing fee.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our ordinary shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and about the ordinary shares, you should refer to our registration statement and its exhibits. This prospectus summarizes the content of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

Upon the completion of this offering, we will become subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers and will file reports, including annual reports on Form 20-F, and other information with the SEC. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. You may read and copy any document we file with the SEC at the SEC’s

Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd. and subsidiaries

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005	F-3
Consolidated Statements of Income and Comprehensive Income for the period from August 9, 2004 (date of incorporation) to December 31, 2004 and the Year Ended December 31, 2005	F-4
Consolidated Statements of Shareholders’ Equity for the period from August 9, 2004 (date of incorporation) to December 31, 2004 and the Year Ended December 31, 2005	F-5
Consolidated Statements of Cash Flows for the period from August 9, 2004 (date of incorporation) to December 31, 2004 and the Year Ended December 31, 2005	F-6 – 7
Notes to the Consolidated Financial Statements December 31, 2004 and 2005	F-8 – 31

Unaudited Condensed Consolidated Financial Statements of Fuwei Films (Holdings) Co., Ltd and subsidiaries

Condensed Consolidated Balance Sheets as of December 31, 2005 and June 30, 2006	F-32
Condensed Consolidated Statements of Income for the Six-Month Periods Ended June 30, 2006 and 2005	F-33
Condensed Consolidated Statements of Shareholders’ Equity for the Six-Month Periods Ended June 30, 2006 and 2005	F-34
Condensed Consolidated Statements of Cash Flows for the Six-Month Periods Ended June 30, 2006 and 2005	F-35
Notes to the Condensed Consolidated Financial Statements	F-36 – 45

Audited Consolidated Financial Statements of Fuwei Films (Shandong) Co., Ltd

Report of Independent Registered Public Accounting Firm	F-46
Balance Sheets as of December 31, 2003 and October 26, 2004	F-47
Statements of Income for the Periods from January 28, 2003 (date of incorporation) to December 31, 2003 and January 1, 2004 to October 26, 2004	F-48
Statements of Shareholders’ Equity for the Periods from January 28, 2003 (date of incorporation) to December 31, 2003 and January 1, 2004 to October 26, 2004	F-49
Statements of Cash Flows for the Periods from January 28, 2003 (date of incorporation) to December 31, 2003 and January 1, 2004 to October 26, 2004	F-50
Notes to the Financial Statements December 31, 2003 and October 26, 2004	F-51 – 64

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Fuwei Films (Holdings) Co., Ltd:

We have audited the accompanying consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2004 and 2005, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the period from August 9, 2004 (date of incorporation) to December 31, 2004, and the year ended December 31, 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Holdings) Co., Ltd and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the period August 9, 2004 to December 31, 2004, and the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As further described in Note 28 to the consolidated financial statements, on May 8, 2006, Apex Glory Holdings Limited and Easebright Investments Limited approved to convert their outstanding loans to the Company of RMB70,596,000 and RMB18,766,000, respectively, into ordinary shares of the Company. On November 23, 2006, the outstanding loans from Apex Glory Holdings Limited and Easebright Investments Limited were converted into 896,833 and 238,398 ordinary shares of the Company, respectively.

The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 4(b) to the consolidated financial statements.

/s/ KPMG

Hong Kong, China

June 28, 2006, except as to the fifth paragraph in Note 4(b), which is as of June 30, 2006, and Notes 4 (p), 4(t) and 28(c), which are as of November 23, 2006.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2004 and December 31, 2005
(amounts in thousands, except share and per share data)

	Note		2004	2005	2005
			RMB	RMB	US$

ASSETS
Current assets
Cash			5,903	7,427	929
Accounts receivable, net	5		25,460	46,129	5,770
Inventories	6		18,032	24,887	3,113
Prepayments and other receivables	7		17,757	12,977	1,623
Deferred expenses	8		—	1,785	223
Amounts due from related parties	22	(b)	5,136	—	—
Deferred tax assets	21		—	144	18
Total current assets			72,288	93,349	11,676

Property, plant and equipment, net	9		304,600	303,596	37,977
Lease prepayments	10		17,982	17,590	2,200
Deposits for purchase of property, plant and equipment			—	13,900	1,739
Intangible asset, net	11		254	181	23
Goodwill	12		10,276	10,276	1,285
Deferred tax assets	21		1,605	1,469	184
Total assets			407,005	440,361	55,084

LIABILITIES

Current liabilities
Short-term bank loans	13		200,590	248,046	31,028
Accounts payable			11,657	10,613	1,328
Accrued expenses and other payables	15		33,260	19,380	2,424
Amounts due to related parties	22	(b)	121,082	89,362	11,178
Dividend payable			26,265	—	—
Deferred tax liabilities	21		51	—	—

Total liabilities			392,905	367,401	45,958

Shareholders’ equity	16
Ordinary shares US$1 par value; 50,000 shares authorized; 771 issued and outstanding as of December 31, 2004 and 2005			1	1	—
Statutory reserves			3,098	11,834	1,480
Accumulated other comprehensive income			—	1,732	217
Retained earnings			11,001	59,393	7,429
Total shareholders’ equity			14,100	72,960	9,126
Total liabilities and shareholders’ equity			407,005	440,361	55,084

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the period from August 9, 2004 (date of incorporation) to December 31, 2004 and the Year Ended December 31, 2005
(amounts in thousands, except per share data)

	Note	2004	2005	2005
		RMB	RMB	US$

Revenues	17	81,364	346,205	43,306
Cost of goods sold	18, 19	(64,038)	(259,090)	(32,409)

Gross profit		17,326	87,115	10,897

Operating expenses
Distribution expenses	18, 19	(2,593)	(10,517)	(1,315)
Administrative expenses	18	(2,330)	(10,599)	(1,326)

Total operating expenses		(4,923)	(21,116)	(2,641)

Operating income		12,403	65,999	8,256

Other income/(expense)
Interest income		179	863	108
Interest expense	20	(1,370)	(13,747)	(1,720)
Sales of scrap materials		2,599	3,596	450
Others		—	358	45

Total other income/(expense)		1,408	(8,930)	(1,117)

Income before income tax benefit		13,811	57,069	7,139
Income tax benefit	21	288	59	7

Net income		14,099	57,128	7,146

Other comprehensive income
Foreign currency translation adjustments		—	1,732	217

Comprehensive income		14,099	58,860	7,363

Earnings per share (basic and diluted)	28(c)	18,287	74,096	9,268

Unaudited pro forma basic and diluted earnings per share giving effect to the conversion of shareholders’ loans	4(t)		6.53	0.82

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the period from August 9, 2004 (date of incorporation) to December 31, 2004 and the Year Ended December 31, 2005
(amounts in thousands, except share data)

	Note	Ordinary shares		Statutory Reserve	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders’ Equity
		Number of Shares	Amount
			RMB	RMB	RMB	RMB	RMB

Balance as of August 9, 2004	16	—	—	—	—	—	—

Issue of new shares		771	1	—	—	—	1
Net income		—	—	—	—	14,099	14,099
Appropriation to statutory reserves	16	—	—	3,098	—	(3,098)	—

Balance as of December 31, 2004		771	1	3,098	—	11,001	14,100
Foreign currency translation adjustment		—	—	—	1,732	—	1,732
Net income		—	—	—	—	57,128	57,128
Appropriation to statutory reserves	16	—	—	8,736	—	(8,736)	—

Balance as of December 31, 2005		771	1	11,834	1,732	59,393	72,960

Balance as of December 31, 2005 – US$		—	—	1,480	217	7,429	9,126

See accompanying notes to the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the period from August 9, 2004 (date of incorporation) to December 31, 2004 and the Year Ended December 31, 2005
(amounts in thousands)

	2004	2005	2005
	RMB	RMB	US$

Cash flow from operating activities
Net income	14,099	57,128	7,146
Adjustments to reconcile net income to net cash (used in)/provided by operating activities
Loss/(gain) on disposal of property, plant and equipment	18	(32)	(4)
Depreciation of property, plant and equipment	2,574	23,337	2,919
Amortization of lease prepayments and intangible assets	115	465	58
Deferred income taxes	(288)	(59)	(7)
Bad debt expense	1,008	1,007	126
Foreign currency exchange loss	—	1	—
Changes in operating assets and liabilities, net of effect of purchase of Shandong Fuwei
Accounts receivable	13,074	(21,676)	(2,712)
Inventories	13,294	(6,855)	(857)
Prepaid expenses and other current assets	(10,252)	4,780	598
Accounts payable	(1,578)	(1,044)	(131)
Accrued expenses and other payables	23,328	(13,880)	(1,736)
Amounts due from related parties	5,485	415	52
Net cash provided by operating activities	60,877	43,587	5,452

Cash flow from investing activities
Purchases of property, plant and equipment	(57,081)	(22,411)	(2,803)
Cash acquired from purchase of Shandong Fuwei	12,144	—	—
Deposits paid for purchase of property, plant and equipment	—	(13,900)	(1,739)
Proceeds from sale of property, plant and equipment	23	111	14
Collection of amounts due from related parties	4,450	4,721	591
Net cash used in investing activities	(40,464)	(31,479)	(3,937)

Cash flow from financing activities
Issuance of share capital	1	—	—
Principal payments of short-term bank loans	—	(252,600)	(31,598)
Proceeds from short-term bank loans	990	300,056	37,534
Repayments of loans payable to related parties	—	(29,989)	(3,751)
Payments of expenses relating to the proposed offering	—	(1,785)	(223)
Dividends paid	(15,501)	(26,265)	(3,286)

Net cash used in financing activities	(14,510)	(10,583)	(1,324)

Effect of foreign exchange rate changes	—	(1)	—
Net increase in cash	5,903	1,524	191

Cash
At beginning of period/year	—	5,903	738
At end of year	5,903	7,427	929

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the period from August 9, 2004 (date of incorporation) to December 31, 2004 and the Year Ended December 31, 2005
(amounts in thousands)

	2004	2005	2005
	RMB	RMB	US$

Supplemental disclosure of cash flow information
Cash paid during the period/year for interest expense	1,405	14,899	1,864

Supplemental disclosure of non-cash investing and financing activity:

The acquisition of Shandong Fuwei on October 27, 2004, for RMB91,093 was financed entirely with loans from the related parties (see Note 22(b)(v)). In conjunction with this acquisition, assets were acquired and liabilities were assumed as follows:

RMB

Fair value of assets acquired, including cash of RMB12,144	386,536
Purchase consideration in the form of amounts due to related parties	(91,093)
Liabilities assumed	295,443

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(1) Principal Activities and Reorganization

Fuwei Films (Holdings) Co., Ltd (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Shandong Fuwei.

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Group.

The Group was established by certain members of the former management team and employees (the “Group Founders”) of Shandong Neo-Luck Plastics Co., Ltd (“Shandong Neo-Luck”), a company owned 59% by a PRC state-owned enterprise. Prior to filing for bankruptcy protection on September 24, 2004, Shandong Neo-Luck was engaged in the business of BOPET film production. Certain production-related assets of Shandong Neo-Luck which had previously been mortgaged to the Bank of  China, Weifang City branch (the “Mortgagee Bank”) as security for several loans extended to Shandong Neo-Luck’s affiliates were acquired through public auction by Fuwei Films (Shandong) Co., Ltd (“Shandong Fuwei”) on October 9, 2003 for RMB156,000 as a result of the borrowers default on various bank loans. Shandong Fuwei, established in the PRC on January 28, 2003 as a limited liability company, commenced its operations in July 2003. The principal activities of Shandong Fuwei are those relating to the design, production and distribution of plastic flexible packaging materials. Shandong Neo-Luck was subsequently declared bankrupt by the Weifang Municipal People’s Court in the PRC on September 24, 2004.

Through its intermediate holding company, Fuwei (BVI), the Company acquired a 100% ownership interest in Shandong Fuwei on October 27, 2004 for a purchase price of RMB91,093. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) effective October 27, 2004. On December 25, 2004, Shandong Fuwei acquired additional production-related assets through public auction that were formerly owned by Shandong Neo-Luck for RMB119,280. Shandong Fuwei was converted into a wholly-foreign owned enterprise in the PRC on January 5, 2005, with a registered capital of US$11,000.

(2) Liquidity

As of December 31, 2005, the Group had a working capital deficit of approximately RMB274,052 (US$34,282) and had short-term bank loans of RMB248,046 (US$31,028) that are due at various times in 2006. In preparing these consolidated financial statements, management has considered the future liquidity of the Group in view of its working capital deficit. The Group has actively negotiated with its principal lenders extensions of existing loan agreements coming due in 2006. In this connection, management has received a confirmation from the Group’s principal lender to extend current funding commitments of RMB 205,500 through December 31, 2007. Management believes that its current cash on hand, expected cash flow to be generated from operations and proceeds from expected bank borrowings will be sufficient to meet the Group’s anticipated cash obligations, including cash needs for repayment of financing, working capital, capital expenditures and research and development expenditures. Accordingly, these consolidated financial statements have been prepared on the basis that the Group will be able to continue as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if the Group were unable to continue as a going concern. The assumption is premised on future events, the outcome of which is inherently uncertain.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(3) Basis of Presentation

The Group’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Because the Company and Fuwei BVI were under common control, the Company’s acquisition of Fuwei BVI on August 20, 2004 has been accounted for in a manner similar to a pooling-of-interests. Consequently, the consolidated financial statements of the Company include the accounts of Fuwei BVI at their historical amounts. Furthermore, the consolidated financial statements recognize the recapitalization and acquisition retroactively, as if the acquisition occurred as of the beginning of the earliest period presented.

The acquisition of Shandong Fuwei by Fuwei BVI on October 27, 2004 has been accounted for as a purchase business combination. Consequently, the consolidated financial statements of the Company include the financial statements and results of the Shandong Fuwei from October 27, 2004.

This basis of accounting differs in certain material respects from that used in the preparation of the books of account of Shandong Fuwei, the Company’s principal subsidiary, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of its domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with US GAAP.

(4) Summary of Significant Accounting Policies and Practices

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and  its two subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Foreign Currency Transactions

The Group’s reporting currency is the Renminbi (“RMB”).

The financial records of the Company and Fuwei (BVI) are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of the U.S. dollar against the RMB was adjusted from approximately RMB 8.28 per U.S. dollar on July 20, 2005 to RMB 8.11 per U.S. dollar on July 21, 2005.

For the convenience of the readers, the 2005 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB 7.9943, being the noon buy rate for U.S. dollars in effect on June 30, 2006 in the City of New York for cable transfer in RMB per U.S.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(4) Summary of Significant Accounting Policies and Practices – (continued)

(b) Foreign Currency Transactions – (continued)

dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on December 31, 2005, or at any other date.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

(c) Cash

None of the Group’s cash is restricted as to withdrawal. As of December 31, 2004 and 2005 there were no cash equivalents.

(d) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(e) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using first-in, first-out basis method. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocation proportion of production overheads based on normal operating capacity.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment.

Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Years

Buildings and improvements	25 – 30
Plant and equipment	10 – 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(4) Summary of Significant Accounting Policies and Practices – (continued)

(f) Property, Plant and Equipment – (continued)

from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the period/year ended December 31, 2004 and 2005 was RMB2,574 and RMB23,337 (US$2,919) respectively, of which 95% and 98% were recorded in cost of goods sold and 5% and 2% was recorded in administrative expenses, respectively.

Construction in progress represented capital expenditure in respect of the BOPET productions line. No depreciation is provided in respect of construction in progress.

(g) Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

(h) Intangible Assets

The Group acquired a trademark for use in the production and distribution of plastic flexible packaging materials. The trademark is stated at the estimated fair value, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful life of 5 years of the trademark.

Given the environment in which the Group currently operates, it is reasonably possible that the estimated economic useful life of the asset or the Group’s estimate that it will recover their carrying amounts from future operations could change in the future.

(i) Goodwill

Goodwill represents the excess of purchased cost over fair value of net assets of the Shandong Fuwei business acquired. Goodwill is evaluated for impairment at least annually. Management has determined that Shandong Fuwei is the reporting unit for testing goodwill impairment. The first step of the test for impairment compares the book value of Shandong Fuwei to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, compares the implied fair value of goodwill to its book value to determine if an impairment is required.

The fair value of Shandong Fuwei was determined based on the expected discounted future cash flows methodology. The use of discounted cash flow methodology requires significant judgments including estimation of future revenues and costs, industry economic factors, future profitability, determination of Shandong Fuwei’s weighted average cost of capital and other variables. Although the Company based its fair value estimate on assumptions it believes to be reasonable, those assumptions are inherently unpredictable and uncertain.

Management performed step one of its annual goodwill impairment test in the fourth quarter of 2005 and determined that the fair value of Shandong Fuwei exceeded its net book value as of December 31, 2005. Therefore, step two was not required.

(j) Impairment of Long-Lived Assets

Long-lived assets, other than goodwill, including property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(4) Summary of Significant Accounting Policies and Practices – (continued)

(j) Impairment of Long-Lived Assets – (continued)

asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

(k) Revenue Recognition

Sales of plastic flexible packaging materials are reported, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. The standard terms and conditions under which the Group generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Group within 7 days and 30 days of receipt for sales to customers in the PRC and overseas respectively. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

(l) Government Grants

Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income in the same period in which the related expenses are incurred.

For the period ended December 31, 2004, government grants of RMB544 were recognized to compensate interest on bank loans and were recorded in interest expense. For the year ended December 31, 2005, government grants of RMB160 (US$20) were recognized to compensate research and development expenses incurred and RMB98 (US$12) were received as incentive of high VAT payer and were recorded in administrative expenses.

(m) Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs amounted to RMB131 and RMB1,157 (US$145) for the period/year ended December 31, 2004 and 2005 and such costs were recorded in administrative expenses.

(n) Retirement and Other Postretirement Benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to expense as and when the related employee service is provided.

(o) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(4) Summary of Significant Accounting Policies and Practices – (continued)

(p) Earnings per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the period. There were no dilutive potential shares during the period/year ended December 31, 2004 and 2005.

On November 23, 2006 the Company’s Board of Directors declared a 7.707-for-one ordinary share split. All share and per share amounts have been retroactively adjusted to reflect the share split.

(q) Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

(r) Segment Reporting

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue of BOPET film (but not by sub-product type or geographic area) and operating results of Shandong Fuwei, the operating subsidiary in the PRC. As such, the Group has determined that the Group has a single operating segment as defined by Statement of Financial Accounting Standard No. 131, Disclosures about Segments of an Enterprise and Related Information.

(s) Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for any product liability claims.

(t) Pro Forma Earnings Per Share (unaudited)

The conversion of all outstanding shareholders’ loans, as described in Note 28(b), took effect on November 23, 2006. The conversion of the shareholders’ loans was effected at an effective rate of US$10.00 of outstanding indebtedness for each newly-issued ordinary share.

The pro forma unaudited basic and diluted earnings per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the year plus the number of ordinary shares resulting from the conversion of shareholders’ loans assuming the conversion took place as of January 1, 2005. The weighted average number of ordinary shares outstanding on a pro forma basis is 8,750,000 for the computation of the pro forma unaudited basic and diluted earnings per ordinary share.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(4) Summary of Significant Accounting Policies and Practices – (continued)

Year Ended December 31, 2005

Historical weighted average number of ordinary shares outstanding	771
Conversion of shareholders’ loans	8,749,229
Pro forma weighted average number of ordinary shares outstanding – basic and diluted	8,750,000

On November 23, 2006, the Company converted outstanding shareholders’ loans into 1,135,231 ordinary shares. After giving effect to the 7.707-for-1 ordinary share split, the total shares issued upon conversion amounted to 8,749,229. See Note 28(c) for further details.

The Company had no dilutive securities outstanding during any period presented, accordingly pro forma weighted average number of ordinary shares outstanding is the same for both basic and diluted purposes.

 (u) Recently Issued Accounting Standards

SFAS No.123 (revised)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment, which requires companies to measure and recognize compensation expenses for all stock-based payments at fair value. This Statement replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. The Group currently has not entered into any share-based payment arrangements that are within the scope of this Statement.

SFAS No. 151

In November 2004, the FASB issued SFAS No. 151, Inventory Costs – an amendment of ARB No. 43. This Statement requires amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Given the production lines of the Group have generally reached the normal capacity and there were no idle production facilities in 2004 and 2005, the Group does not expect the adoption of this Statement to have a material effect on the Group’s consolidated financial statements.

(5) Accounts Receivable, net

Accounts receivable at December 31, 2004 and 2005 consist of the following:

	2004	2005	2005
	RMB	RMB	US$

Accounts receivable	20,167	40,300	5,041
Less: Allowance for doubtful accounts	(1,008)	(2,015)	(252)
	19,159	38,285	4,789
Bills receivable	6,301	7,844	981
	25,460	46,129	5,770

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(5) Accounts Receivable, net – (continued)

An analysis of the allowance for doubtful accounts for 2004 and 2005 is as follows:

	2004	2005	2005
	RMB	RMB	US$

Balance at beginning of year	—	1,008	126
Bad debt expense	1,008	1,007	126
Write-offs	—	—	—
Balance at end of year	1,008	2,015	252

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Group does not obtain collateral from customers.

(6) Inventories

Inventories at December 31, 2004 and 2005 consist of the following:

	2004	2005	2005
	RMB	RMB	US$

Raw materials	10,107	9,228	1,154
Work-in-progress	1,091	865	108
Finished goods	6,541	14,468	1,810
Consumables and spare parts	293	326	41
	18,032	24,887	3,113

(7) Prepayments and Other Receivables

Prepayments and other receivables at December 31, 2004 and 2005 consist of the following:

	2004	2005	2005
	RMB	RMB	US$

Purchase deposits of raw materials	15,261	5,982	748
Prepayments (Note)	1,173	1,178	147
Other receivables	1,323	5,817	728
	17,757	12,977	1,623

——————

Note:

Prepayments at December 31, 2004 and 2005 include an amount of RMB392 and RMB392 (US$49), respectively, representing the current portion of lease prepayments of the Group (see Note 10).

(8) Deferred Expenses

Deferred expenses at December 31, 2005 represent an aggregate amount of RMB1,785 (US$223), in connection with the preparation of the proposed IPO of the Company.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(9) Property, Plant and Equipment, net

Property, plant and equipment consist of the following:

	2004	2005	2005
	RMB	RMB	US$

Buildings	33,699	33,699	4,215
Plant and equipment	274,176	275,588	34,473
Computer equipment	884	938	117
Furniture and fixtures	1,450	1,457	182
Motor vehicles	1,089	1,390	174
Construction-in-progress	9,831	30,336	3,795

	321,129	343,408	42,956
Less: accumulated depreciation	(16,529)	(39,812)	(4,979)
	304,600	303,596	37,977

All of the Group’s buildings are located in the PRC. As of December 31, 2004 and 2005, property, plant and equipment with carrying value totaling RMB151,303 and RMB264,546 (US$33,092) respectively were pledged to banks as collateral for short-term bank loans of RMB109,100 and RMB183,270 (US$22,925) respectively (see Note 13).

Construction-in-progress represents capital expenditure in respect of the BOPET production line. Interest expenses capitalized during the period/year ended December 31, 2004 and 2005 were RMB35 and RMB1,152 (US$144), respectively (see Note 20).

(10) Lease Prepayments

The balance represents the land use rights of the Group as follows:

	2004	2005	2005
	RMB	RMB	US$

Prepaid land use rights	18,799	18,799	2,351
Accumulated amortization	(425)	(817)	(102)
	18,374	17,982	2,249

The balance is classified as follows:
Non-current portion	17,982	17,590	2,200
Current portion – amount to be amortized next year	392	392	49
	18,374	17,982	2,249

As of December 31, 2004 and 2005, prepaid land use rights were pledged to banks as collateral for short-term bank loans of RMB66,000 and RMB52,600 (US$6,580) respectively (Note 13).

Amortization expense for the period/year ended December 31, 2004 and December 31, 2005 was RMB97 and RMB392 (US$49) respectively.

(11) Intangible Asset, net

	2004	2005	2005
	RMB	RMB	US$

Trademark	362	362	46
Less: accumulated amortization	(108)	(181)	(23)
	254	181	23

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(11) Intangible Asset, net – (continued)

Intangible asset represents the trademark of “Neo-luck” acquired by Shandong Fuwei from Shandong Neo-Luck Plastic Company Limited on 20 July 2003 (i.e. prior to the acquisition as described in Note 14). Amortization expense is recognized on a straight-line basis over the estimated useful life of 5 years. Amortization of intangible asset was RMB18 and RMB73 (US$9) respectively for the period/year ended December 31, 2004 and December 31, 2005.

The estimated amortization expense of intangible assets is as follows:

	RMB	US$

2006	72	9
2007	72	9
2008	37	5
	181	23

(12) Goodwill

Goodwill of RMB10,276 (US$1,285) at December 31, 2005, which is not deductible for tax purposes, pertains solely to the Company’s acquisition of Shandong Fuwei in October 2004. The goodwill is attributable to the development potential of business acquired.

(13) Short-term Bank Loans

	Interest rate per annum	2004	2005	2005
Lender		RMB	RMB	US$

Bank of Communications Co., Ltd.
November 30, 2004 to November 8, 2005	5.580%	66,000	—	—
October 28, 2004 to September 20, 2005	5.310%	60,000	—	—
September 29, 2004 to September 20, 2005	5.310%	30,000	—	—
December 30, 2005 to November 25, 2006	6.696%	—	52,600	6,580
December 20, 2005 to December 13, 2006	6.696%	—	52,900	6,617
April 27, 2005 to September 20, 2006	5.760%	—	100,000	12,509
China Construction Bank Corporation
February 16, 2004 to February 16, 2005	5.841%	1,300	—	—
January 14, 2004 to January 14, 2005	5.841%	15,000	—	—
September 16, 2005 to January 20, 2006	6.138%	—	12,600	1,576
Agricultural Bank of China Co., Ltd.
September 22, 2004 to September 5, 2005	5.841%	8,200	—	—
September 22, 2004 to September 5, 2005	5.841%	19,100	—	—
September 30, 2005 to September 9, 2006	7.254%	—	9,770	1,222
October 17, 2005 to October 16, 2006	7.254%	—	8,000	1,001
October 28, 2005 to October 27, 2006	7.254%	—	6,800	851
Discounted bills (Note 26(c))	4.56%-4.77%	990	5,376	672
		200,590	248,046	31,028

——————

Notes:

During the period/year ended December 31, 2004 and December 31, 2005, the Company entered into various loan agreements with commercial banks with terms ranging from three months to one year to finance its working capital. None of the loan agreements requires the Company to comply with financial covenants. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2004 and December 31, 2005 were 5.52% and 6.34% per annum, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(13) Short-term Bank Loans – (continued)

The Company has received a confirmation from Bank of Communications Co., Ltd to extend current funding commitments of RMB205,500 as of December 31, 2005, through December 31, 2007.

The principal of the above short-term loans are repayable at the end of the loan period.

Short-term loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	2004	2005	2005
	RMB	RMB	US$

Secured by:
property, plant and equipment	109,100	183,270	22,925
lease prepayments	66,000	52,600	6,580
bills receivable	990	5,376	672

Guaranteed by related parties (Note 22(a))	24,500	6,800	851
	200,590	248,046	31,028

(14) Acquisition

On October 27, 2004, Fuwei (BVI) entered into a sale and purchase agreement with Shenhong Group Co., Ltd and Shandong Baorui Investment Co., Ltd (“Shandong Baorui”), the then shareholders of Shandong Fuwei, to acquire their respective equity interest of 90% and 10% in Shandong Fuwei for an aggregate consideration of RMB91,093. Shandong Baorui is 22.1% owned by the Group Founders. With the acquisition of Shandong Fuwei, the Company entered into the market of production and distribution of BOPET film and obtained the necessary production facilities. As a result of the acquisition, the results of operations of Shandong Fuwei are consolidated and included in the financial statements of the Company from October 27, 2004. This purchase transaction was financed entirely by loans from two of the Company’s shareholders (see Note 22(b)(v)).

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(14) Acquisition – (continued)

Effect of acquisition of Shandong Fuwei

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

RMB

Cash	12,144
Property, plant and equipment	187,245
Intangible assets	272
Lease prepayments	18,079
Deferred tax assets	2,187
Inventories	31,326
Accounts receivable	39,542
Prepayment and other receivables	7,505
Amounts due from related parties	77,960
Goodwill on acquisition	10,276
Total assets acquired	386,536

Short-term bank loans	(199,600)
Accounts payables	(13,235)
Accrued expenses and other payables	(9,932)
Amount due to related parties	(29,989)
Dividends payable	(41,766)
Deferred tax liabilities	(921)

Total liabilities assumed	(295,443)
Net assets acquired	91,093

The results of operations for the period ended December 31, 2004 as though the acquisition of Shandong Fuwei had been completed on August 9, 2004 are set out below:

2004
RMB (unaudited)
Revenues	172,089
Cost of goods sold	(131,157)
Total operating expenses	(8,870)
Operating income	32,062
Other income/(expenses)	(641)
Income before income tax expense	31,421
Income tax expense	(34)
Net income	31,387
Earnings per share (basic and diluted)	314

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(15) Accrued Expenses and Other Payables

Accrued expenses and other payables at December 31, 2004 and 2005 consist of the following:

	2004	2005	2005
	RMB	RMB	US$

Payables to contractors	26,126	8,677	1,085
Receipts in advance from customers	1,672	7,277	910
VAT payable	2,901	2,077	260
Others	2,561	1,349	169
	33,260	19,380	2,424

(16) Shareholders’ Equity

The Company has a simple capital structure with one class of ordinary shares. On the date of incorporation on August 9, 2004, the authorized share capital was US$50 comprising 50,000 ordinary shares of US$1.00 each. On October 6, 2004, the Company issued 100 ordinary shares of US$1 each.

Transfers from retained earnings to statutory reserves were made in accordance with the relevant PRC rules and regulations and the articles of association of the Shandong Fuwei and were approved by the board of directors of Shandong Fuwei.

(17) Revenues

The Group’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

The following table shows the distribution of the Group’s revenue by the geographical location of customers, whereas all the Group’s assets are located in the PRC:

	2004	2005	2005
	RMB	RMB	US$

The PRC	66,115	304,421	38,080
Overseas countries (principally United States of America, Japan and India)	15,249	41,784	5,226
	81,364	346,205	43,306

The Group’s revenue by significant types of films for 2004 and 2005 is as follows:

	2004	2005	2005
	RMB	RMB	US$

Printing film	25,154	103,682	12,969
Stamping film	19,695	94,711	11,847
Metallization film	17,666	39,647	4,959
Base film for other application	17,679	59,826	7,484
Special film	1,170	48,339	6,047
	81,364	346,205	43,306

The Group operates and manages its business in one single operating segment — Shandong Fuwei, the operating subsidiary in the PRC. The results of Shandong Fuwei used by management to evaluate business performance are prepared based on PRC GAAP. Segment information is set out below:

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(17) Revenues – (continued)

	2004	2005	2005
	RMB	RMB	US$

Revenues from external customers (note (a))	80,359	342,085	42,791

Segment income	20,656	58,240	7,285
Reconciling items (note (b))	(6,845)	(1,171)	(146)
Income before income taxes	13,811	57,069	7,139
Segment assets (note (c))	407,182	437,318	54,704
Expenditures for long-lived assets	57,081	22,411	2,803
Depreciation and amortization	2,689	23,802	2,977

(a) Reconciliation of total segment revenue to consolidated revenue

	2004	2005	2005
	RMB	RMB	US$

Total segment revenues under PRC GAAP	80,359	342,085	42,791
Reconciliation from PRC GAAP to US GAAP:
Freight and other operating expenses	1,005	4,120	515
Consolidated revenues under US GAAP	81,364	346,205	43,306

(b) Reconciliation of total segment income to consolidated operating income

	2004	2005	2005
	RMB	RMB	US$

Total segment income under PRC GAAP	20,656	58,240	7,285
Reconciliation from PRC GAAP to US GAAP:
Fair value adjustment on inventory arising on acquisition of Shandong Fuwei	(4,961)	—	—
Depreciation on property, plant and equipment	134	871	109
Capitalization of interest expenses	35	1,152	144
Other adjustments	(1,977)	(806)	(101)
	(6,769)	1,217	152
Total segment income under US GAAP	13,887	59,457	7,437
Administrative expenses of holding companies	(76)	(2,388)	(298)
Consolidated total income before income taxes	13,811	57,069	7,139

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(17) Revenues – (continued)

(c) Reconciliation of total segment assets to consolidated total assets

	2004	2005	2005
	RMB	RMB	US$

Total assets for reportable segment under PRC GAAP	407,182	437,318	54,704
Reconciliation from PRC GAAP to US GAAP:
Property, plant and equipment	(16,430)	(14,582)	(1,824)
Lease prepayments	3,116	3,046	381
Deferred tax assets	1,605	1,613	202
Goodwill	10,276	10,276	1,285
Accounts receivable, net	990	5,153	645
Prepayments and other receivables	222	(4,729)	(592)
Total segment assets under US GAAP	406,961	438,095	54,801
Others (Note)	44	2,266	283
Consolidated total assets	407,005	440,361	55,084

——————

Note:

The 2005 balance primarily includes prepayments and other receivables of Fuwei (BVI).

(18) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset and lease prepayments are included in the following captions:

	2004	2005	2005
	RMB	RMB	US$

Cost of goods sold	2,451	22,737	2,844
Distribution expenses	2	12	1
Administrative expenses	236	1,053	132
	2,689	23,802	2,977

(19) Freight Costs

The Group records freight costs related to the transporting of the raw materials to the Group’s warehouse in cost of goods sold and all other outbound freight costs in distribution expenses. For the period/year ended December 31, 2004, and December 31, 2005, freight costs included in cost of goods sold were RMB28 and RMB186 (US$23), respectively, and RMB2,262 and RMB7,913 (US$990) were included in distribution expenses.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(20) Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the period/year ended December 31, 2004 and December 31, 2005:

	2004	2005	2005
	RMB	RMB	US$

Interest cost capitalized	35	1,152	144
Interest cost charged to expense	1,370	13,747	1,720
	1,405	14,899	1,864

(21) Income Taxes

Cayman Islands Tax

Under the current Cayman Island laws, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

PRC Tax

Shandong Fuwei, being a Hi-Tech Enterprise in the Weifang Hi-Tech Industrial Zone in Shandong, the PRC, has been granted preferential tax treatment by the Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shandong Fuwei’s profit was taxed at a rate of 15%.

In addition, Shandong Fuwei has been granted certain tax relief under which it is exempted from PRC income tax for the period from January 28, 2003 to December 31, 2005.

The Group had minimal operations in jurisdictions other than the PRC. (Loss) income before income taxes consists of:

	2004	2005	2005
	RMB	RMB	US$

Cayman Islands	(66)	(60)	(7)
British Virgin Islands	(10)	(2,328)	(291)
PRC	13,887	59,457	7,437
	13,811	57,069	7,139

Pursuant to the acquisition by Fuwei (BVI), Shandong Fuwei became a wholly foreign-owned enterprise under the laws of the PRC on January 5, 2005. Accordingly, Shandong Fuwei is entitled to a new 2-year-exemption-3-year-50%-reduction Foreign Enterprise Income Tax holiday whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempted from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. The tax holiday of Shandong Fuwei commenced in 2005.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(21) Income Taxes – (continued)

Income tax benefit consists of:

PRC Income tax	Current	Deferred	Total
	RMB	RMB	RMB

Period ended December 31, 2004	—	288	288
Year ended December 31, 2005	—	59	59
Year ended December 31, 2005 (US$)	—	7	7

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the period/year ended December 31, 2004 and December 31, 2005 for the following reasons:

	2004	2005	2005
	RMB	RMB	US$

Income before income taxes	13,811	57,069	7,139

Computed “expected” tax expense	(2,072)	(8,560)	(1,071)
Non-deductible expenses	(14)	(419)	(52)
Tax holiday	2,372	8,978	1,123
Tax rate differential of other tax jurisdictions	2	60	7
Actual income tax benefit	288	59	7

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) as of December 31, 2004, and December 31, 2005, are presented below.

	2004	2005	2005
	RMB	RMB	US$

Deferred income tax assets:
Current
Account receivables	—	151	19
Other receivables	—	(7)	(1)
	—	144	18
Non-current
Property, plant and equipment, principally due to differences in depreciation and capitalized interest	2,193	2,199	275
Construction in progress, principally due to capitalized interest	(152)	(294)	(37)
Lease prepayments, principally due to differences in amortization	(436)	(436)	(54)
	1,605	1,469	184
	1,605	1,613	202
Deferred income tax liabilities:
Current
Other receivables	(51)	—	—
Net deferred income tax assets	1,554	1,613	202

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(21) Income Taxes – (continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Shandong Fuwei will need to generate future taxable income of approximately RMB14,420 prior to 2031. Shandong Fuwei was under tax concession period for the period from 28 January 2003 to 31 December 2005. The profit before taxation for Shandong Fuwei for the period from January 28, 2003 to December 31, 2003 and year ended December 31, 2004 and 2005 was RMB23,460, RMB80,271 and RMB58,586 respectively. Based upon the level of historical performance of Shandong Fuwei, management believes the deferred tax assets are realizable.

(22) Related Party Transactions

Name of party	Relationship

Shandong Baorui Investment Co., Ltd (“Shandong Baorui”)	Former shareholder (10%) of Shandong Fuwei. Shandong Baorui is 22.1% owned by the Group Founders.

Shenghong Group Co., Ltd (“Shenghong Group”)	Former shareholder (90%) of Shandong Fuwei.

Shandong Neo-Luck Plastic Co., Ltd (“Shandong Neo-Luck”)	The Group Founders’ former employer, previously engaged in the business of BOPET film production.

Weifang Neo-Luck (Group) Co., Ltd (“Weifang Neo-Luck Group”)	Major shareholder (59%) of Shandong Neo-Luck. One of the directors of the Company was the general manager of Weifang Neo-Luck Group prior to joining the Company in April 2005.

Easebright Investments Limited (“Easebright Investments”)	Shareholder (21%) of the Company

Apex Glory Holdings Limited (“Apex Glory Holdings”)	Shareholder (79%) of the Company

Fuhua Industrial Material Management Co., Ltd. (“Fuhua Management”)	Investment owned by Weifang Neo-Luck Group.

Weifang Fuwah Hotel Co. Ltd (“Fuwah Hotel”)	Investment owned by Weifang Neo-Luck Group.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(22) Related Party Transactions – (continued)

(a) The principal related party transactions during the period/year ended December 31, 2004 and December 31, 2005 are as follows:

	Note	2004	2005	2005
		RMB	RMB	US$

Acquisition of production lines	(i)	119,280	—	—
Guarantee of bank loans	(ii)	24,500	6,800	851
Rentals for staff quarters	(iii)	39	201	25
Interest income	(iv)	—	838	105

——————

Notes:

(i)

Shandong Neo-Luck was declared bankrupt by the Weifang Municipal People’s Court in the PRC on September 24, 2004. The bankruptcy liquidation commission of Shandong Neo-Luck entrusted an auction company, Weifang Jing Cheng Auction Co., Ltd, to auction the assets of Shandong Neo-Luck relating mainly to the DMT production line. On September 27, 2004, the assets of Shandong Neo-Luck (with an appraised valued of RMB52,886  on a force-sale basis) were auctioned by way of public auction by Weifang Jing Cheng Auction Co., Ltd to Beijing Baorui Guarantee Co., Ltd (“Beijing Baorui”) for RMB33,848  (the “First Auction”). Beijing Baorui subsequently entrusted Shandong Yinxing Auction Company to auction the assets acquired through the First Auction. Shandong Baorui owns an 80% equity interest in Beijing Baorui. On December 25, 2004, the Group acquired the assets through a second auction for RMB119,280.

(ii)

During the year ended December 31, 2005, a bank loan of RMB6,800 (US$851) was guaranteed by Shandong Baorui.

During the period ended December 31, 2004, bank loans totaling RMB23,200 (US$2,902) and RMB1,300  (US$163) were guaranteed by Weifang Neo-Luck Group (collectively with two of its subsidiaries) and Fuwah Hotel respectively.

(iii)

During the period/year ended December 31, 2004 and December 31, 2005, the Group paid the rental expenses to Fuhua Management for renting an apartment for the purpose of staff quarters.

(iv)

During the year ended December 31, 2005, interest income of RMB838 (US$105) was received from Weifang Neo-Luck Group in respect of a loan receivable carried at an interest rate of 5.49% per annum.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(22) Related Party Transactions – (continued)

(b) Amounts due from and due to related parties as of December 31, 2004 and December 31, 2005 are as follows:

	Note	2004	2005	2005
		RMB	RMB	US$
Due from related parties
current assets

Weifang Neo-Luck Group	(i)	4,721	—	—
Fuwah Hotel	(ii)	400	—	—
Easebright Investments	(iii)	15	—	—
		5,136	—	—

Due to related parties
current liabilities
Shandong Baorui	(iv)	(2,999)	—	—
Shenghong Group	(iv)	(26,990)	—	—
Easebright Investments	(v)	(19,130)	(18,766)	(2,347)
Apex Glory Holdings	(v)	(71,963)	(70,596)	(8,831)
		(121,082)	(89,362)	(11,178)

Amounts due from/(to) related parties comprise mainly:

(i) The balance represents a loan advance to Weifang Neo-Luck Group, which carried interest at 5.49% per annum. The balance was fully settled during the year ended December 31, 2005.

(ii) The balance represents the deposits paid for expenses in respect of the Group’s conference held in Fuwah Hotel.

(iii) The balance represents the current accounts with Easebright Investments.

(iv) The balance represents part of the purchase consideration payable to Shandong Baorui and Shenghong Group in relation to the acquisition of Shandong Fuwei. The amounts were paid before December 31, 2005.

(v) The balance represents the loans from Easebright Investments and Apex Glory Holdings to the Company for financing the acquisition of Shandong Fuwei. Those loans are non-interest bearing and do not have fixed terms of repayment.

(23) Pension and Other Postretirement Benefits

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB93 and RMB527 (US$66) for the period/year ended December 31, 2004 and December 31, 2005, respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(24) Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, trade accounts receivable, prepayments and other receivables, amounts due from related parties, amounts due to related parties, and accrued liabilities and other payables, approximate their fair values because of the short maturity of these instruments.

The carrying amount of bank loans approximate the fair value based on the borrowing rates currently available for bank loans with similar terms and maturity.

(25) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more 10% of total gross revenue during the period/year ended December 31, 2004 and December 31, 2005.

Amounts due from customers representing more than 10% of the outstanding accounts receivable at December 31, 2004 and 2005 are as follow:

	2004	%	2005	%	2005	%
	RMB		RMB		US$

Goodline Development Limited	3,251	12.8	—	—	—	—

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) during the period/year ended December 31, 2004 and December 31, 2005. The Group believes that there is a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed. In the event that these major suppliers ceased to sell to the Group and the Group could not secure other sources of supply, the Group’s turnover and profitability might be adversely affected.

The following are the vendors that supplied 5% or more of our raw materials for each of the period/year ended December 31, 2004 and 2005:

Name of Vendor	Supply	Percentage of total purchases (%)
		2004	2005

Sinopec Yizheng	PET resin	68.0	66.6
Yizheng Tianbao Polyester Co., Ltd	Additives	7.9	16.7
Zhuhai Yubua Polyester Co., Ltd.	PET resin and additives	16.8	5.3

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(26) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2005 are as follows:

	RMB	US$

2006	231	29
2007	231	29
2008	221	27
	683	85

The Company leases warehouses and staff quarters under operating leases. The leases typically run for an initial period of between one and five years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

For the period/year ended December 31, 2004 and December 31, 2005, total rental expenses for non-cancelable operating leases were RMB253  and RMB321  (US$40), respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2005 were RMB156,240 (US$19,544).

(c) Outstanding bills receivable discounted

As of December 31, 2005, the Company has retained a recourse obligation of RMB5,376 (US$672) in respect of bills receivable discounted with and sold to banks. The recourse obligation represents the amount the Company will be obligated to repay to the extent that the issuing banks who have guaranteed payment do not honor the bills receivable upon maturity. For the period/year presented, the Company did not experience any losses on bills receivable discounted. The discounted bills at December 31, 2004 and 2005 were RMB990 and RMB5,376 (US$672), respectively and were disclosed as secured short-term loans (see Note 13).

(27) Fuwei Films (Holdings) Co., Ltd (Parent Company)

Under PRC regulations, the Company’s operating subsidiary, Shandong Fuwei may pay dividends only out of its accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, Shandong Fuwei is required to set aside at least 10% of its accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of its registered capital. The statutory general reserve is not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2005, additional transfers of RMB29,435 (US$3,682) are required before the statutory general reserve reaches 50% of the registered capital of Shandong Fuwei. Further, Shandong Fuwei is also required to allocate 5% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2005, RMB16,065 and RMB8,033 have been appropriated from retained earnings and set aside for statutory general reserve and public welfare fund respectively by Shandong Fuwei.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(27) Fuwei Films (Holdings) Co., Ltd (Parent Company) – (continued)

As of December 31, 2005, the amount of restricted net assets of Shandong Fuwei, which may not be transferred to the Company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 33% of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unconsolidated financial information of the Parent Company only.

Condensed Balance Sheet as of December 31, 2004 and 2005

	2004	2005
	RMB	RMB

Cash and cash equivalents	3	16
Other current assets	39	89,362
Investments in subsidiaries	14,165	73,085
Total assets	14,207	162,463

Current liabilities	107	89,503
Total shareholders’ equity	14,100	72,960
Total liabilities and shareholders’ equity	14,207	162,463

Condensed Statements of Operations (For the period/year ended December 31, 2004 and 2005)

	2004	2005
	RMB	RMB

Dividends from subsidiaries	—	—
General and administrative expenses	(66)	(60)
Loss before equity in undistributed earnings of subsidiaries	(66)	(60)

Equity in earnings of subsidiaries	14,165	57,188
Net income	14,099	57,128

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004 and 2005
(amounts in thousands, except share and per share data)

(27) Fuwei Films (Holdings) Co., Ltd (Parent Company) – (continued)

Condensed Statements of Cash Flows

	2004	2005
	RMB	RMB

Cash flow from operating activities
Net income	14,099	57,128
Adjustment to reconcile net income to net cash from operating activities:
Equity in earnings of subsidiaries	(14,165)	(57,188)
Changes in operating assets and liabilities:
Other current assets	(39)	(89,323)
Other current liabilities	107	89,396
Net cash provided by operating activities	2	13

Cash flow from financing activities
Issuance of share capital	1	—
Net cash provided by financing activities	1	—
Net increase in cash	3	13
Cash:
At beginning of year	—	3
At end of year	3	16

(28) Subsequent Events

(a) Following the maturity of the short-term loan of RMB12,600 (US$1,576) from China Construction Bank Corporation (“CCB”) on January 20, 2006, the Company obtained from CCB a new short-term loan of RMB10,000 (US$1,251) on March 31, 2006, with the maturity date on January 20, 2007, and interest charged at 6.138% per annum.

(b) In the Extraordinary General Meeting of the Shareholders held on May 8, 2006, Apex Glory Holdings and Easebright Investments approved to convert their outstanding loans to the Company of RMB70,596 (US$8,831) and RMB18,766 (US$2,347) respectively into ordinary shares of the Company. This conversion will be made by converting the outstanding debt in exchange for newly-issued ordinary shares, initially at the rate of 10 shares for each one million US dollars of outstanding debt, subject to further adjustment if a split of the outstanding ordinary shares takes place immediately prior to the closing of the initial public offering. This adjustment would have the effect of each of Apex Glory Holdings and Easebright Investments converting their respective outstanding indebtedness into ordinary shares of the Company at the initial public offering price per share paid by investors.

(c) On November 23, 2006, further to the resolutions adopted on May 8, 2006, the outstanding shareholders’ loans from Apex Glory Holdings and Easebright Investments of RMB70,596 (US$8,831) and RMB18,766 (US$2,347) were converted into 896,833 and 238,398 ordinary shares of the Company respectively. On the same date, the Company’s Board of Directors declared a 7.707-for-one ordinary share split. All share and per share amounts presented in the consolidated financial statements and related notes have been revised to reflect the share split retroactively.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and June 30, 2006
(amounts in thousands, except share and per share data)

	Note	December 31, 2005	June 30, 2006	June 30, 2006	June 30, 2006	June 30, 2006
		RMB	RMB	US$	RMB	US$
					(Pro Forma) (note 4)
ASSETS
Current assets
Cash		7,427	5,455	682
Accounts receivable, net		46,129	72,234	9,036
Inventories	5	24,887	20,079	2,513
Prepayments and other receivables		12,977	15,239	1,906
Deferred expenses		1,785	4,831	604
Deferred tax assets		144	34	4

Total current assets		93,349	117,872	14,745

Property, plant and equipment, net		303,596	293,331	36,693
Lease prepayments, net		17,590	23,878	2,987
Deposits for purchase of property, plant and equipment		13,900	13,900	1,739
Intangible asset, net		181	145	18
Goodwill		10,276	10,276	1,285
Deferred tax assets		1,469	1,346	168

Total assets		440,361	460,748	57,635

LIABILITIES
Current liabilities
Short-term bank loans	6	248,046	240,030	30,025	240,030	30,025
Accounts payable		10,613	8,900	1,114	8,900	1,114
Accrued expenses and other payables		19,380	17,208	2,153	17,208	2,153
Amounts due to related parties	8(b)	89,362	89,362	11,178	—	—

Total liabilities		367,401	355,500	44,470	266,138	33,292

SHAREHOLDERS’ EQUITY
Ordinary shares US$1 par value; 50,000 shares authorized; 771 issued and outstanding as of December 31, 2005 and June 30, 2006; 20,000,000 shares authorized; 8,750,000 shares issued and outstanding on a pro forma basis as of June 30, 2006		1	1	—	69,950	8,750
Share premium		—	—	—	19,413	2,428
Statutory reserves		11,834	11,834	1,480	11,834	1,480
Accumulated other comprehensive income		1,732	1,732	217	1,732	217
Retained earnings		59,393	91,681	11,468	91,681	11,468

Total shareholders’ equity		72,960	105,248	13,165	194,610	24,343

Total liabilities and shareholders’ equity		440,361	460,748	57,635	460,748	57,635

See accompanying notes to the unaudited condensed consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the Six-Month Periods Ended June 30, 2005 and 2006
(amounts in thousands, except per share data)

		Six Months Ended June 30,
	Note	2005	2006	2006
		RMB	RMB	US$

Revenues	7	159,779	219,939	27,512
Cost of goods sold		(115,246)	(168,169)	(21,036)

Gross profit		44,533	51,770	6,476

Operating expenses
Distribution expenses		(5,691)	(8,863)	(1,109)
Administrative expenses		(3,995)	(4,028)	(504)

Total operating expenses		(9,686)	(12,891)	(1,613)

Operating income		34,847	38,879	4,863

Other income/(expense)
Interest income		853	7	1
Interest expense		(6,663)	(6,940)	(868)
Sales of scrap materials		1,916	575	72
Others		2	—	—

Total other income/(expense)		(3,892)	(6,358)	(795)

Income before income tax expense		30,955	32,521	4,068
Income tax expense		(82)	(233)	(29)

Net income		30,873	32,288	4,039

Earnings per share (basic and diluted)		40,043	41,878	5,239

Unaudited pro forma basic and diluted earnings per share giving effect to the conversion of shareholders’ loans	4(d)		3.69	0.46

See accompanying notes to the unaudited condensed consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Six-Month Periods Ended June 30, 2005 and 2006
(amounts in thousands, except share data)

	Ordinary shares		Statutory Reserve	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders’ Equity
	Number of Shares	Amount
		RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2005	771	1	3,098	—	11,001	14,100
Issue of new shares	—	—	—	—	—	—
Net income	—	—	—	—	30,873	30,873
Appropriation to statutory reserves	—	—	—	—	—	—

Balance as of June 30, 2005	771	1	3,098	—	41,874	44,973

Balance as of January 1, 2006	771	1	11,834	1,732	59,393	72,960
Foreign currency translation adjustment	—	—	—	—	—	—
Net income	—	—	—	—	32,288	32,288
Appropriation to statutory reserves	—	—	—	—	—	—

Balance as of June 30, 2006	771	1	11,834	1,732	91,681	105,248

Balance as of June 30, 2006 – US$	—	—	1,480	217	11,468	13,165

See accompanying notes to the unaudited condensed consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six-Month Periods Ended June 30, 2005 and 2006
(amounts in thousands)

	Six Months Ended June 30,
	2005	2006	2006
	RMB	RMB	US$
Cash flow from operating activities:

Net income	30,873	32,288	4,039

Adjustments to reconcile net income to net cash (used in)/provided by operating activities
Depreciation of property, plant and equipment	11,612	11,700	1,463
Amortization of lease prepayments and intangible assets	232	254	32
Deferred income taxes	82	233	29
Changes in operating assets and liabilities,
Accounts receivable	(18,184)	(26,105)	(3,265)
Inventories	(18,689)	4,808	601
Prepaid expenses and other current assets	6,104	(6,119)	(765)
Accounts payable	(902)	(1,713)	(214)
Accrued expenses and other payables	(19,884)	(2,172)	(272)
Amounts due from related parties	415	—	—

Net cash (used in)/provided by operating activities	(8,341)	13,174	1,648

Cash flow from investing activities:

Purchases of property, plant and equipment	(20,454)	(1,435)	(180)
Payment for land use rights	—	(2,649)	(331)
Collection of amounts due from related parties	4,721	—	—

Net cash used in investing activities	(15,733)	(4,084)	(511)

Cash flow from financing activities

Principal payments of short-term bank loans	(173,290)	(18,016)	(2,254)
Proceeds from short-term bank loans	224,334	10,000	1,251
Payments of expenses relating to the proposed offering	—	(3,046)	(381)
Dividends paid	(26,265)	—	—

Net cash provided by/(used in) financing activities	24,779	(11,062)	(1,384)

Net increase/(decrease) in cash	705	(1,972)	(247)

Cash
At beginning of period	5,903	7,427	929
At end of period	6,608	5,455	682

Supplemental disclosure of cash flow information

Cash paid during the period for interest expense	7,227	7,910	989

See accompanying notes to the unaudited condensed consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
For the Six-Month Periods Ended June 30, 2005 and 2006
(amounts in thousands, except share and per share data)

(1) Principal Activities and Reorganization

Fuwei Films (Holdings) Co., Ltd (the “Company”) and its subsidiaries  (the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Shandong Fuwei. There was no change in the Group’s principal activities during the six-month period ended June 30, 2006.

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Group.

The Group was established by certain members of the former management team and employees (the “Group Founders”) of Shandong Neo-Luck Plastics Co., Ltd (“Shandong Neo-Luck”), a company owned 59% by a PRC state-owned enterprise. Prior to filing for bankruptcy protection on September 24, 2004, Shandong Neo-Luck was engaged in the business of BOPET film production. Certain production-related assets of Shandong Neo-Luck which had previously been mortgaged to the Bank of China, Weifang City branch (the “Mortgagee Bank”) as security for several loans extended to Shandong Neo-Luck’s affiliates were acquired through public auction by Fuwei Films (Shandong) Co., Ltd (“Shandong Fuwei”) on October 9, 2003 for RMB156,000 as a result of the borrowers default on various bank loans. Shandong Fuwei, established in the PRC on January 28, 2003 as a limited liability company, commenced its operations in July 2003. The principal activities of Shandong Fuwei are those relating to the design, production and distribution of plastic flexible packaging materials. Shandong Neo-Luck was subsequently declared bankrupt by the Weifang Municipal People’s Court in the PRC on September 24, 2004.

Through its intermediate holding company, Fuwei (BVI), the Company acquired a 100% ownership interest in Shandong Fuwei on October 27, 2004 for a purchase price of RMB91,093. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) effective October 27, 2004. On December 25, 2004, Shandong Fuwei acquired additional production-related assets through public auction that were formerly owned by Shandong Neo-Luck for RMB119,280. Shandong Fuwei was converted into a wholly-foreign owned enterprise in the PRC on January 5, 2005, with a registered capital of US$11,000.

The Group structure as of June 30, 2006 was the same as that as of December 31, 2005.

(2) Liquidity

As of June 30, 2006, the Group had a working capital deficit of approximately RMB237,628 (US$29,725) and had short-term bank loans of RMB240,030 (US$30,025) that are due at various times in 2006 and 2007. In preparing these unaudited condensed consolidated financial statements, management has considered the future liquidity of the Group in view of its working capital deficit. The Group has actively negotiated with its principal lenders extensions of existing loan agreements coming due in the second half of 2006. In this connection, management has received a confirmation from the Group’s principal lender to extend current funding commitments of RMB205,460 through December 31, 2007. Such confirmation does not represent new or amended loan agreements. The Group needs to repay amounts due under the existing loans upon their maturity in 2006. The Group then expects to enter into new agreements in accordance with its principal lender’s confirmation to extend funding commitments to the end of 2007. Management believes that its current cash on hand, expected cash flow to be generated from operations and proceeds from expected bank borrowings will be sufficient to meet the Group’s anticipated cash obligations, including cash needs for repayment of financing, working capital, capital expenditures and research and development expenditures. Accordingly, these unaudited condensed consolidated financial statements have been prepared on the basis that the Group will be able to continue as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if the Group were unable to continue as a going concern. The assumption is premised on future events, the outcome of which is inherently uncertain.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the Six-Month Periods Ended June 30, 2005 and 2006
(amounts in thousands, except share and per share data)

(3) Basis of Presentation

The accompanying unaudited condensed consolidated financial statements as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. Disclosures have been made to these unaudited condensed consolidated financial statements where events subsequent to year ended December 31, 2005 have occurred which have a material impact on the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto, for the fiscal year ended December 31, 2005. The December 31, 2005 balance sheet was derived from audited consolidated financial statements of the Company.

In the opinion of management, all adjustments (which include normal recurring accruals) necessary to present a fair statement of the financial position of the Group as of June 30, 2006, and the results of its operations and cash flows for the six months ended June 30, 2005 and 2006, in conformity with US GAAP, have been made. The unaudited condensed consolidated statements of income for the six months ended June 30, 2006 are not necessarily indicative of the operating results to be expected for the full fiscal year or any future periods.

This basis of accounting differs in certain material respects from that used in the preparation of the books of account of Shandong Fuwei, the Company’s principal subsidiary, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of its domicile. The accompanying unaudited condensed consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with US GAAP.

For convenience, the 2006 RMB amounts included in the accompanying unaudited condensed consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB7.9943, being the noon buy rate for U.S. dollars in effect on June 30, 2006 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on June 30, 2006, or at any other date.

(4) Summary of Significant Accounting Policies and Practices

(a) Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

(b) Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for any product liability claims.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the Six-Month Periods Ended June 30, 2005 and 2006
(amounts in thousands, except share and per share data)

(4) Summary of Significant Accounting Policies and Practices – (continued)

(c) Pro Forma Information

The pro forma unaudited balance sheet information as of June 30, 2006 reflects the assumed conversion of shareholders’ loans.

(d) Pro Forma Earnings Per Share

The pro forma unaudited basic and diluted earnings per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion of shareholders’ loans. The weighted average number of ordinary shares outstanding on a pro forma basis is 8,750,000 for the computation of the pro forma unaudited basic and diluted earnings per ordinary share.

Period Ended June 30, 2006

Historical weighted average number of ordinary shares outstanding	771
Conversion of shareholders’ loans	8,749,229
Pro forma weighted average number of ordinary shares outstanding – basic and diluted	8,750,000

On November 23, 2006, the Company converted outstanding shareholders’ loans into 1,135,231 ordinary shares. After giving effect to the 7.707-for-1 ordinary share split, the total shares issued upon conversion amounted to 8,749,229. See Note 11 for further details.

The Company had no dilutive securities outstanding during any period presented, accordingly pro forma weighted average number of ordinary shares outstanding is the same for both basic and diluted purposes.

(e) Recently Issued Accounting Standards

FIN 48

In July 2006, the FASB issued FASB Interpretations No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Company does not expect the adoption of FIN 48 to have a material impact on the consolidated financial statements.

SFAS No.157

In September 2006, the FASB issued SFAS No.157, Fair Value Measurements. SFAS No.157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No.157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No.157 does not require any new fair value measurements. Under SFAS No.157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No.157 to have a material impact on the consolidated financial statements.

SAB 108

In September 2006 the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the Six-Month Periods Ended June 30, 2005 and 2006
(amounts in thousands, except share and per share data)

(4) Summary of Significant Accounting Policies and Practices – (continued)

Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Company’s fiscal year ending December 31, 2006, with early application encouraged. The Company does not expect the adoption of SAB 108 to have a material impact on the consolidated financial statements.

(5) Inventories

Inventories at December 31, 2005 and June 30, 2006 consist of the following:

	December 31, 2005	June 30, 2006	June 30, 2006
	RMB	RMB	US$

Raw materials	9,228	11,457	1,433
Work-in-progress	865	1,785	223
Finished goods	14,468	6,503	814
Consumables and spare parts	326	334	43
	24,887	20,079	2,513

(6) Short-term Loans

Lender	Interest Rate per Annum	December 31, 2005	June 30, 2006	June 30, 2006
		RMB	RMB	US$
Bank of Communications Co., Ltd.
December 30, 2005 to November 25, 2006	6.696%	52,600	52,600	6,580
December 20, 2005 to December 13, 2006	6.696%	52,900	52,860	6,612
April 27, 2005 to September 20, 2006	5.760%	100,000	100,000	12,509

China Construction Bank Corporation
September 16, 2005 to January 20, 2006	6.138%	12,600	—	—
March 31, 2006 to January 20, 2007	6.138%	—	10,000	1,251

Agricultural Bank of China Co., Ltd.
September 30, 2005 to September 9, 2006	7.254%	9,770	9,770	1,222
October 17, 2005 to October 16, 2006	7.254%	8,000	8,000	1,001
October 28, 2005 to October 27, 2006	7.254%	6,800	6,800	850
Discounted bills (Note 10(c))	4.56%-4.77%	5,376	—	—
		248,046	240,030	30,025

——————

Notes:

During the periods ended June 30, 2005 and June 30, 2006, the Company entered into various loan agreements with commercial banks with terms ranging from three months to one year to finance its working capital. None of the loan agreements requires the Company to comply with financial covenants. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2005 and June 30, 2006 were 6.34% and 6.34% per annum, respectively.

The Company has received a confirmation from Bank of Communications Co., Ltd to extend current funding commitments of RMB205,460 (US$25,701) as of June 30, 2006, through December 31, 2007. Such confirmation does not represent new or amended loan agreements. The Group needs to repay amounts due under the existing

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the Six-Month Periods Ended June 30, 2005 and 2006
(amounts in thousands, except share and per share data)

(6) Short-term Loans – (continued)

loans upon their maturity in 2006. The Group then expects to enter into new agreements in accordance with the confirmation from Bank of Communications Co., Ltd to extend funding commitments to the end of 2007. Therefore, the Group continues to classify the existing loans from Bank of Communications Co., Ltd as short term.

The principal of the above short-term loans are repayable at the end of the loan period.

Short-term loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	December 31, 2005	June 30, 2006	June 30, 2006
	RMB	RMB	US$
Secured by:
property, plant and equipment	183,270	180,630	22,594
lease prepayments	52,600	52,600	6,580
bills receivable	5,376	—	—

Guaranteed by related parties (Note 8(a))	6,800	6,800	851
	248,046	240,030	30,025

(7) Revenues

The Group’s revenue is primarily derived from the manufacture and sale of plastic flexible packaging materials.

The following table shows the distribution of the Group’s revenue by the geographical location of customers, whereas all the Group’s assets are located in the PRC:

	Six Months Ended June 30,
	2005	2006	2006
	RMB	RMB	US$

The PRC	132,295	173,551	21,709

Overseas countries (principally United States of America, Japan and India)	27,484	46,388	5,803
	159,779	219,939	27,512

The Group’s revenue by significant types of films for 2005 and 2006 is as follows:

	Six Months Ended June 30,
	2005	2006	2006
	RMB	RMB	US$

Printing film	48,220	47,526	5,945
Stamping film	53,037	48,547	6,073
Metallization film	13,360	19,177	2,399
Base film for other application	33,070	67,745	8,474
Special film	12,092	36,944	4,621
	159,779	219,939	27,512

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the Six-Month Periods Ended June 30, 2005 and 2006
(amounts in thousands, except share and per share data)

(7) Revenues – (continued)

The Group operates and manages its business in one single operating segment — Shandong Fuwei, the operating subsidiary in the PRC. The results of Shandong Fuwei used by management to evaluate business performance are prepared based on PRC GAAP. Segment information is set out below:

	Six Months Ended June 30,
	2005	2006	2006
	RMB	RMB	US$

Revenues from external customers (note (a))	157,150	215,303	26,932

Segment income	30,229	31,296	3,915
Reconciling items (note (b))	726	1,225	153
Income before income taxes	30,955	32,521	4,068
Segment assets (note (c))	437,318	462,085	57,802
Expenditures for long-lived assets	20,454	4,084	511
Depreciation and amortization	11,844	11,954	1,495

(a) Reconciliation of total segment revenue to consolidated revenue

	Six Months Ended June 30,
	2005	2006	2006
	RMB	RMB	US$

Total segment revenues under PRC GAAP	157,150	215,303	26,932
Reconciliation from PRC GAAP to US GAAP:
Freight and other operating expenses	2,629	4,636	580
Consolidated revenues under US GAAP	159,779	219,939	27,512

(b) Reconciliation of total segment income to consolidated operating income

	Six Months Ended June 30,
	2005	2006	2006
	RMB	RMB	US$

Total segment income under PRC GAAP	30,229	31,296	3,915
Reconciliation from PRC GAAP to US GAAP:
Depreciation on property, plant and equipment	416	416	52
Capitalization of interest expenses	564	970	121
Other adjustments	—	(131)	(17)
	980	1,255	156
Total segment income under US GAAP	31,209	32,551	4,071
Administrative expenses of holding companies	(254)	(30)	(3)
Consolidated total income before income taxes	30,955	32,521	4,068

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the Six-Month Periods Ended June 30, 2005 and 2006
(amounts in thousands, except share and per share data)

(7) Revenues – (continued)

(c) Reconciliation of total segment assets to consolidated total assets

	December 31, 2005	June 30, 2006	June 30, 2006
	RMB	RMB	US$

Total assets for reportable segment under PRC GAAP	437,318	462,085	57,802
Reconciliation from PRC GAAP to US GAAP:
Property, plant and equipment	(14,582)	(13,289)	(1,662)
Lease prepayments	3,046	3,011	376
Deferred tax assets	1,613	1,380	173
Goodwill	10,276	10,276	1,285
Accounts receivable, net	5,153	(223)	(28)
Prepayments and other receivables	(4,729)	(6,947)	(869)
Total segment assets under US GAAP	438,095	456,293	57,077
Others (Note)	2,266	4,455	558
Consolidated total assets	440,361	460,748	57,635

——————

Note:

The 2005 and 2006 balance primarily includes prepayments and other receivables of Fuwei (BVI).

(8) Related Party Transactions

Name of Party	Relationship

Shandong Baorui Investment Co., Ltd (“Shandong Baorui”)	Former shareholder (10%) of Shandong Fuwei. Shandong Baorui is 22.1% owned by the Group Founders.

Shenghong Group Co., Ltd (“Shenghong Group”)	Former shareholder (90%) of Shandong Fuwei.

Shandong Neo-Luck Plastic Co., Ltd (“Shandong Neo-Luck”)	The Group Founders’ former employer, previously engaged in the business of BOPET film production.

Weifang Neo-Luck (Group) Co., Ltd (“Weifang Neo-Luck Group”)	Major shareholder (59%) of Shandong Neo-Luck. One of the directors of the Company was the general manager of Weifang Neo-Luck Group prior to joining the Company in April 2005.

Easebright Investments Limited (“Easebright Investments”)	Shareholder (21%) of the Company

Apex Glory Holdings Limited (“Apex Glory Holdings”)	Shareholder (79%) of the Company

Fuhua Industrial Material Management Co., Ltd. (“Fuhua Management”)	Investment owned by Weifang Neo-Luck Group.

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the Six-Month Periods Ended June 30, 2005 and 2006
(amounts in thousands, except share and per share data)

(8) Related Party Transactions – (continued)

(a) The principal related party transactions are as follows:

	Note	December 31, 2005	June 30, 2006	June 30, 2006
		RMB	RMB	US$

Guarantee of bank loans	(i)	6,800	6,800	851
Rentals for staff quarters	(ii)	201	100	13
Interest income	(iii)	838	—	—

——————

Notes:

(i)

As of December 31, 2005 and June 30, 2006, a bank loan of RMB6,800 (US$851) was guaranteed by Shandong Baorui.

(ii)

During the year ended December 31, 2005 and the six months ended June 30, 2006, the Group paid the rental expenses to Fuhua Management for renting an apartment for the purpose of staff quarters.

(iii)

During the year ended December 31, 2005, interest income of RMB838 was received from Weifang Neo-Luck Group in respect of a loan receivable carried at an interest rate of 5.49% per annum.

(b) Amounts due to related parties as of December 31, 2005 and June 30, 2006 are as follows:

	December 31, 2005	June 30, 2006	June 30, 2006
	RMB	RMB	US$

Due to related parties – current liabilities
Easebright Investments	(18,766)	(18,766)	(2,347)
Apex Glory Holdings	(70,596)	(70,596)	(8,831)
	(89,362)	(89,362)	(11,178)

The balance represents the loans from Easebright Investments and Apex Glory Holdings to the Company for financing the acquisition of Shandong Fuwei. These loans are non-interest bearing and do not have fixed terms of repayment.

(9) Business and Credit Concentrations

(a) Almost all of the Group’s customers are located in the PRC. There is no individual customer with gross revenue more 10% of total gross revenue during the periods ended June 30, 2005 and 2006.

Amounts due from customers representing more than 10% of the outstanding accounts receivable at December 31, 2005 and June 30, 2006 are as follow:

	December 31, 2005%		June 30, 2006%		June 30, 2006%
	RMB		RMB		US$

Pilcher Hamilton Corp.	1,944	5.3	8,005	13.5	1,001	13.5

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the Six-Month Periods Ended June 30, 2005 and 2006
(amounts in thousands, except share and per share data)

(9) Business and Credit Concentrations – (continued)

(b) The Group purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) during the six-month periods ended June 30, 2005 and 2006. The Group believes that there is a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Group’s quality standards and requirements. Currently, the Group has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Group on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Group believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Group under normal commercial terms as and when needed. In the event that these major suppliers ceased to sell to the Group and the Group could not secure other sources of supply, the Group’s turnover and profitability might be adversely affected.

The following are the vendors that supplied 5% or more of our material for each of the six months ended June 30, 2005 and 2006:

		Percentage of total purchases Six Months Ended June 30,
Name of Vendor	Supply	2005	2006
		(%)	(%)

Sinopec Yizheng	PET resin	72.3	68.5
Yizheng Tianbao Polyester Co., Ltd	Additives	14.1	17.9
Zhuhai Yubua Polyester Co., Ltd.	PET resin and additives	6.5	2.3

(10) Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of June 30, 2006 are as follows:

	RMB	US$

2006	116	14
2007	231	29
2008	221	28
	568	71

The Company leases warehouses and staff quarters under operating leases. The leases typically run for an initial period of between one and five years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

For the periods ended June 30, 2005 and 2006, total rental expenses for non-cancelable operating leases were RMB236 and RMB217 (US$27), respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of June 30, 2006 were RMB152,120 (US$19,029).

(c) Outstanding bills receivable discounted

As of December 31, 2005, the Company has retained a recourse obligation of RMB5,376 in respect of bills receivable discounted with and sold to banks. The recourse obligation represents the amount the Company will be obligated to repay to the extent that the issuing banks who have guaranteed payment do not honor the bills receivable upon maturity. For the periods presented, the Company did not experience any losses on bills receivable discounted. The discounted bills at December 31, 2005 and June 30, 2006 were RMB5,376 and RMBNil (US$Nil), respectively and were disclosed as secured short-term loans (see Note 6).

FUWEI FILMS (HOLDINGS) CO., LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the Six-Month Periods Ended June 30, 2005 and 2006
(amounts in thousands, except share and per share data)

(11) Subsequent events

(a) On November 23, 2006, the Company increased its authorized share capital from US$50 comprised of 50,000 ordinary shares of US$1.00 per share to US$2,595 comprised of 2,595,040 shares of US$1.00 per share.  On the same date, the Company’s Board of Directors declared a 7.707-for-one ordinary share split.  Further to the share split, the authorized share capital is divided into 20,000,000 ordinary shares of a par value of US$0.129752 each.  All share and per share amounts presented in the unaudited consolidated financial statements and related notes have been revised to reflect the share split retroactively.

(b) On November 23, 2006, further to the resolutions adopted on May 8, 2006, the outstanding shareholders’ loans from Apex Glory Holdings and Easebright Investments of RMB70,596 (US$8,831) and RMB18,766 (US$2,347) respectively, were converted into 896,833 and 238,398 ordinary shares of the Company respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Fuwei Films (Shandong) Co., Ltd:

We have audited the accompanying balance sheets of Fuwei Films (Shandong) Co., Ltd as of December 31, 2003, and October 26, 2004, and the related statements of income, shareholders’ equity and cash flows for the periods from January 28, 2003 (date of incorporation) to December 31, 2003, and January 1, 2004, to October 26, 2004, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuwei Films (Shandong) Co., Ltd as of December 31, 2003, and October 26, 2004, and the results of their operations and their cash flows for the each of the periods from January 28, 2003 (date of incorporation) to December 31, 2003, and January 1, 2004, to October 26, 2004, in conformity with U.S. generally accepted accounting principles.

As described in Note 24, the Company was acquired by Fuwei (BVI) Co., Ltd on October 27, 2004. The accompanying financial statements do not include any adjustments to the reported amounts that might be required as a result of the application of purchase accounting by the acquirer.

/s/ KPMG

Hong Kong, China
June 28, 2006

FUWEI FILMS (SHANDONG) CO., LTD

BALANCE SHEETS
As of December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

	Note	2003	2004

ASSETS

Current assets
Cash		16,089	12,144
Accounts receivable	4	1,197	39,542
Inventories	5	26,533	26,365
Prepayments and other receivables	6	6,575	7,435
Amounts due from related parties	19(b)	45,491	77,960

Total current assets		95,885	163,446

Property, plant and equipment, net	7	177,814	204,804
Lease prepayments	8	15,258	15,010
Intangible asset, net	9	326	272

Total assets		289,283	383,532

LIABILITIES

Current liabilities
Short-term bank loans	10	156,000	199,600
Accounts payable		4,785	13,235
Accrued expenses and other payables	11	29,105	9,932
Amounts due to related parties	19(b)	185	—
Income tax payable
Dividend payable		—	41,766

Total current liabilities		190,075	264,533

Deferred tax liabilities	12	459	485

Total liabilities		190,534	265,018

Shareholders’ Equity	13

Share capital		91,000	91,000
Capital reserve		48	48
Statutory reserves		3,060	12,264
Retained earnings		4,641	15,202

Total shareholders’ equity		98,749	118,514
Total liabilities and shareholders’ equity		289,283	383,532

See accompanying notes to the financial statements.

FUWEI FILMS (SHANDONG) CO., LTD

STATEMENTS OF INCOME
For the Periods from January 28, 2003 (date of incorporation) to December 31, 2003 and January 1, 2004 to October 26, 2004
(amounts in thousands RMB)

	Note	2003	2004

Revenues	14	95,070	286,114
Cost of goods sold	15, 16	(66,713)	(207,164)

Gross profit		28,357	78,950

Operating expenses
Distribution expenses	15, 16	(1,473)	(5,224)
Administrative expenses	15	(3,209)	(5,400)

Total operating expenses		(4,682)	(10,624)

Operating income		23,675	68,326

Other income/(expense)
Interest income		32	101
Interest expense		(675)	(7,291)
Foreign currency exchange loss		—	(40)
Sale of scrap materials		427	452
Other income		1	9

Other expense, net		(215)	(6,769)

Income before income tax expense		23,460	61,557
Income tax expense	12	(459)	(26)

Net income		23,001	61,531

See accompanying notes to the financial statements.

FUWEI FILMS (SHANDONG) CO., LTD

STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Periods from January 28, 2003 (date of incorporation) to December 31, 2003 and January 1, 2004 to October 26, 2004
(amounts in thousands RMB)

	Note	Registered Capital	Capital Reserve	Statutory Reserves	Retained Earnings	Total Shareholders’ Equity

Balance as of January 28, 2003 (date of incorporation)		—	—	—	—	—
Capital injected upon incorporation	1	91,000	48	—	—	91,048
Net income		—	—	—	23,001	23,001
Appropriation to statutory reserves	13	—	—	3,060	(3,060)	—
Dividends approved during the period	18	—	—	—	(15,300)	(15,300)

Balance as of December 31, 2003		91,000	48	3,060	4,641	98,749

Net income		—	—	—	61,531	61,531
Appropriation to statutory reserves	13	—	—	9,204	(9,204)	—
Dividends approved during the period	18	—	—	—	(41,766)	(41,766)

Balance as of October 26, 2004		91,000	48	12,264	15,202	118,514

See accompanying notes to the financial statements.

FUWEI FILMS (SHANDONG) CO., LTD

STATEMENTS OF CASH FLOWS
For the Periods from January 28, 2003 (date of incorporation) to December 31, 2003, and January 1, 2004 to October 26, 2004
(amounts in thousands RMB)

	2003	2004

Cash flow from operating activities
Net income	23,001	61,531
Adjustments to reconcile net income to net cash used in operating activities
Loss on disposal of property, plant and equipment	3	—
Depreciation of property, plant and equipment	2,141	11,867
Amortization of lease prepayments and intangible assets	116	302
Deferred income tax expense	459	26
Changes in operating assets and liabilities
Accounts receivable	(1,197)	(38,345)
Inventories	(26,533)	168
Prepaid expenses and other current assets	(6,253)	876
Accounts payable	4,785	8,450
Accrued expenses and other payables	29,105	(19,173)
Amounts due to related parties	(8,315)	(6,756)

Net cash provided by operating activities	17,312	18,946

Cash flow from investing activities
Purchases of property, plant and equipment	(179,958)	(38,857)
Deposits paid for purchase of property, plant and equipment	(36,991)	(27,634)
Payment for land use rights	(15,660)	—
Purchase of intangible asset	(362)	—

Net cash used in investing activities	(232,971)	(66,491)

Cash flow from financing activities
Contribution from shareholders	91,048	—
Principal payments of short-term bank loans	—	(164,000)
Proceeds from short-term bank loans	156,000	207,600
Dividends paid	(15,300)	—

Net cash provided by financing activities	231,748	43,600

Net increase/(decrease) in cash	16,089	(3,945)

Cash
At beginning of period	—	16,089

At end of period	16,089	12,144

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for:
Interest expense	1,366	7,399

See accompanying notes to the financial statements.

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(1) Principal Activities

Fuwei Films (Shandong) Co., Ltd (the “Company”) is principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in the packaging, imaging, electronics and electrical as well as magnetic products in the People’s Republic of China (the “PRC”).

On January 28, 2003, Beijing Changfu Investment Co., Ltd (“Changfu Investment”) and Jimswood Group, Ltd (“Jimswood Group”) established the Company in the PRC as a limited liability company with a registered capital of US$11,000. As of June 16, 2003, Changfu Investment and Jimswood Group contributed cash of US$5,610 (RMB46,409) and US$1,800 (RMB 14,940) into the Company respectively. On July 29, 2003, the Economic Development Bureau of Weifang High and New Technology Development Zone approved the extension for the contribution of the Company to be paid up to before December 31, 2004. In July 2003, the Company commenced the production of BOPET film, by initially renting relevant property, plant and equipment (“Brückner production line”) from Shandong Neo-Luck Plastics Co., Ltd (“Shandong Neo-Luck”), a company which was previously engaged in the business of BOPET film production and was 59% owned by the Weifang Neo-Luck (Group) Co., Ltd (“Weifang Neo-Luck Group”), a state-owned enterprise. Shandong Neo-Luck’s property, plant and equipment and lease prepayments had been pledged to banks to secure certain bank loans. Shandong Neo-Luck defaulted on such loans, and the creditor banks exercised their rights to assume ownership of these assets. On October 9, 2003, the Company acquired these assets through public auction for a purchase consideration of RMB156,000.

Subsequently on November 21, 2003, Changfu Investment and Jimswood Group entered into a share transfer agreement with Shenghong Group Co., Ltd (“Shenghong Group”) and Shandong Baorui Investment Co., Ltd (“Shandong Baorui”) to transfer their shareholdings in the Company  to Shenghong Group and Shandong Baorui, which then owned 90% and 10% of the equity interest in the Company, respectively. Shandong Baorui was established by certain former members of the management team and former employees (the “Group Founders”) of Shandong Neo-Luck. As of December 31, 2003, Shenghong Group and Shandong Baorui contributed cash of US$2,490 (RMB20,599) and US$1,100 (RMB9,100) into the Company respectively.

(2) Basis of Presentation

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

This basis of accounting differs in certain material respects from that used in the preparation of the books of account of the Company which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of its domicile. The accompanying financial statements reflect necessary adjustments not recorded in the books of account of the Company to present them in conformity with US GAAP.

(3) Summary of Significant Accounting Policies and Practices

(a) Foreign Currency Transactions

The Company’s functional and reporting currency is the Renminbi (“RMB”).

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting foreign currency exchange gains and losses are reported as a component of other income (expense) in the statements of income.

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(3) Summary of Significant Accounting Policies and Practices – (continued)

(a) Foreign Currency Transactions – (continued)

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of the U.S. dollar against the RMB was adjusted from approximately RMB8.28 per U.S. dollar on July 20, 2005 to RMB8.11 per U.S. dollar on July 21, 2005.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

(b) Cash

None of the Company’s cash is restricted as to withdrawal. For the periods presented the Company had no cash equivalents.

(c) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. At December 31, 2003 and October 26, 2004 there was no allowance for doubtful accounts because the Company expects to collect all receivable amounts.

(d) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using first-in, first-out basis method. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocation proportion of production overheads based on normal operating capacity.

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment.

Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Years

Buildings and improvements	25 – 30
Plant and equipment	10 – 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(3) Summary of Significant Accounting Policies and Practices – (continued)

(e) Property, Plant and Equipment – (continued)

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for each of the periods ended December 31, 2003, and October 26, 2004 was RMB2,141 and RMB11,867 respectively, of which 94% and 97% was recorded in cost of goods sold and 6% and 3% were recorded in administrative expenses, respectively.

Construction in progress represented capital expenditure in respect of BOPET production line. No depreciation is provided in respect of construction in progress.

(f) Lease Prepayments

Lease prepayments represent the acquisition cost of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

(g) Intangible Assets

The Company acquired a trademark for use in the production and distribution of plastic flexible packaging materials. The trademark is stated at acquisition cost less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful life of 5 years of the trademark.

(h) Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i) Revenue Recognition

Sales of plastic flexible packaging materials are reported, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 7 days and 30 days of receipt for sales to customers in the PRC and overseas respectively. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not a revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

(j) Government Grants

Government grants are recognized in the balance sheet initially as deferred income when they have been received. Grants that compensate the Company for expenses incurred are recognized as a reduction of expenses in the statement of income in the same period in which the related expenses are incurred. There were no grants recognized for each of the periods ended December 31, 2003 and October 26, 2004.

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(3) Summary of Significant Accounting Policies and Practices – (continued)

(k) Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs amounted to RMB251 and RMB781 for the periods ended December 31, 2003, and October 26, 2004 and such costs were recorded in administrative expenses.

(l) Retirement and Other Postretirement Benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to expense as and when the related employee service is provided.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(n) Use of Estimates

The preparation of the financial statements in accordance with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

(o) Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue of BOPET film (but not by sub-product type or geographic area) and operating results of the Company and, as such, management has determined that the Company has no operating segment as defined by Statement of Financial Accounting Standard No. 131, Disclosures about Segments of an Enterprise and Related Information.

(p) Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company records accruals for such contingency based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. The Company may consider many factors in making these assessments including past history and the specifics of each matter. As the Company has not become aware of any product liability claim since operations commenced, the Company has not recognized a liability for product liability claims.

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(4) Accounts Receivable

Accounts receivable at December 31, 2003 and October 26, 2004 consist of the following:

	2003	2004

Accounts receivable	—	34,023
Less: Allowance for doubtful accounts	—	—
	—	34,023
Bills receivable	1,197	5,519
	1,197	39,542

The Company has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Company does not obtain collateral from customers.

(5) Inventories

Inventories at December 31, 2003 and October 26, 2004 consist of the following:

	2003	2004

Raw materials	18,022	12,143
Work-in-progress	1,096	2,302
Finished goods	7,263	11,637
Consumables and spare parts	152	283
	26,533	26,365

(6) Prepayments and Other Receivables

Prepayments and other receivables at December 31, 2003 and October 26, 2004 consist of the following:

	2003	2004

Purchase deposits of raw materials	5,241	3,167
Prepayments (notes (a) and (b))	1,145	3,482
Other receivables	189	786
	6,575	7,435

——————

(a)

Prepayments at December 31, 2003 and October 26, 2004 include an amount of RMB322 and RMB322, respectively, representing the current portion of lease prepayments of the Company (see Note 8).

(b)

Prepayments at October 26, 2004 also include a deposit of RMB1,736 in respect of purchase of a machine to be installed in the new production line.

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(7) Property, Plant and Equipment, net

Property, plant and equipment consist of the following:

	2003	2004

Buildings	37,343	38,389
Plant and equipment	139,934	167,315
Computer equipment	616	758
Furniture and fixtures	1,414	1,450
Motor vehicles	648	1,149
Construction-in-progress	—	9,750
	179,955	218,811
Less: accumulated depreciation	(2,141)	(14,007)
	177,814	204,804

All of the Company’s buildings are located in the PRC. As of December 31, 2003 and October 26, 2004, property, plant and equipment with carrying value totaling RMB136,268 and RMB151,415 respectively were pledged to banks as collateral for short-term bank loans of RMB90,000 and RMB109,100 respectively (see Note 10).

Construction-in-progress represents capital expenditures in respect of BOPET production line. Interest expenses capitalized for each of the periods ended December 31, 2003 and October 26, 2004 were RMB777 and RMB203, respectively (see Note 17).

(8) Lease Prepayments

The balance represents the land use rights of the Company as follows:

	2003	2004

Prepaid land use rights	15,660	15,660
Accumulated amortization	(80)	(328)
	15,580	15,332
The balance is classified as follows:
Non-current portion	15,258	15,010
Current portion – amount to be amortized next year	322	322
	15,580	15,332

As of December 31, 2003 and October 26, 2004, prepaid land use rights were pledged to banks as collateral for short-term bank loans of RMB66,000 and RMB66,000 respectively (Note 10).

Amortization expense for each of the periods ended December 31, 2003 and October 26, 2004 was RMB80 and RMB248 respectively.

(9) Intangible Asset, net

	2003	2004

Trademark	362	362
Less: accumulated amortization	(36)	(90)
	326	272

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(9) Intangible Asset, net – (continued)

Intangible asset represents trademark of “Neo-Luck” acquired by Shandong Fuwei at a consideration of RMB362 from Shandong Neo-Luck Plastic on 20 July 2003 (i.e. prior to the acquisition as described in Note 1). Amortization expense is recognized on a straight-line basis over the estimated useful life of 5 years. Amortization of intangible asset was RMB36 and RMB54 for each of the periods ended December 31, 2003 and October 26, 2004 respectively.

(10) Short-term Bank Loans

Lender	Interest Rate per Annum	2003	2004

Bank of Communications Co., Ltd.
November 7, 2003 to November 7, 2004	5.310%	66,000	66,000
October 13, 2003 to October 13, 2004	5.310%	60,000	—
September 29, 2003 to September 29, 2004	5.310%	30,000	—
September 20, 2004 to September 20, 2005	5.310%	—	60,000
September 29, 2004 to September 20, 2005	5.310%	—	30,000

China Construction Bank Corporation
February 16, 2004 to February 16, 2005	5.841%	—	1,300
January 14, 2004 to January 14, 2005	5.841%	—	15,000

Agricultural Bank of China Co., Ltd.
September 22, 2004 to September 5, 2005	5.841%	—	8,200
September 22, 2004 to September 5, 2005	5.841%	—	19,100
		156,000	199,600

——————

Notes:

During each of the periods ended December 31, 2003 and October 26, 2004, the Company entered into various loan agreements with commercial banks in the PRC with terms no more than one year to finance its working capital. None of the loan agreements requires the Company to comply with financial covenants. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2003 and October 26, 2004 were 5.31% and 5.42% per annum, respectively.

The principal of the above short-term loans are repayable at the end of the loan period.

Short-term loans outstanding, which are all denominated in Renminbi, are secured and guaranteed as follows:

	2003	2004

Secured by:	90,000	109,100
property, plant and equipment	66,000	66,000
lease prepayments
	—	24,500
Guaranteed by related parties (Note 19(a))	156,000	199,600

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(11) Accrued Expenses and Other Payables

Accrued expenses and other payables at December 31, 2003 and October 26, 2004 consist of the following:

	2003	2004

Payables for contractors	2,695	2,510
Receipts in advance from customers	24,263	4,217
Value-Added Tax (“VAT”) payable	1,486	1,759
Others	661	1,446
	29,105	9,932

(12) Income Tax

The Company, being a Hi-Tech Enterprise in the Weifang Hi-Tech Industrial Zone in Shandong, the PRC, has been granted preferential tax treatment by the Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, the Company’s profit is taxed at a rate of 15%.

However, the Company has been granted certain tax relief under which it is exempted from PRC income tax for the period from 28 January 2003 to 31 December 2004.

Income tax expense consists of:

	Current	Deferred	Total
PRC Income tax
Period ended December 31, 2003	—	459	459

Period ended October 26, 2004	—	26	26

Income tax expense reported in the statement of income differs from the amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company) for each of the periods ended December 31, 2003 and October 26, 2004 for the following reasons:

	2003	2004

Income before income taxes	23,460	61,557
Computed “expected” tax expense	3,519	9,234
Tax holiday	(3,060)	(9,208)
Actual income tax expense	459	26

Tax effects of temporary differences that give rise to significant portions of the deferred tax liability as of December 31, 2003 and October 26, 2004 are presented below.

	2003	2004

Construction in progress, principally due to capitalized interest	—	31
Property, plant and equipment, principally due to differences in depreciation and capitalized interest	116	111
Other receivables	343	343
Total deferred tax liability	459	485

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(13) Shareholders’ Equity

Registered capital

The Company’s registered capital was US$11,000 (RMB91,000). Capital contribution in excess of the registered capital was credited to contributed surplus.

Paid-in capital

The Company’s paid-in capital as of December 31, 2003 and October 26, 2004 was RMB91,000.

Statutory reserves

Transfers from retained earnings to statutory reserves were made in accordance with the relevant PRC rules and regulations and the articles of association of the Company and were approved by the board of directors of the Company.

(14) Revenues

The Company derives revenues from the production and distribution of plastic flexible packaging materials.

The following table shows the distribution of the Company’s revenue by the geographical location of customers, whereas all the Company’s assets are located in the PRC:

	2003	2004

The PRC	95,070	279,495
Overseas countries (principally United States of America, Japan and Europe)	—	6,619
	95,070	286,114

The Company’s revenue by significant types of films for 2003 and 2004 is as follows:

	2003	2004

Printing film	38,856	124,405
Stamping film	15,847	55,907
Metallization film	30,926	76,697
Base film for other applications	9,441	28,110
Special film	—	995
	95,070	286,114

(15) Depreciation and Amortization

Depreciation of property, plant and equipment and amortization of intangible asset and lease prepayments are included in the following captions:

	2003	2004

Cost of goods sold	2,005	11,507
Distribution expenses	3	7
Administrative expenses	249	655
	2,257	12,169

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(16) Freight Costs

The Company records freight costs related to the transporting of the raw materials to the Company’s warehouse in cost of goods and all other outbound freight costs in distribution expenses. For the periods ended December 31, 2003 and October 26, 2004, freight costs included in cost of goods sold were RMB14 and RMB76, respectively, and RMB955 and RMB4,363 were included in distribution expenses.

(17) Interest Expense

The Company capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during each of the periods ended December 31, 2003  and October 26, 2004:

	2003	2004

Interest cost capitalized	777	203
Interest cost charged to expense	675	7,291
	1,452	7,494

(18) Dividends

Pursuant to resolutions passed at the Directors’ meeting of the Company held in November, 2003 and October, 2004, interim dividends of RMB15,300 and RMB41,766 in respect of the statutory years 2003 and 2004 were declared during each of the periods ended December 31, 2003 and October 26, 2004 respectively.

(19) Related Party Transactions

Name of party	Relationship

Shandong Baorui Investment Co., Ltd (“Shandong Baorui”)	Shareholder (10%) of Shandong Fuwei.

Shenghong Group Co., Ltd (“Shenghong Group”)	Shareholder (90%) of Shandong Fuwei.

Shandong Neo-Luck Plastic Co., Ltd (“Shandong Neo-Luck”)	The Group Founders’ former employer, previously engaged in the business of BOPET film production.

Weifang Neo-Luck (Group) Co., Ltd (“Weifang Neo-Luck Group”)	Major shareholder (59%) of Shandong Neo-Luck. One of the directors of the Company was the general manager of Weifang Neo-Luck Group.

Fuhua Industrial Material Management Co., Ltd. (“Fuhua Management”)	Investment owned by Weifang Neo-Luck Group.

Weifang Fuwah Hotel Co. Ltd (“Fuwah Hotel”)	Investment owned by Weifang Neo-Luck Group.

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(19) Related Party Transactions – (continued)

(a) The principal related party transactions during the periods ended December 31, 2003 and October 26, 2004 are as follows:

	Note	2003	2004

Operating lease charge in respect of property, plant and equipment	(i)	4,400	—
Acquisition of Brückner production line	(ii)	156,000	—
Sub-contracting fee	(iii)	782	5,454
Guarantee of bank loans	(iv)	—	24,500
Rentals for staff quarters	(v)	113	192

——————

Notes:

(i)

Prior to the acquisition of the Brückner production line through auction as described in (ii) below, the Company paid a monthly rental of approximately RMB1,500 to Shandong Neo-Luck for the use of the Brückner production line for the period from July 2003 to September 2003.

(ii)

The Brückner production line was originally owned by Shandong Neo-Luck and was mortgaged (the “Mortgaged Assets”) to the Bank of China, Weifang City branch (the “Mortgagee Bank”) as security for several loans extended to Shandong Neo-Luck’s affiliates. When the borrowers defaulted on repayment of the loans, the Mortgagee Bank brought a series of law suits against the borrowers and the guarantors, including Shandong Neo-Luck as co-defendants. The aforesaid cases were heard by the Weifang Municipal People’s Court in the PRC and judgment was awarded to the Mortgagee Bank. To enforce the judgment, the Mortgagee Bank instructed Shandong Weifang Auction Company to auction off the Mortgaged Assets to recover monies for the repayment of the loans. On October 9, 2003, Shandong Fuwei acquired the Mortgaged Assets through public auction (with an appraised value of RMB168,752) for a consideration of RMB156,000.

(iii)

With effect from November 2003, the Company paid a sub-contracting fee to Shandong Neo-Luck at a pre-determined rate of RMB0.87146 per tonne for the use of the DMT production line.

(iv)

At October 26, 2004, bank loans totaling RMB23,200 and RMB1,300 were guaranteed by Weifang Neo-Luck Group (collectively with two of its subsidiaries) and Fuwah Hotel respectively.

(v)

During each of the periods ended December 31, 2003 and October 26, 2004, the Group paid the rental expenses to Fuhua Management for renting an apartment for the purpose of staff quarters.

(b) Amounts due from/(to) related parties

	Note	2003	2004

Due from related parties current assets
Shandong Neo-Luck	(i)	36,991	62,889
Weifang Neo-Luck Group	(ii)	8,500	9,171
Shandong Baorui	(iii)	—	500
Shenghong Group	(iii)	—	5,000
Fuwah Hotel	(iv)	—	400
		45,491	77,960

Due to related parties current liabilities
Fuwah Hotel	(iv)	(185)	—

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(19) Related Party Transactions – (continued)

Amounts due from/(to) related parties comprise mainly:

(i)

The balances represent the prepayments made by the Company to Shandong Neo-Luck for the acquisition of DMT production line from Shandong Neo-Luck. Subsequently, the Company purchased the DMT production line from Shandong Neo-Luck through public auction on December 25, 2004 for  RMB119,280 with the prepayments of RMB 62,889 applied to the purchase.

(ii)

The balance represents a loan advance to Weifang Neo-Luck Group, which carried interest at 5.49% per annum.

(iii)

The balances represent the current accounts between the Company and Shandong Baorui and Shenghong Group, which are interest free and with no fixed terms of repayment.

(iv)

The balance in 2003 represents the conference expenses payable to Fuwah Hotel.

The 2004 balance represents the deposits paid for expenses for Company’s conference held in Fuwah Hotel.

(20) Pension and Other Postretirement Benefits

Pursuant to the relevant PRC regulations, the Company is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Company’s employees in the PRC. The total amount of contributions of RMB145 and RMB378 for each of the periods ended December 31, 2003 and October 26, 2004, respectively, was charged to administrative expenses in the accompanying statements of income. The Company has no other obligations to make payments in respect of retirement benefits of the employees.

(21) Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, trade accounts receivable, prepayments and other receivables, amounts due from related parties, amounts due to related parties, and accrued liabilities and other payables, approximate their fair values because of the short maturity of these instruments.

The carrying amount of bank loans approximate the fair value based on the borrowing rates currently available for bank loans with similar terms and maturity.

(22) Business and Credit Concentrations

(a)

All of the Company’s customers are located in the PRC. The following are the customers that individually comprise 10% or more of gross revenue for the periods ended December 31, 2003 and October 26, 2004:

	2003	%	2004	%

DareGlobal Technologies Danyang Advanced Packaging Material Branch	10,157	11	15,733	5

At December 31, 2003 and October 26, 2004, approximately Nil and 11% respectively, was due from this customer. As a result, a termination of the relationship or a reduction in orders from this customer would have a material impact on the Company’s results of operations and financial condition. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(22) Business and Credit Concentrations – (continued)

The gross accounts receivable and bills receivable due from major customer, DareGlobal Technologies Danyang Advanced Packing Material Branch at December 31, 2003 and October 26, 2004, were as follows:

	2003	%	2004	%

DareGlobal Technologies Danyang Advanced Packing Material Branch	—	—	4,420	11

(b) The Company purchased a significant portion of PET resin required for the production of BOPET film from Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”) during the periods ended December 31, 2003 and October 26, 2004. The Company believes that there is a limited number of suppliers in the PRC with the ability to consistently supply PET resin that meets the Company’s quality standards and requirements. The Company has an annual supply agreement with Sinopec Yizheng pursuant to which Sinopec Yizheng has agreed to supply fixed quantities of PET resin to the Company on a monthly basis at the prevailing market prices. The terms of such supply agreement are reviewed annually. Although the Company believes that it maintains a good relationship with its major suppliers, there can be no assurance that Sinopec Yizheng will continue to sell to the Company under normal commercial terms as and when needed. In the event that these major suppliers ceased to sell to the Company and the Company could not secure other sources of supply, the Company’s turnover and profitability might be adversely affected.

The following are the vendors that supplied 5% or more of our raw materials for each of the periods ended December 31, 2003 and October 26, 2004:

		Percentage of total purchases (%)
Name of Vendor	Supply	2003	2004

Sinopec Yizheng	Pet resin	74.1	62.2
Yizheng Tianbao Polyester Co., Ltd	Additives	9.7	12.1
Zhuhai Yubua Polyester Co., Ltd.	PET resin and additives	9.4	17.4

(23)

Commitments and Contingencies

(a) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of October 26, 2004 are as follows:

2004

2004	52
2005	277
2006	231
2007	231
2008	221
1,012

The Company leases warehouses and staff quarters under operating leases. The leases typically run for an initial period of between one and five years, with an option to renew the lease after that date with all terms are renegotiated. None of the leases includes contingent rentals.

For each of the periods ended December 31, 2003 and October 26, 2004, total rental expenses for non-cancelable operating leases were RMB5,063 and RMB261, respectively.

FUWEI FILMS (SHANDONG) CO., LTD

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and October 26, 2004
(amounts in thousands RMB)

(23) Commitments and Contingencies – (continued)

The Company initially entered into an operating lease agreement with Shandong Neo-Luck at monthly rental of RMB 1,500 for the period from July 1, 2003 to June 30, 2005 for the use of the Brückner production line. During the period from July 2003 to September 2003, total rental of RMB 4,400 was paid by the Company to Shandong Neo-Luck for the use of the Brückner production line and such expenses were charged to cost of goods sold in the statements of income.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of October 26, 2004 was RMB141,646.

(24) Subsequent Event

On October 27, 2004, the Company was acquired for an aggregate consideration of RMB91,093 by Fuwei (BVI) Co., Ltd.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

		3,750,000 Ordinary Shares Fuwei Films (Holdings) Co., Ltd

TABLE OF CONTENTS
	Page
Prospectus Summary	3
Risk Factors	10
Special Note on Forward-Looking Statements	24
Use Of Proceeds	25
Dividend Policy	27	PROSPECTUS
Capitalization	28
Dilution	29
Exchange Rate Information	30
Enforceability of Civil Liabilities	31
Selected Financial Data	32
Management’s Discussion and Analysis of Financial Condition and Results of Operations	34
Business	52
Management	68
Principal Shareholders	73	Maxim Group LLC Sole Bookrunner
Related Party Transactions	74
Description of Share Capital	76	WR Hambrecht + Co
Taxation	85
Underwriting	89	Chardan Capital Markets, LLC
Legal Matters	96
Experts	96
Expenses Relating to This Offering	96
Where You Can Find Additional Information	96
Commission Position on Indemnification for Securities Act Liabilities	97	, 2006
Index to Financial Statements	F-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law and Article 167 of our articles of association, effective upon consummation of this offering, provide that we may indemnify our directors, officers, advisors and trustee acting in relation to any of our affairs against actions, proceedings, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duty in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the provisions contained in our memorandum and articles of association, the Cayman Islands law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors or officers in the successful defense of any action, suit, or proceeding, is asserted by such director or officer, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We intend to purchase and maintain insurance on behalf of our directors and officers insuring them against liabilities that they may incur in their capacities as or arising out of their status as directors or officers.

Item 7. Recent Sales of Unregistered Securities

We have issued and sold an aggregate of 100 ordinary shares without registration under the Securities Act. On August 19, 2004, we issued 1 ordinary share to Apex Glory Holdings Limited (“Apex”), and 1 ordinary share to Easebright Investment Limited (“Easebright”), each for consideration of $1. On October 6, 2004, we issued 20 ordinary shares to Easebright and 78 ordinary shares to Apex, for consideration of $20 and $78 respectively. On November 23, 2006, we issued 896,833 ordinary shares to Apex and 238,398 ordinary shares to Easebright in consideration of the conversion of their outstanding loans to us of approximately $8,831,000 and $2,347,000, respectively. None of these issuances involved any underwriters’, underwriting discounts or commissions, or any public offering. We believe that each of these issuances were not subject to the registration requirements of the Securities Act in reliance on Regulation S under the Securities Act regarding transactions involving offshore offers and sales to non-US persons, in which no form of directed selling efforts were used or pursuant to Section 3(a)(9) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a)

Exhibits

Incorporated by reference to the Exhibit Index following Page II-4 hereof.

(b)

Financial Statement Schedules

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 9. Undertakings

The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification

II-1

against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized in New York, NY on December  15, 2006.

Fuwei Films (Holdings) Co., Ltd

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

	/s/ Xiaoan He	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	December 15, 2006
Xiaoan He

	/s/ Lin Tang	Chief Financial Officer and Director (Principal Accounting Officer)	December 15, 2006
Lin Tang

	*	Director
	Tongju Zhou		December 15, 2006

	*	Director
	Mark E. Stulga		December 15, 2006

*By:	/s/ Xiaoan He
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, duly authorized representative in the United States of Fuwei Films (Holdings) Co., Ltd. has signed this registration statement or amendment thereto in Pittsburgh, PA, U.S.A., on December  15, 2006.

Fuwei Films (Holdings) Co., Ltd

		By:	*
Mark Stulga
Director

By:	/c/Xiaoan He
Attorney-in-fact

EXHIBIT INDEX

No.	Description

1.1	Form of underwriting agreement. *
3.1	Form of Amended Memorandum of Association of Fuwei Films (Holdings) Co., Ltd.*
4.1	Specimen Ordinary Share Certificate.
4.2	Form of Representative Purchase Option *
5.1	Opinion of Conyers Dill & Pearman. *
10.1	Loan Agreement between Communication Bank of China and Fuwei Films (Holdings) Co., Ltd. dated December 20, 2005*
10.2	Loan Agreement between Communication Bank of China and Fuwei Films (Holdings) Co., Ltd. dated December 30, 2005*
10.3	Loan Agreement between Communication Bank of China of Fuwei Films (Holdings) Co., Ltd. dated April 27, 2005*
10.4	Loan Agreement between Construction Bank of China of Fuwei Films (Holdings) Co., Ltd. dated September 16, 2005*
10.5	Loan Agreement between Construction Bank of China and Fuwei Films (Holdings) Co., Ltd. dated March 31, 2006*
10.6	Loan Agreement between Agricultural Bank of China and Fuwei Films (Holdings) Co., Ltd. dated October 17, 2005*
10.7	Loan Agreement between Agricultural Bank of China and Fuwei Films (Holdings) Co., Ltd. dated September 29, 2005*
10.8	Asset Purchase Agreement between Fuwei Plastics and Shandong Weifang Auction Firm dated October 9, 2003*
10.9	Purchase Agreement between Beijing Baorui and Weifang Jing Cheng Auction Co., Ltd. dated December 17, 2004*
10.10	Service Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He *
10.11	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoan He*
10.12	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiaoming Wang*
10.13	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Yongping Bai*
10.14	Employment Agreement between Fuwei Films (Holdings) Co., Ltd. and Xiuyong Zhang*
10.15	Equipment Contract between Fuwei Films (Holdings) Co., Ltd. and Brückner dated as of June 2005*
10.16	Credit Letter from Communication Bank of China dated May 8, 2006*
21.1	List of Subsidiaries of Fuwei Films (Holdings) Co., Ltd.*
23.1	Consent of Conyers Dill & Pearman. (included in Exhibit 5.1) *
23.2	Consent of KPMG, Independent Registered Public Accounting Firm with respect to Fuwei Films (Holdings) Co., Ltd.
23.3	Consent of KPMG, Independent Registered Public Accounting Firm with respect to Fuwei Films (Shandong) Co., Ltd.
23.4	Consent of Concord & Partners *

——————

*

Previously filed.